UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported): October 19, 2020

Endo International plc

(Exact Name of Registrant as Specified in Charter)

Ireland	001-36326	68-0683755
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

First Floor, Minerva House, Simmonscourt Road Ballsbridge, Dublin 4, Ireland	Not Applicable
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 011-353-1-268-2000

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425).

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12).

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240-14d-2(b)).

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c)).

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, nominal value $0.0001 per share	ENDP	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On October 19, 2020, Endo International plc, a public limited liability company incorporated in Ireland (“Parent”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Beta Acquisition Corp., a Delaware corporation and wholly-owned indirect subsidiary of Parent (“Purchaser”) and BioSpecifics Technologies Corp., a Delaware corporation (the “Company”).

Pursuant to the Merger Agreement, and on the terms and subject to the conditions thereof, Purchaser will commence a tender offer (the “Offer”) to acquire all of the Company’s issued and outstanding shares of common stock (the “Company Shares”) at a purchase price of $88.50 per Company Share (the “Offer Price”), net to the holder thereof in cash, subject to reduction for any applicable withholding taxes and without interest.

The Offer will initially remain open for 20 business days from the date of commencement of the Offer. Under certain circumstances as set forth in the Merger Agreement, Purchaser may be required to extend, or may elect to extend, the Offer on one or more occasions.

Purchaser’s obligation to purchase the Company Shares validly tendered pursuant to the Offer is subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, including, among others: (i) that, immediately prior to the expiration of the Offer, there be validly tendered and not withdrawn in accordance with the terms of the Offer a number of Company Shares that, together with the Company Shares then-owned by Parent, Purchaser, and their respective affiliates (if any), represents at least a majority of all then-outstanding Company Shares on a fully diluted basis; (ii) the expiration or termination of any waiting period (and extensions thereof) applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or under any other antitrust law of a governmental authority of competent and applicable jurisdiction in Ireland; (iii) the absence of any law or order prohibiting or otherwise preventing the consummation of the Offer or the Merger (as hereinafter defined); and (iv) other customary conditions set forth in the Merger Agreement.

Following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent, pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) without a vote of the Company stockholders (the “Merger”). At the effective time of the Merger (the “Effective Time”), and without any action on the part of the holders of any Company Shares, each Company Share, other than any Company Shares (i) owned at the commencement of the Offer and immediately prior to the Effective Time by Parent, Purchaser, or the Company or any direct or indirect wholly-owned subsidiary thereof, (ii) irrevocably accepted for purchase pursuant to the Offer, or (iii) owned by Company stockholders who are entitled to demand and have properly and validly demanded their appraisal rights under Delaware law, will be automatically converted into the right to receive an amount in cash equal to the Offer Price, subject to reduction for any applicable withholding taxes and without interest.

In addition, effective as of immediately prior to the Effective Time, (i) each outstanding Company stock option will be automatically canceled and converted into the right to receive an amount in cash, without interest, equal to the product of (A) the number of Company Shares underlying such option immediately prior to the Effective Time multiplied by (B) the amount, if any, by which the Offer Price exceeds the exercise price per share of such option, and (ii) each outstanding Company restricted stock unit (“RSU”) will become fully vested (to the extent unvested) and will be automatically converted into the right to receive an amount in cash equal to the product of (A) the number of Company Shares underlying such RSU immediately prior to the Effective Time multiplied by (B) the Offer Price, without interest and subject to any deduction for any withholding taxes.

The Merger Agreement contains customary representations, warranties, and covenants, including with respect to, among other things, the operation of the business of the Company and its subsidiaries prior to the closing and, subject to certain customary exceptions, recommending that the Company’s stockholders accept the Offer and tender their Company Shares. In addition, the Company has agreed to customary “no shop” restrictions on its ability to solicit alternative acquisition proposals from third parties and engage in discussions or negotiations with third parties regarding alternative acquisition proposals. Notwithstanding the foregoing, the Company may take certain actions to participate in discussions and negotiations and furnish information with respect to a written bona fide alternative acquisition proposal that the Company’s board of directors (the “Board”) determines constitutes or is reasonably likely to lead to a Superior Proposal (as defined in the Merger Agreement) if failing to do so would be inconsistent with the Board’s fiduciary duties under applicable law.

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The Merger Agreement also provides that, in connection with a termination of the Merger Agreement under specified circumstances, including due to the entry by the Company into a definitive agreement with respect to a Superior Proposal, or certain other triggering events, the Company may be required to pay Parent a termination fee of $23,040,000.

The foregoing description of the Merger Agreement and the transactions contemplated thereunder is not complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is hereby filed as Exhibit 2.1 to this Current Report on Form 8-K (this “Report”) and incorporated herein by reference. The Merger Agreement and the foregoing description thereof have been included to provide investors and stockholders with information regarding the terms of the Merger Agreement. They are not intended to provide any other factual information about the Parent, Purchaser or the Company. The representations, warranties, and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement, and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties, and covenants contained in the Merger Agreement and discussed in the foregoing description, it is important to bear in mind that such representations, warranties, and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties, and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”), and are also qualified in important part by a confidential disclosure schedule delivered by the Company to Parent in connection with the Merger Agreement. Investors and stockholders are not third-party beneficiaries under the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties, and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties, and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Support Agreement

In connection with the Merger Agreement, the Marital Trust U/W/O Edwin H. Wegman Dated 8-10-06 (the “Stockholder”) entered into a Support Agreement with Parent and Purchaser (the “Support Agreement”). The Support Agreement generally requires that the Stockholder validly tender all of its shares after commencement of the Offer and to vote against any action, agreement or transaction involving the Company that can impede, interfere with or prevent the consummation of the Transaction. The Support Agreement will terminate upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the delivery of written notice of termination by the Stockholder to Parent and Purchaser following any amendment, modification, change or waiver to any provision of the Merger Agreement that decreases the amount or changes the form of the cash consideration (other than adjustments in accordance with the terms of the Merger Agreement), (iii) the Company’s Board or any authorized committee thereof has effected a Company Board Recommendation Change (as defined in the Merger Agreement) in accordance with the terms and conditions of the Merger Agreement, and (iv) the Effective Time.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by the full text of the Support Agreement, a form of which is filed as Exhibit 10.1 hereto and is incorporated by reference herein.

Item 8.01	Other Events.

On October 19, 2020, Parent issued a press release announcing the execution of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 to this Report and is incorporated by reference herein.

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Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of October 19, 2020, by and among BioSpecifics Technologies Corp., Endo International plc, and Beta Acquisition Corp.

10.1	Support Agreement, dated as of October 19, 2020, by and among Endo International plc, Beta Acquisition Corp and the Marital Trust U/W/O Edwin H. Wegman dated 8-10-06.

99.1	Press Release, dated October 19, 2020.

104	Cover Page Interactive Data File – the cover page XBRL tags are embedded within the Inline XBRL document.

*

Certain exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted exhibits and schedules upon request by the SEC; provided, however, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any exhibits or schedules so furnished.

Additional Information and Where to Find It

The Offer has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of common stock of the Company or any other securities, nor is it a substitute for the tender offer materials that Parent and Purchaser will file with the SEC upon commencement of the Offer. At the time the tender offer is commenced, Parent and Purchaser will file tender offer materials on Schedule TO, including an offer to purchase, a letter of transmittal and related documents with the SEC, and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Offer. The offer to purchase all of the issued and outstanding shares of the Company’s common stock will only be made pursuant to the offer to purchase, the letter of transmittal, and related documents filed as a part of the Schedule TO. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS OF BIOSPECIFICS TECHNOLOGIES CORP. ARE URGED TO READ CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION SUCH HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Parent and Purchaser will be available free of charge on Endo’s website. In addition, security holders of the Company may obtain free copies of the tender offer materials by contacting the information agent for the Offer that will be named in the Tender Offer Statement on Schedule TO. Copies of the documents filed with the SEC by the Company will be available free of charge on BioSpecifics Technologies Corp.’s website.

Forward Looking Statement

This communication contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. Statements including words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plan,” “will,” “may,” “look forward,” “intend,” “guidance,” “future” or similar expressions are forward-looking statements. These forward-looking statements include, among others, statements relating to Parent’s or the Company’s future financial performance, business prospects and strategy, including the Offer, the Merger, the ability to successfully complete such transactions and other

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similar matters. Actual results could differ materially from those contained in these forward-looking statements for a variety of reasons, including, among others, the risks and uncertainties inherent in the Offer and the Merger, including, among other things, regarding how many of the Company’s stockholders will tender their shares in the Offer, the possibility that competing offers will be made, the ability to obtain requisite regulatory approvals relating to the acquisition, the ability to satisfy the conditions to the closing of the Offer and Merger, the expected timing of the Offer and the Merger, the risk of stockholder litigation relating to the transaction, including resulting expense or delay, difficulties or unanticipated expenses in connection with integrating the Company’s operations into Parent’s and the possibility that anticipated synergies and other benefits of the transaction will not be realized in the amounts anticipated, within the expected timeframe or at all, the effect of the announcement of the Offer and the Merger on Parent’s and the Company’s business relationships, competition, including technological advances, new products and patents attained by competitors, challenges to patents, the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the expected tax treatment of the transaction, challenges inherent in product research and development, clinical trial outcomes and quality, availability and affordability of products, and other circumstances beyond Parent’s and the Company’s control. You should not place undue reliance on these forward looking statements. Certain of these and other risks and uncertainties are discussed in Parent’s and the Company’s filings with the SEC and, in Parent’s case, with securities regulators in Canada on the System for Electronic Document Analysis and Retrieval, including the Schedule TO (including the offer to purchase, letter of transmittal and related documents) Parent and Purchaser will file with the SEC, the Solicitation/Recommendation Statement on Schedule 14D-9 that the Company will file with the SEC and their respective Form 10-K’s and 10-Q’s under the caption “Risk Factors” and as otherwise enumerated therein. Parent assumes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required under applicable securities laws.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENDO INTERNATIONAL PLC

Date: October 19, 2020	By:	/s/ Matthew J. Maletta
Name: Matthew J. Maletta Title: Executive Vice President, Chief Legal Officer and Company Secretary

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

ENDO INTERNATIONAL PLC,

BETA ACQUISITION CORP.

AND

BIOSPECIFICS TECHNOLOGIES CORP.

DATED AS OF OCTOBER 19, 2020

i

4.17	Intellectual Property	44
4.18	Real Property	47
4.19	Material Contracts	48
4.20	Regulatory Compliance	50
4.21	Insurance	53
4.22	Anti-Bribery; Anti-Money Laundering	54
4.23	14d-10 Matters	55
4.24	Related Party Transactions	55
4.25	Opinions of Financial Advisors of the Company	55
4.26	State Takeover Statutes Inapplicable	55
4.27	No Other Representations or Warranties	55

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		56

5.1	Organization and Qualification	56
5.2	Authority	56
5.3	Schedule TO; Schedule 14D-9	57
5.4	Consents and Approvals; No Violation	57
5.5	Litigation	58
5.6	Interested Stockholder	58
5.7	Sufficient Funds	58
5.8	No Other Operations	58
5.9	Brokers	58
5.10	No Other Representations or Warranties	58

ARTICLE VI COVENANTS OF THE COMPANY		59

6.1	Conduct of Business of the Company	59
6.2	No Solicitation	62
6.3	Company Board Recommendation Change	64

ARTICLE VII ADDITIONAL COVENANTS		66

7.1	Reasonable Best Efforts	66
7.2	Antitrust Filings	67
7.3	Merger	69
7.4	Public Statements and Disclosure	69
7.5	Anti-Takeover Laws	69
7.6	Access	70
7.7	Section 16(b) Exemption	70
7.8	Directors’ and Officers’ Indemnification and Insurance	70
7.9	Company 401(k) Plan(s); Bonus Plan.	72
7.10	Obligations of Merger Sub	73
7.11	Company Stockholder Litigation	73
7.12	Certain Other Matters	73
7.13	Delisting	73

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7.14	14d-10 Matters	73
7.15	Notice of Certain Events	74

ARTICLE VIII CONDITIONS TO THE MERGER		74

8.1	Purchase of Company Shares	74
8.2	No Legal Prohibition	74

ARTICLE IX TERMINATION, AMENDMENT AND WAIVER		74

9.1	Termination Prior to the Acceptance Time	74
9.2	Notice of Termination; Effect of Termination	76
9.3	Fees and Expenses.	76
9.4	Amendment	78
9.5	Extension; Waiver	78

ARTICLE X GENERAL PROVISIONS		78

10.1	Survival of Representations, Warranties and Covenants	78
10.2	Notices	78
10.3	Assignment	79
10.4	Confidentiality	79
10.5	Entire Agreement	80
10.6	Third Party Beneficiaries	80
10.7	Severability	80
10.8	Remedies	80
10.9	Governing Law	81
10.10	Consent to Jurisdiction	81
10.11	WAIVER OF JURY TRIAL	82
10.12	Disclosure Letter References	82
10.13	Counterparts	82

Annexes

Annex A – Conditions to the Offer

Annex B – Certificate of Incorporation of the Surviving Corporation

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of October 19, 2020 by and among Endo International plc, a public limited company incorporated in Ireland (“Parent”), Beta Acquisition Corp., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”), and BioSpecifics Technologies Corp., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, Parent has agreed to cause Merger Sub to commence a tender offer (as it may be extended, amended or supplemented from time to time in accordance with this Agreement, the “Offer”) to acquire all of the outstanding shares of common stock, par value $0.001 per share, of the Company (the “Company Shares”) at a price of $88.50 per Company Share net to the holder thereof, in cash, without interest (such amount, or any higher amount per Company Share that may be paid pursuant to the Offer in accordance with this Agreement, being hereinafter referred to as the “Offer Price”), upon the terms and subject to the conditions set forth herein and subject to any applicable withholding Tax pursuant to Section 3.8(e);

WHEREAS, as soon as practicable following the consummation of the Offer, upon the terms and subject to the conditions set forth herein and in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a direct, wholly-owned Subsidiary of Parent, and each Company Share that is not tendered and accepted pursuant to the Offer (other than Canceled Company Shares and Dissenting Company Shares) will thereupon be canceled and converted into the right to receive cash in an amount equal to the Offer Price, without interest and subject to any applicable withholding Tax pursuant to Section 3.8(e);

WHEREAS, the parties intend for the Merger to be effected under Section 251(h) of the DGCL pursuant to the terms of this Agreement;

WHEREAS, the Company Board has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger and the Offer, are advisable, fair to, and in the best interests of the Company and the Company Stockholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Merger and the Offer, upon the terms and subject to the conditions set forth herein, (iii) determined that the Merger shall be effected as soon as practicable following the Acceptance Time without a vote of the Company Stockholders pursuant to Section 251(h) of the DGCL, (iv) resolved to recommend that the Company Stockholders accept the Offer and tender their Company Shares to Merger Sub pursuant to the Offer and (v) adopted a resolution having the effect of causing no rights to be distributed or exercisable under the Company Stockholders’ Rights Plan, and causing the Company Stockholders’ Rights Plan to have no force or effect, with respect to the Offer, the Merger and the other transactions contemplated hereby;

WHEREAS, the Board of Directors of each of Parent and Merger Sub have (i) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement, and (ii) approved the execution and delivery by Parent and Merger Sub, respectively, of this Agreement, the performance by Parent and Merger Sub of their respective covenants and agreements contained herein and the consummation of the Offer and the Merger upon the terms and subject to the conditions set forth herein;

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and the transactions contemplated hereby and to prescribe certain conditions with respect to the consummation of the transactions contemplated by this Agreement; and

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition to the willingness of Parent and Merger Sub to enter into this Agreement, a Company Stockholder is entering into a tender and support agreement with Parent and Merger Sub, pursuant to which, among other things, such Company Stockholder has agreed to tender Company Shares to Merger Sub in the Offer.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS & INTERPRETATIONS

1.1 Certain Definitions. For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

“Acceptable Confidentiality Agreement” shall mean any confidentiality agreement containing provisions limiting the disclosure and use of non-public information of or with respect to the Company that (a) contains terms that are not, in the aggregate, less favorable to the Company than the terms of the Confidentiality Agreement, except that such confidentiality agreement need not include explicit or implicit standstill provisions that would restrict the making of or amendment or modification to Acquisition Proposals and (b) that does not prohibit the Company from providing any information to Parent in accordance with Section 6.2 or Section 6.3.

“Acceptance Time” shall mean the date and time of the irrevocable acceptance for payment by Merger Sub of Company Shares pursuant to and subject to the conditions of the Offer.

“Acquisition Proposal” shall mean any offer, proposal, inquiry or indication of interest (other than an offer, proposal or indication of interest by Parent or Merger Sub) to engage in an Acquisition Transaction.

“Acquisition Transaction” shall mean any transaction or series of related transactions resulting in: (a) any acquisition by any Person or “group” (as defined under Section 13(d) of the Exchange Act) of beneficial ownership of more than twenty percent (20%) of the outstanding voting securities of the Company or any other class of equity securities of the Company or any tender offer or exchange offer that if consummated would result in any Person or “group” (as defined under Section 13(d) of the Exchange Act) beneficially owning more than twenty percent (20%) of the outstanding voting securities of the Company or any other class of equity securities of the Company (or, in each case, options, rights or warrants to purchase, or securities convertible into or exchangeable for any such securities); (b) any merger, consolidation, business combination, recapitalization, reorganization or other similar transaction involving the Company or its Subsidiaries (i) pursuant to which any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), other than the Company Stockholders (as a group) immediately prior to the consummation of such transaction, would hold, directly or indirectly, equity interests in the surviving or resulting entity of such transaction representing more than twenty percent (20%) of the voting power or any other class of equity securities of the surviving or resulting entity or (ii) as a result of which the Company Stockholders (as a group) immediately prior to the consummation of such transaction would hold, directly or indirectly, equity interests in the surviving or resulting entity of such transaction representing less than eighty percent (80%) of the voting power of the surviving or resulting entity; (c) any sale or disposition of more than twenty percent (20%) of the assets of the Company and its Subsidiaries on a consolidated basis (determined on a fair market value basis); or (d) any liquidation or dissolution of the Company; provided, however, the Offer, the Merger and the transactions contemplated hereby shall not be deemed an Acquisition Transaction in any case.

“Affiliate” shall mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by Contract or otherwise.

“Antitrust Law” shall mean the Sherman Antitrust Act of 1890, as amended, the Clayton Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act, as amended, any applicable foreign antitrust or competition Laws (“Foreign Antitrust Laws”), and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the transactions contemplated by this Agreement.

“Balance Sheet” shall mean the Company’s unaudited balance sheet as of June 30, 2020 (the “Balance Sheet Date”), including the footnotes thereto, included in the Company’s Quarterly Report on Form 10-Q for the quarter ended on the Balance Sheet Date and filed with the SEC prior to the execution of this Agreement.

“Business Day” shall have the meaning given to such term in Rule 14d-1(g)(3) under the Exchange Act; provided, however, that in the case of determining a date when any payment is due, a day on which commercial banks in the County of New York, New York are authorized or required by applicable Law to be closed shall not be a “Business Day”.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company Board” shall mean the Board of Directors of the Company.

“Company Controlled Product” shall mean any product that is being researched, tested, developed, commercialized, manufactured, sold or distributed by the Company or any of its Subsidiaries, solely or jointly with any other Person, other than a Company Joint Product.

“Company Intellectual Property Rights” shall mean all Intellectual Property Rights that are owned or purported to be owned by (solely or jointly with any other Person) or licensed to the Company or any of its Subsidiaries.

“Company Joint Product” shall mean any product set forth on Section 1.1(a) of the Company Disclosure Letter.

“Company Material Adverse Effect” shall mean any state of facts, change, occurrence, result, effect, event, circumstance or development (each an “Effect”, and collectively, “Effects”), that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on (x) the business, assets, Liabilities, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that no Effect to the extent resulting from, attributable to or arising out of any of the following shall be deemed to be or constitute a “Company Material Adverse Effect,” and no Effect to the extent resulting from, attributable to or arising out of any of the following shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred:

(a) general economic conditions (or changes in such conditions) in the United States or any other country or region in the world, or conditions in the global economy generally;

(b) conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including (i) changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries and (ii) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

(c) conditions (or changes in such conditions) in the pharmaceutical or biotechnology industries;

(d) political conditions in the United States or any other country or region in the world or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world;

(e) earthquakes, hurricanes, tsunamis, tornadoes, floods, epidemics, pandemics (including COVID-19), mudslides, wild fires or other natural disasters, weather conditions and any other force majeure events in the United States or any other country or region in the world;

(f) changes in Law or other legal or regulatory conditions (or the interpretation thereof) or any COVID-19 Measures or changes in GAAP or other accounting standards (or the interpretation thereof);

(g) the announcement of this Agreement, the consummation of the transactions contemplated hereby or the identity of Parent, Merger Sub or their Affiliates as the acquiror of the Company, including (i) any departure or termination of any officers, directors, employees or independent contractors of the Company or its Subsidiaries as a result thereof or in connection therewith and (ii) any Legal Proceedings made or brought on or after the date hereof by current or former Company Stockholders (on their own behalf or on behalf of the Company) directly arising out of this Agreement or the transactions contemplated by this Agreement (provided that the exception set forth in this clause (g) shall not apply with respect to the representations and warranties set forth in Section 4.6);

(h) (i) any actions taken or failure to take action by Parent or any of its controlled Affiliates or (ii) any action taken or failure to take any action by the Company (A) to which Parent has consented in writing, (B) upon the written request of Parent or (C) that is expressly required or prohibited (as applicable) by the terms of this Agreement; provided that clause (C) shall not apply to any action taken or failure to take action pursuant to Section 6.1 (unless Parent has unreasonably withheld, conditioned or delayed its written consent to any such action or failure to take action); or

(i) changes in the Company’s stock price or the trading volume of the Company’s stock, in and of itself, or any failure by the Company to meet any estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (but not, in each case, the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from this definition).

except, in the case of clauses (a) through (f), to the extent such Effects disproportionately affect the Company and its Subsidiaries relative to other companies operating in any industry or industries in which the Company or its Subsidiaries operate or participate, in which case the impact or impacts may be taken into account in determining whether a “Company Material Adverse Effect” has occurred; or (y) the ability of the Company to consummate the Offer or the Merger.

“Company Options” shall mean any options to purchase Company Shares outstanding under the Company Stock Plans.

“Company Preferred Stock” shall mean the preferred stock, par value $0.50 per share, of the Company.

“Company Product” shall mean any Company Controlled Product or any Company Joint Product.

“Company Registered Intellectual Property” shall mean all of the Registered Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries.

“Company RSU Award” shall mean any award of restricted stock units, the vesting of which is time-based, outstanding under any Company Stock Plan, including any award of restricted stock units that was previously subject to performance-based vesting conditions and has become subject solely to time-based vesting conditions.

“Company Stock Plans” shall mean the BioSpecifics Technologies Corp. 2001 Stock Option Plan and the BioSpecifics Technologies Corp. 2019 Omnibus Incentive Compensation Plan.

“Company Stockholders” shall mean holders of Company Shares in their capacity as such.

“Company Stockholders’ Rights Plan” shall mean that certain Rights Agreement by and between the Company and Worldwide Stock Transfer, LLC, as rights agent, dated as of April 10, 2020.

“Consent” shall mean any approval, consent, license, ratification, permission, waiver, order or authorization (including from any Governmental Authority).

“Contract” shall mean any written or oral contract, subcontract, agreement, arrangement, obligation, license, sublicense, note, bond, mortgage, indenture, deed of trust, power of attorney, franchise agreement, lease (whether for real or personal property), sublease, employment agreement, loan, evidence of indebtedness, credit agreement, settlement agreement, license, purchase or sale order, undertaking, or other legal commitment or instrument.

“COVID-19” shall mean the coronavirus (SARS-CoV-2 and the associated disease COVID-19) pandemic.

“COVID-19 Measure” shall mean any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive or guidelines promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the Coronavirus Aid, Relief and Economic Security Act, as may be amended (the “CARES Act”), and the Families First Coronavirus Response Act, as may be amended (the “FFCRA”).

“DOJ” shall mean the United States Department of Justice or any successor thereto.

“Environmental Law” shall mean all Laws relating in any way to the environment, preservation or reclamation of natural resources, the presence, management or Release of, or exposure to, hazardous or toxic substances, or to human health and safety, including the Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. § 5101 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Safe Drinking Water Act (42 U.S.C. § 300f et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Federal Insecticide, Fungicide and Rodenticide Act (7 U.S.C. § 136 et seq.) and the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.), each of their state and local counterparts or equivalents, each of their foreign and international equivalents, and any transfer of ownership notification or approval statute, as each has been amended and the regulations promulgated pursuant thereto.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“ERISA Affiliate” shall mean any Person which is (or at any relevant time was or will be) a member of a “controlled group of corporations” with, under “common control” with, or a member of an “affiliate service group” with the Company as such terms are defined in Sections 414(b), (c), (m) or (o) of the Code.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“FDA” shall mean the United States Food and Drug Administration or any successor thereto.

“Fraud” shall mean common law fraud as defined under the Laws of the State of Delaware with respect to the representations and warranties expressly set forth in this Agreement and in any certificate delivered in connection herewith.

“FTC” shall mean the United States Federal Trade Commission or any successor thereto.

“GAAP” shall mean United States generally accepted accounting principles.

“Good Clinical Practices” shall mean ethical and scientific quality standards for designing, conducting, recording and reporting trials that involve the participation of human subjects, including requirements for conflicts of interest and financial disclosures, in each case as promulgated or enforced by an applicable Governmental Authority, including applicable FDA regulations in 21 C.F.R. Parts 11, 50, 54, and 56, the International Conference on Harmonisation Guideline on Good Clinical Practice (ICH Topic E6) and any other comparable applicable Law of the FDA or any other applicable Governmental Authority of competent jurisdiction and, in each case any formal applicable guidance documents promulgated thereunder.

“Good Laboratory Practices” shall mean the FDA regulations in 21 C.F.R. Part 58 and any other comparable applicable Law of any applicable Governmental Authority of competent jurisdiction and, in each case any formal applicable guidance documents promulgated thereunder.

“Good Manufacturing Practices” shall mean the current good manufacturing practices required by the FFDCA, and any applicable regulations promulgated thereunder by the FDA, including 21 C.F.R. Parts 210 and 211, for the manufacture and testing of pharmaceutical materials, any other comparable applicable Law related to the manufacture and testing of pharmaceutical materials in applicable jurisdictions outside the United States and, in each case any formal applicable guidance documents promulgated thereunder.

“Governmental Authority” shall mean (a) any government, (b) any governmental or regulatory entity, body, department, commission, subdivision, board, administrative agency or instrumentality, (c) any court, tribunal, judicial body, or an arbitrator or arbitration panel, or (d) any non-governmental self-regulatory agency, securities exchange, commission or authority, in each of (a) through (d) whether supranational, national, federal, state, county, municipal, provincial, and whether local, domestic or foreign. Governmental Authority includes the FDA, FTC and any other domestic or foreign entity that regulates or has jurisdiction over the quality, identity, strength, purity, safety, efficacy, research, development, testing, production, manufacturing, packaging, labeling, storage, transport, marketing, advertising, promotion, distribution, sale, storage, pricing, prescription, import or export of any Company Product.

“Hazardous Substance” shall mean any material, substance or waste that is defined, classified, characterized or otherwise regulated as “hazardous”, “toxic”, a “pollutant”, a “contaminant”, “radioactive” or words of similar meaning or effect, including petroleum and its by-products, asbestos, polychlorinated biphenyls, per- and polyfluoroalkyl substances (including PFAs, PFOA, PFOS, Gen X, and PFBs), radon, mold, urea formaldehyde insulation, silica, chlorofluorocarbons, and all other ozone-depleting substances.

“Health Care Laws” shall mean all applicable Laws relating to human health and safety, the provision of healthcare, and the quality, identity, strength, purity, safety, efficacy, research, development, testing, production, manufacturing, packaging, labeling, storage, transport, marketing, advertising, promotion, distribution, sale, pricing, prescription, import or export of the Company Products, including the Federal Food, Drug, and Cosmetic Act (21 U.S.C. §§ 301 et seq.) (the “FFDCA”), the Public Health Service Act (42 U.S.C. § 201 et seq.), the Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the Stark Law (42 U.S.C. § 1395nn), the Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h), the Civil False Claims Act (31 U.S.C. § 3729 et seq.), the criminal False Statements Law (42 U.S.C. § 1320a-7b(a)), the exclusion Laws (42 U.S.C. § 1320a-7), the Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the Patient Protection and Affordable Care Act (Pub. L. 111-148), as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111-152), laws relating to the claims made or promotional or marketing efforts undertaken by or on behalf of the Company or any of its Subsidiaries for prescription drugs or controlled substances, laws relating to the privacy, security, integrity, accuracy, management, processing, exchange, disclosure, transmission, storage or other protection of information about or belonging to individuals, including actual or prospective participants in the Company’s Health Care Programs or other lines of business, including HIPAA and any other applicable Laws relating to medical information, the federal Medicare and Medicaid statutes, laws related to billing or claims for reimbursement for health care items and services submitted to any third party payor, laws relating to consumer protection or unfair trade practices, including any state unfair and deceptive trade acts, each of their state, local, foreign and international counterparts or equivalents, in each case as amended, their implementing regulations or rules, in each case any formal applicable guidance documents promulgated thereunder, and all applicable requirements and conditions of each Company Regulatory Permit.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act, their implementing regulations or rules and any formal applicable guidance documents promulgated thereunder.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“Incidental Contracts” shall mean (a) shrink-wrap, click-wrap and off-the-shelf Contracts for commercially available software or services that are generally available on nondiscriminatory pricing terms and (b) non-exclusive licenses that are incidental and not material to Contracts that primarily provide for a sale of products or services to customers or the purchase or use of equipment, reagents or other materials, in each case, entered into in the ordinary course of business consistent with past practice.

“Indemnified Persons” shall mean (i) any of the Company’s or its Subsidiaries’ current or former directors and officers or any individual serving or who served as a director, officer, member, trustee or fiduciary of any corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of the Company or any of its Subsidiaries, in each case, prior to the Effective Time or (ii) any individuals set forth on Section 1.1(b) of the Company Disclosure Letter.

“Intellectual Property Rights” shall mean all intellectual property and industrial property rights and rights in confidential information of every kind and description throughout the world, regardless of form, including all U.S. and foreign: (a) design patents, community designs and all other equivalent supra-national design rights (but for clarity excluding the items described in clause (e)), (b) patents and pending patent applications, including all reissues, divisions, continuations, continuations-in-part, renewals and extensions, certificates of reexamination, utility models and supplementary protection certificates thereof (clauses (a) and (b) collectively, “Patents”), (c) copyrights and copyrightable subject matter, including published and unpublished works of authorship, including audiovisual works, collective works, computer software, programs, code (including source code and object code), compilations, derivative works, websites, literary works and mask works (“Copyrights”); (d) inventions and discoveries, including articles of manufacture, business methods, compositions of matter, improvements, machines, methods, and processes and new uses for any of the preceding items (“Inventions”); (e) words, names, symbols, devices, designs, slogans, logos, trade dress and other designations, and combinations of the preceding items, used to identify or distinguish the origin of a business, good, group, product, or service or to indicate a form of certification (“Trademarks”); (f) trade secrets, confidential or proprietary information, including know-how, concepts, methods, processes, designs, schematics, drawings, formulae, technical data, specifications, research and development information, technology, business plans, including with respect to regulatory filings relating to investigational or approved medicines or medical devices, Drug Master Files (DMFs), and the like (collectively, “Proprietary Information”); (g) data, including data in databases and data collections (including clinical trial data, knowledge databases, customer lists, and customer databases) (collectively, “Data”); (h) improvements, derivatives, modifications, enhancements, revisions and releases relating to any of the foregoing; (i) Internet domain names or URLs that are registered with any domain name registrar (“Domain Names”); (j) all past, present, and future claims and causes of action arising out of or related to infringement or misappropriation of any of the foregoing, including all rights to sue or recover and retain damages, costs or attorneys’ fees; and (k) all other intellectual property or proprietary rights, including moral rights, now known or hereafter recognized in any jurisdiction.

“Intervening Event” shall mean a positive Effect (other than any Effect resulting from a breach of this Agreement by the Company) occurring or arising after the date hereof that was not known or reasonably foreseeable to the Company Board as of the date hereof, which Effect, becomes known to the Company Board prior to the Acceptance Time, other than (a) changes in the market price of the Company Shares (provided, that the underlying reasons for such Effect may constitute an Intervening Event to the extent such underlying reason is not otherwise excluded from this definition), (b) any Acquisition Proposal or (c) the fact that, in and of itself, the Company exceeds any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (provided, that the underlying reasons for such Effect may constitute an Intervening Event to the extent such underlying reason is not otherwise excluded from this definition).

“IRS” shall mean the United States Internal Revenue Service or any successor thereto.

“IT Systems” shall mean computers, software, middleware, servers, workstations, routers, hubs, switches, data communications lines, all other information technology equipment, and all associated documentation, in each case, used by the Company or any of its Subsidiaries.

“Knowledge” shall mean, (a) with respect to the Company, the actual knowledge of any of the individuals listed on Section 1.1(c) of the Company Disclosure Letter after having made inquiry of their direct reports, and (b) with respect to Parent or Merger Sub, the actual knowledge of the executive officers of Parent after having made inquiry of their direct reports.

“Law” shall mean any and all applicable federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, ordinance, decree, code, rule, regulation, ruling, Order or other legal requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Legal Proceeding” shall mean any (a) civil, criminal or administrative actions, or (b) litigations, arbitrations or other proceedings, in each of (a) and (b), before any Governmental Authority.

“Liabilities” shall mean any liability, obligation or commitment of any kind (whether accrued, absolute, contingent, asserted, unasserted, matured, unmatured, known, or unknown, or otherwise and whether or not required to be recorded or reflected on a balance sheet prepared in accordance with GAAP).

“Licensed Registered Intellectual Property” shall mean all Registered Intellectual Property Rights licensed, or to which rights are otherwise granted, to the Company or any of its Subsidiaries.

“Lien” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance or other restriction of similar nature (including any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“NASDAQ” shall mean The NASDAQ Global Select Market.

“Order” shall mean any order, judgment, award, decision, decree, injunction, ruling, writ, assessment or arbitration award of any Governmental Authority (whether temporary, preliminary or permanent) that is binding on any Person or its property under applicable Law.

“Parent Material Adverse Effect” shall mean any Effect that, individually or in the aggregate with one or more Effects, would or would reasonably be expected to prevent Parent or Merger Sub from consummating the Offer or the Merger or performance by Parent or Merger Sub of any of their material obligations under this Agreement.

“Permit” shall mean all permits, franchises, registrations, grants, authorizations, establishment registrations, licenses, easements, variances, exceptions, exemptions, Consents, certificates, approvals, Orders and similar rights obtained from a Governmental Authority.

“Permitted Liens” shall mean any of the following: (a) Liens for Taxes, assessments and governmental charges or levies either not yet delinquent or which are being contested in good faith by appropriate proceedings by the Company and for which appropriate reserves have been established in accordance with GAAP; (b) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s, landlords’ or other Liens arising or incurred in the ordinary course of business relating to obligations which are not yet due or payable or that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP; (c) with respect to real property, (i) easements, covenants and rights-of-way and other similar restrictions and (ii) zoning, entitlements, conservation, building and other land use and environmental restrictions or regulations promulgated by Governmental Authorities, in each case, that do not materially and adversely impact the current use of the affected real property; (d) all exceptions, restrictions, imperfections of title and other similar Liens that do not materially and adversely detract from the present use of the assets of the Company and its Subsidiaries to which they relate; (e) Liens incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security Laws; (f) with respect to Intellectual Property Rights, non-exclusive licenses of Intellectual Property Rights granted in the ordinary course of business; and (g) Liens described in Section 1.1(d) of the Company Disclosure Letter.

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Authority.

“Personal Data” shall mean any information that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular natural person, device or household, and includes, in addition to the categories below, all other information that identifies, relates to, describes, is capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular natural person, device or household: (a) a natural person’s real name, alias, account name, signature, postal address, street address, date of birth, telephone number, email address, unique personal identifier, online identifier, internet protocol address, social security number, driver’s license number, passport number, tax identification number, insurance policy number, any government-issued identification number, financial account number (including bank account and debit card numbers), credit card number, any information that would permit access to a financial account, or other similar identifiers; (b) physical characteristics and description, photograph, education information, employment information (including employment history), medical information or health insurance information; (c) characteristics of protected classifications under federal or state law; (d) commercial information, including records of personal property, products or services purchased, obtained, or considered, or other purchasing or consuming histories or tendencies; (e) biometric information; (f) internet or other electronic network activity information, including browsing history, search history, and information regarding user interaction with a website, mobile application or advertisement; (g) geolocation data; (h) audio, electronic, visual, thermal, olfactory or similar information; (i) other professional or employment-related information; and (j) inferences drawn from any of the information identified above to create a profile about a natural person or household reflecting preferences, characteristics, psychological trends, predispositions, behavior, attitudes, intelligence, abilities, and aptitudes, in each case, including “Protected Health Information” or “Electronic Protected Health Information” (as those terms are defined in 45 CFR § 160.103). “Personal Data” includes any information defined as “personal data,” “personally identifiable information,” “personal information” or similar term under any Privacy and Data Security Requirements.

“Privacy and Data Security Requirements” shall mean (a) any Laws regulating the collecting, accessing, using, disclosing, electronically transmitting, securing, sharing, processing, transferring or storing of Personal Data, including HIPAA, (b) obligations under all Contracts to which the Company or any of its Subsidiary is a party or is otherwise bound that relate to Personal Data, including “business associate agreements” within the meaning of HIPAA which the Company and its Subsidiaries have entered into or are required to enter into pursuant to HIPAA and (c) all of the Company’s and its Subsidiaries’ written internal or publicly posted policies (including if posted on the Company’s or its Subsidiaries’ products and services) regarding the collection, use, disclosure, transfer, storage, maintenance, retention, deletion, disposal, modification, protection or processing of Personal Data.

“Registered Intellectual Property Rights” shall mean all Intellectual Property Rights that are the subject of an application, certificate, filing, registration, or other document issued by, filed with, or recorded by, any Governmental Authority in any jurisdiction.

“Release” shall mean any release, spill, emission, discharge, leaking, pouring, dumping or emptying, pumping, injection, deposit, disposal, dispersal, leaching or migration into or through the indoor or outdoor environment (including soil, ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property.

“Representative” shall mean with respect to any Person, its directors, officers or other employees, controlled Affiliates, or any investment banker, attorney, accountant, consultant, advisor or other agent or representative retained by such Person.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“SEC” shall mean the United States Securities and Exchange Commission or any successor thereto.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“Subsidiary” of any Person shall mean (a) a corporation more than fifty percent (50%) of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof, (b) a partnership of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership, (c) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company, (d) any other Person (other than a corporation, partnership or limited liability company) in which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof or (e) any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

“Superior Proposal” shall mean a binding bona fide, written Acquisition Proposal that did not result from a breach of Section 6.2 for an Acquisition Transaction on terms that the Company Board determines in good faith, after consultation with outside legal counsel and its financial advisor(s) (a) would, if consummated, result in a transaction that is more favorable to the Company Stockholders from a financial point of view than the terms of the Offer and Merger, taking into account all of the terms and conditions of such Acquisition Proposal and this Agreement (including any adjustment to the terms and conditions proposed by Parent in response to such Acquisition Proposal or otherwise) and (b) is reasonably likely of being completed in accordance with its terms, taking into account, for purposes of this clause (b), the Person making such Acquisition Proposal and the (x) financial, regulatory, legal, financing and timing aspects and terms of such Acquisition Proposal and (y) other aspects and terms of such Acquisition Proposal that the Company Board determines to be appropriate; provided, however, that for purposes of the reference to an “Acquisition Proposal” in this definition of a “Superior Proposal,” all references to “twenty percent (20%)” and “eighty percent (80%)” in the definition of “Acquisition Transaction” shall be deemed to be references to “fifty percent (50%).”

“Tax” shall mean any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, ad valorem, value added, alternative or add-on minimum or estimated tax or other tax of any kind whatsoever imposed by any Governmental Authority, including any interest, penalty or addition to tax imposed by any Governmental Authority, whether disputed or not.

“Tax Return” shall mean any report, declaration, return, information return, or statement required to be filed with any Governmental Authority relating to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Willful Breach” shall mean a material breach of this Agreement that is the consequence of an act or omission by the breaching party with the actual knowledge that the taking of such act or failure to take such action would cause or constitute such material breach of this Agreement.

1.2 Cross-References. For convenience of reference only, an index of terms defined in this Agreement (including Section 1.1, but excluding Section 1.3) is set forth below:

2020 Bonus Plan	72
2020 Bonuses	73
401(k) Plan Termination Date	72
Acceptable Confidentiality Agreement	2
Acceptance Time	2
Accepted Company Shares	26
Acquisition Proposal	2
Acquisition Transaction	2
Affiliate	3
Agreement	1
Anti-Bribery Laws	54
Antitrust Law	3
Balance Sheet	3
Balance Sheet Date	3
Burdensome Condition	67
Business Day	3
Canceled Company Shares	26
Capitalization Date	33
CARES Act	6
Certificate of Merger	24
Certificates	29
Change of Recommendation/Termination Notice	65
Closing	24
Closing Date	25
COBRA	40
Code	3
Collaboration Agreement	48
Company	1
Company 401(k) Plan	72
Company Board	3
Company Board Recommendation	64
Company Board Recommendation Change	64
Company Controlled Product	4
Company Disclosure Letter	32
Company Intellectual Property Rights	4

Company Joint Product	4
Company Material Adverse Effect	4
Company Options	5
Company Preferred Stock	5
Company Product	5
Company Program Requirements	51
Company Programs	51
Company Registered Intellectual Property	5
Company Regulatory Agency	50
Company Regulatory Permits	50
Company RSU Award	6
Company SEC Reports	36
Company Securities	33
Company Shares	1
Company Stock Plans	6
Company Stockholders	6
Confidentiality Agreement	79
Consent	6
Continuing Employee	73
Contract	6
COVID-19	6
COVID-19 Measure	6
D&O Tail Policy	71
Data	9
DGCL	1
Dissenting Company Shares	26
DOJ	6
Domain Names	9
Effect	4
Effective Time	24
Effects	4
Employment Compensation Arrangement	55
Enforceability Exceptions	35
Environmental Law	6
ERISA	7
ERISA Affiliate	7
Exchange Act	7
Exchange Fund	28
Expiration Time	20
FDA	7
FFCRA	6
Fraud	7
FTC	7
GAAP	7
Good Clinical Practices	7
Good Laboratory Practices	7

Good Manufacturing Practices	7
Governmental Authority	8
Hazardous Substance	8
Health Care Laws	8
HIPAA	8
HSR Act	9
Incidental Contracts	9
Indemnified Proceeding	71
Intellectual Property Rights	9
Intervening Event	10
Intervening Event Notice	65
Inventions	9
IRS	10
IT Systems	10
Knowledge	10
Law	10
Legal Proceeding	10
Liabilities	10
Licensed Registered Intellectual Property	10
Lien	10
Material Contract	49
Merger	1
Merger Consideration	26
Merger Sub	1
Minimum Condition	19
Money Laundering Laws	54
NASDAQ	11
Offer	1
Offer Documents	21
Offer Price	1
Offer to Purchase	19
Option Consideration	27
Order	11
Parent	1
Parent Material Adverse Effect	11
Participant	40
Patents	9
Paying Agent	28
Permit	11
Permitted Liens	11
Person	11
Personal Data	11
Plans	39
Privacy and Data Security Requirements	12
Proprietary Information	9
Real Property Leases	47

Registered Intellectual Property Rights	12
Release	12
Remedy Actions	67
Representative	12
RSU Consideration	27
Sarbanes-Oxley Act	12
Schedule 14D-9	22
Schedule TO	21
SEC	13
Securities Act	13
Stark Law	53
Subsidiary	13
Subsidiary Securities	34
Superior Proposal	13
Surviving Corporation	24
Tax	13
Tax Return	14
Termination Date	75
Termination Fee	76
Trademarks	9
Uncertificated Shares	29
Willful Breach	14

1.3 Certain Interpretations.

(a) Unless otherwise indicated, all references herein to Articles, Sections, Annexes, Exhibits or Schedules, shall be deemed to refer to Articles, Sections, Annexes, Exhibits or Schedules of or to this Agreement, as applicable, and all references herein to “paragraphs” or “clauses” shall be deemed references to separate paragraphs or clauses of the section or subsection in which the reference occurs. The words “hereof,” “herein,” “hereby,” “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b) Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”

(c) Unless otherwise indicated, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.

(d) If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb).

(e) Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

(f) When used herein, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if.”

(g) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(h) References to “$” and “dollars” are to the currency of the United States of America.

(i) Any dollar or percentage thresholds set forth herein shall not be used as a benchmark for the determination of what is or is not “material” or a “Company Material Adverse Effect” under this Agreement.

(j) “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(k) Except as otherwise specified, (i) references to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder, (ii) references to any Person include the successors and permitted assigns of that Person, and (iii) references from or through any date mean from and including or through and including, respectively.

(l) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever Business Days are specified for any action to be taken hereunder and such action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

(m) Where used with respect to information, the phrases “delivered” or “made available” to Parent or Merger Sub or its Representatives mean that material has been posted in the “data room” (virtual or otherwise) established by the Company at least one (1) Business Day prior to the date hereof.

(n) The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

ARTICLE II

THE OFFER

2.1 The Offer.

(a) Terms and Conditions of the Offer. Provided that this Agreement shall not have been validly terminated pursuant to Article IX, as promptly as practicable after the date hereof (but in no event more than ten (10) Business Days thereafter), Merger Sub shall (and Parent shall cause Merger Sub to) commence (within the meaning of Rule 14d-2 promulgated by the SEC under the Exchange Act) the Offer to purchase any and all of the outstanding Company Shares at a price per Company Share, subject to the terms of Section 2.1(c), equal to the Offer Price. The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that is disseminated to all of the Company Stockholders and contains the terms and conditions set forth in this Agreement and in Annex A. The obligation of Merger Sub to, and of Parent to cause Merger Sub to, irrevocably accept for payment and pay for any Company Shares validly tendered (and not validly withdrawn) pursuant to the Offer shall be subject only to:

(i) the condition (the “Minimum Condition”) that, as of immediately prior to the Expiration Time, there be validly tendered and not withdrawn in accordance with the terms of the Offer, and “received” by the “depository” for the Offer (as such terms are defined in Section 251(h) of the DGCL), a number of Company Shares that, together with the Company Shares then owned by Parent, Merger Sub and their respective Affiliates (if any), represents at least a majority of all then outstanding Company Shares on a fully diluted basis; and

(ii) the other conditions set forth in Annex A.

(b) Waiver of Conditions. Merger Sub expressly reserves the right (but is not obligated to) at any time and from time to time in its sole discretion to waive, in whole or in part, any conditions to the Offer and to make any change or modification to the terms of or conditions to the Offer (including increasing the Offer Price); provided, however, that notwithstanding the foregoing or anything to the contrary set forth herein, without the prior written consent of the Company, Merger Sub shall not (and Parent shall not permit Merger Sub to) (i) amend, modify or waive the Minimum Condition, the Termination Condition (as defined in Annex A), the condition set forth in clause (A) of Annex A, or the condition set forth in clause (C)(1) of Annex A, or (ii) make any change in the terms of or conditions to the Offer that (A) changes the form of consideration to be paid in the Offer, (B) decreases the Offer Price (other than as required under Section 2.1(c)) or the number of Company Shares sought to be purchased in the Offer, (C) extends the Offer or the Expiration Time, except as permitted or required by Section 2.1(d), (D) imposes conditions to the Offer other than those set forth in Annex A or (E) amends any term or condition of the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, the Company Stockholders (subject to any right or obligation of Parent or Merger Sub to extend the Offer as permitted or required by Section 2.1(d)).

(c) Adjustments to the Offer Price. Subject to the terms of this Agreement, the Offer Price shall be equitably adjusted to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to Company Shares or securities convertible into or exchangeable into or exercisable for shares of such capital stock, occurring on or after the date hereof and prior to the Acceptance Time, so as to provide any Company Stockholder the same economic effect as contemplated by this Agreement prior to such event; provided, that in any case, nothing in this Section 2.1(c) shall be construed to permit the Company to take any action that is prohibited by the terms of this Agreement.

(d) Expiration and Extension of the Offer.

(i) Unless the Offer is extended pursuant to and in accordance with this Agreement, the Offer shall be scheduled to expire at one minute following 11:59 p.m., New York time, on the twentieth (20th) Business Day following the commencement of the Offer (determined using Rule 14d-1(g)(3) promulgated under the Exchange Act) (such date and time, subject to the immediately preceding sentence, the “Expiration Time”). In the event that the Offer is extended pursuant to and in accordance with this Agreement, then the Offer shall expire on the date and at the time to which the Offer has been so extended.

(ii) Notwithstanding the provisions of Section 2.1(d)(i) or anything to the contrary set forth in this Agreement, unless this Agreement has been terminated in accordance with its terms:

(A) Merger Sub shall extend the Offer for the minimum period required by any Law or Order, or any rule, regulation, interpretation or position of the SEC or its staff or NASDAQ, or as may be necessary to resolve any comments of the SEC or its staff or NASDAQ, in any such case that is applicable to the Offer;

(B) in the event that any of the conditions to the Offer set forth on Annex A, other than the Minimum Condition, are not satisfied or waived (if permitted hereunder) as of any then scheduled expiration of the Offer, Merger Sub may (and, if requested by the Company, shall, and Parent shall cause Merger Sub to) extend the Offer for one (1) or more successive extension periods of up to fifteen (15) Business Days each (or any longer period as may be approved in advance by the Company) in order to permit the satisfaction of all of the conditions to the Offer; and

(C) in the event that the Minimum Condition has not been satisfied, as of any then scheduled expiration of the Offer, Merger Sub may (and, if requested by the Company, shall, and Parent shall cause Merger Sub to) extend the Offer for one or more successive extensions of ten (10) Business Days each (or any longer period as may be approved in advance by the Company), it being understood and agreed that Merger Sub shall not be required to extend the Offer pursuant to this clause (C) on more than three (3) occasions, but may, in its sole discretion, elect to do so;

provided, however, that (x) the foregoing clauses (A), (B) or (C) of this Section 2.1(d)(ii) shall not be deemed to impair, limit or otherwise restrict in any manner the right of the parties to terminate this Agreement pursuant to and in accordance with the terms of Article IX and (y) in no event shall Merger Sub be required (and Parent shall not be required to cause Merger Sub) to extend the Offer beyond the Termination Date.

(iii) Neither Parent nor Merger Sub shall extend the Offer in any manner other than pursuant to and in accordance with the provisions of Section 2.1(d)(ii) without the prior written consent of the Company.

(iv) Neither Parent nor Merger Sub shall terminate or withdraw the Offer prior to the then scheduled expiration of the Offer unless this Agreement is validly terminated in accordance with Article IX, in which case Merger Sub shall (and Parent shall cause Merger Sub to) irrevocably and unconditionally terminate the Offer promptly (but in no event more than one (1) Business Day) after such termination of this Agreement.

(v) Notwithstanding any other provision in this Agreement to the contrary, in no event shall Parent or Merger Sub extend the Offer beyond the Termination Date without the prior written consent of the Company.

(vi) If the Offer is terminated or withdrawn by Merger Sub, or this Agreement is validly terminated in accordance with Article IX prior to the Acceptance Time, Merger Sub shall, and Parent shall cause Merger Sub to, promptly return or cause to be returned all tendered Company Shares to the registered holders thereof in accordance with applicable Law.

(e) Payment for Company Shares. On the terms and subject to the conditions set forth in this Agreement and the Offer, Merger Sub shall (and Parent shall cause Merger Sub to), at or as promptly as practicable following the Expiration Time (as it may be extended in accordance with Section 2.1(d)(ii)), but in any event within one (1) Business Day thereof, irrevocably accept for payment, and, promptly following the Acceptance Time, but in any event within three (3) Business Days, pay for, all Company Shares that are validly tendered and not validly withdrawn pursuant to the Offer; provided that with respect to Company Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee, Merger Sub shall be under no obligation to make any payment for such Company Shares unless and until such Company Shares are delivered in settlement or satisfaction of such guarantee. Without limiting the generality of the foregoing, Parent shall provide or cause to be provided to Merger Sub on a timely basis the funds necessary to pay for any Company Shares that Merger Sub becomes obligated to purchase pursuant to the Offer and this Agreement. The Offer Price payable in respect of each Company Share validly tendered and not withdrawn pursuant to the Offer shall be paid net to the holder thereof, in cash, subject to reduction for any applicable withholding Taxes pursuant to Section 3.8(e). The Company shall register the transfer of any Company Shares irrevocably accepted for payment effective immediately after the Acceptance Time.

(f) Schedule TO; Offer Documents. As soon as practicable on the date the Offer is first commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act), Parent and Merger Sub shall:

(i) file with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule TO”) with respect to the Offer in accordance with Rule 14d-3(a) promulgated under the Exchange Act, which Schedule TO shall contain as an exhibit the Offer to Purchase and forms of the letter of transmittal and summary advertisement, if any, and other required or customary ancillary documents and exhibits, in each case, pursuant to which the Offer will be made (together with any supplements or amendments thereto, the “Offer Documents”);

(ii) deliver a copy of the Offer Documents, to the Company at its principal executive offices in accordance with Rule 14d-3(a) promulgated under the Exchange Act; and

(iii) cause the Offer Documents to be disseminated to all Company Stockholders as and to the extent required by applicable Law (including the Exchange Act).

(g) Review; Comment Period. Parent and Merger Sub shall cause the Schedule TO and the Offer Documents to comply as to form in all material respects with the requirements of applicable Law. The Company shall promptly furnish or otherwise make available to Parent and Merger Sub (or Parent’s legal counsel) all information concerning the Company, its Subsidiaries, the Company Stockholders and the directors and officers of the Company that is required by applicable Law or is reasonably requested by Parent to be included in the Schedule TO or the Offer Documents so as to enable Parent and Merger Sub to comply with their obligations under Section 2.1(f) and this Section 2.1(g). Parent, Merger Sub and the Company shall cooperate in good faith to determine the information regarding the Company, its Subsidiaries, the Company Stockholders and the directors and officers of the Company that is necessary to include in the Schedule TO and the Offer Documents in order to satisfy applicable Laws. Each of Parent, Merger Sub and the Company shall promptly correct any information provided by it or any of its respective Representatives for use in the Schedule TO or the Offer Documents if and to the extent such information shall have become false or misleading in any material respect. Parent and Merger Sub shall take all steps necessary to cause the Schedule TO and the Offer Documents, as so corrected, to be filed with the SEC and the Offer Documents, as so corrected, to be disseminated to the Company Stockholders, in each case, as and to the extent required by applicable Laws, or by the SEC or its staff or NASDAQ. Unless the Company Board has effected a Company Board Recommendation Change, Parent and Merger Sub shall provide the Company and its counsel a reasonable opportunity to review and comment on the Schedule TO and the Offer Documents prior to the filing thereof with the SEC, and Parent and Merger Sub shall give reasonable and good faith consideration to any comments made by the Company and its counsel (it being understood that the Company and its counsel shall provide any comments thereon as soon as reasonably practicable). Unless the Company Board has effected a Company Board Recommendation Change, Parent and Merger Sub shall provide in writing to the Company and its counsel any and all written comments or other substantive communications (and shall orally describe any oral comments or other substantive oral communications) that Parent, Merger Sub or their counsel may receive from the SEC or its staff with respect to the Schedule TO and the Offer Documents promptly after such receipt, and unless the Company Board has effected a Company Board Recommendation Change, Parent and Merger Sub shall provide the Company and its counsel a reasonable opportunity to (x) review and comment on any such responses, which comments Parent and Merger Sub shall consider reasonably and in good faith and (y) to the extent reasonably practicable, participate in any material discussions with the SEC or its staff concerning such comments and/or responses.

2.2 Company Actions.

(a) Schedule 14D-9. The Company shall (i) as promptly as practicable, but in any event within one (1) Business Day, following the filing of the Schedule TO by Parent and Merger Sub with the SEC, file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule 14D-9”) containing, except as provided in Section 6.3, the Company Board Recommendation and a notice, in compliance with Section 262 of the DGCL, of appraisal rights in connection with the Merger under the DGCL and (ii) take all steps necessary to disseminate the Schedule 14D-9 promptly after commencement of the Offer to the Company Stockholders as and to the extent required by Rule 14d-9 promulgated under the Exchange Act and any other applicable U.S. federal securities Laws. To the extent requested by Parent, the Company shall cause the Schedule 14D-9 to be mailed or otherwise disseminated to the Company Stockholders together with the Offer Documents. The Company shall cause the Schedule 14D-9 to comply as to form in all material respects with the requirements of applicable Law. Each of Parent and Merger Sub shall promptly furnish or otherwise make available to the Company (or its legal counsel) all information concerning Parent and Merger Sub and their respective Affiliates, the stockholders of Parent or Merger Sub and the directors and officers of Parent or Merger Sub that is required by applicable Laws or is reasonably requested by the Company to be included in the Schedule 14D-9 so as to enable the Company to comply with its obligations under this Section 2.2(a). Parent, Merger Sub and the Company shall cooperate in good faith to determine the information regarding Parent and Merger Sub and their respective Affiliates, the stockholders of Parent or Merger Sub and the directors and officers of Parent or Merger Sub that is necessary to include in the Schedule 14D-9 in order to satisfy applicable Laws. Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it or any of its respective Representatives for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect. The Company shall take all steps necessary to cause the Schedule 14D-9, as so corrected, to be filed with the SEC and disseminated to the Company Stockholders, in each case, as and to the extent required by applicable Laws, or by the SEC or its staff or NASDAQ. Unless the Company Board has effected a Company Board Recommendation Change, and except in connection with any “stop, look and listen” communication by the Company Board or any committee thereof to the Company Stockholders pursuant to Rule 14d-9(f) of the Exchange Act, the Company shall provide Parent, Merger Sub and their counsel a reasonable opportunity to review and comment on the Schedule 14D-9 prior to the filing thereof with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Parent, Merger Sub and their counsel (it being understood that Parent, Merger Sub and their counsel shall provide any comments thereon as soon as reasonably practicable). Unless the Company Board has effected a Company Board Recommendation Change, and except in connection with any “stop, look and listen” communication by the Company Board or any committee thereof to the Company Stockholders pursuant to Rule 14d-9(f) of the Exchange Act, the Company shall provide in writing to Parent, Merger Sub and their counsel any and all written comments or other substantive communications (and shall orally describe any oral comments or other substantive oral communications) that the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after such receipt, and unless the Company Board has effected a Company Board Recommendation Change, the Company shall provide Parent, Merger Sub and their counsel a reasonable opportunity (x) to review and comment on any such responses, which comments the Company shall consider reasonably and in good faith and (y) to the extent reasonably practicable, participate in any material discussions with the SEC or its staff concerning such comments and/or responses. Subject to Section 6.3(c) and Section 6.3(d), the Company hereby consents to the inclusion in the Offer Documents of the determinations and approvals of the Company Board set forth in the final sentence of Section 4.4 and the Company Board Recommendation.

(b) Company Information. In connection with the Offer, promptly after the date of this Agreement and from time to time thereafter as reasonably requested by Parent or Merger Sub, the Company shall, or shall cause its transfer agent to, furnish Parent and Merger Sub with a list, as of the most recent practicable date (which shall not be more than ten (10) Business Days prior to the date the Offer Documents and the Schedule 14D-9 are first disseminated), of the Company Stockholders, mailing labels and any available listing or computer files containing the names and addresses of all record and beneficial holders of Company Shares, lists of security positions of Company Shares held in stock depositories (including updated lists of stockholders, mailing labels, listings or files of securities positions) and such other information and assistance as Parent may reasonably request in communicating the Offer to the Company Stockholders. Subject to applicable Laws, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Merger, Parent and Merger Sub (and their respective agents) shall (A) hold in confidence in accordance with the Confidentiality Agreement the information contained in any such lists of stockholders, mailing labels and listings or files of securities positions and (B) use such information only in connection with the Offer and the Merger as contemplated by this Agreement.

(c) Unless Parent and Merger Sub otherwise consent in writing, the Company shall not, and shall not permit any of its Subsidiaries to, tender in the Offer any Company Shares owned by the Company or any of its Subsidiaries.

ARTICLE III

THE MERGER

3.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the DGCL, including Section 251(h) thereof, at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease and the Company shall continue as the surviving corporation of the Merger. The Merger shall be effected pursuant to Section 251(h) of the DGCL as soon as practicable following the Acceptance Time. The Company, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation”.

3.2 The Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company shall (a) cause a certificate of merger in such form as required by, and in accordance with, the applicable provisions of the DGCL (the “Certificate of Merger”), to be filed with the Secretary of State of the State of Delaware and (b) take all other necessary action to make the Merger effective. The Merger shall become effective on such date and at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time and date as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Certificate of Merger in accordance with the DGCL (such time and date being referred to herein as the “Effective Time”).

3.3 The Closing. The consummation of the Merger (the “Closing”) shall take place by electronic exchange of signatures and documents as soon as practicable following the Acceptance Time and the satisfaction (or waiver, if permitted by applicable Law) of the last to be satisfied of the conditions set forth in Article VIII (other than those conditions that, by their nature, are to be satisfied at the Closing, but subject to the satisfaction (or waiver, if permitted by applicable Law) of those conditions), and in any event no later than two (2) Business Days thereafter, or at such other location, date and time as Parent, Merger Sub and the Company shall mutually agree upon in writing. The date upon which the Closing actually occurs is referred to herein as the “Closing Date.”

3.4 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL, including Section 259 thereof. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

3.5 Certificate of Incorporation and Bylaws.

(a) Certificate of Incorporation. At the Effective Time, subject to the provisions of Section 7.8(a), the certificate of incorporation of the Company shall by virtue of the Merger and without any further action, be amended and restated in its entirety as set forth on Annex B hereto, and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation until thereafter amended or amended and restated as provided therein or by applicable Law.

(b) Bylaws. At the Effective Time, subject to the provisions of Section 7.8(a), the bylaws of the Company shall be amended and restated in its entirety to be in the form of the bylaws of Merger Sub, as in effect immediately prior to the Effective Time (except that (i) the name of the Surviving Corporation shall be “BioSpecifics Technologies Corp.” and (ii) changes necessary so that the bylaws shall be in compliance with Section 7.8 shall have been made), and as so amended and restated shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein or in accordance with applicable Law.

3.6 Directors and Officers.

(a) Directors. The directors of Merger Sub immediately prior to the Effective Time shall be, from and after the Effective Time, the initial directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(b) Officers. The officers of Merger Sub immediately prior to the Effective Time shall be, from and after the Effective Time, the initial officers of the Surviving Corporation until their successors have been duly appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

3.7 Effect on Capital Stock.

(a) Capital Stock. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or the holders of any of the following securities, the following shall occur:

(i) Company Shares. Each Company Share that is outstanding immediately prior to the Effective Time (excluding (A) Canceled Company Shares, (B) Accepted Company Shares and (C) any Dissenting Company Shares) shall be automatically converted into the right to receive cash in an amount equal to the Offer Price (the “Merger Consideration”), without interest thereon and less any applicable withholding Tax pursuant to Section 3.8(e), upon compliance with the procedures set forth in Section 3.8 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit in the manner provided in Section 3.10).

(ii) Excluded Company Shares. Each Company Share (A) owned by Parent, Merger Sub or the Company, or by any direct or indirect wholly-owned Subsidiary of Parent, Merger Sub or the Company, in each case at the commencement of the Offer and immediately prior to the Effective Time (“Canceled Company Shares”) or (B) irrevocably accepted for purchase pursuant to the Offer (“Accepted Company Shares”), shall, in each case, be canceled and cease to exist without any conversion thereof or consideration paid therefor at the Effective Time by virtue of the Merger (other than, for the avoidance of doubt and without duplication, any consideration that remains payable with respect to any such Accepted Company Shares pursuant to the Offer).

(iii) Capital Stock of Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub that is outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, which shall constitute the only outstanding share of capital stock of the Surviving Corporation as of immediately following the Effective Time.

(b) Adjustment to the Merger Consideration. Subject to the terms of this Agreement, the Merger Consideration, the Option Consideration and the RSU Consideration shall be equitably adjusted to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to Company Shares or securities convertible into or exchangeable into or exercisable for shares of such capital stock, occurring on or after the date hereof and prior to the Effective Time, so as to provide any Company Stockholder and any holder of Company Options or Company RSU Awards the same economic effect as contemplated by this Agreement prior to such event; provided, that in any case, nothing in this Section 3.7(b) shall be construed to permit the Company to take any action that is prohibited by the terms of this Agreement, including Section 6.1.

(c) Statutory Rights of Appraisal.

(i) Notwithstanding anything to the contrary set forth in this Agreement, all Company Shares that are issued and outstanding immediately prior to the Effective Time and held by Company Stockholders who are entitled to demand and have properly and validly demanded their statutory rights of appraisal in respect of such Company Shares in compliance in all respects with Section 262 of the DGCL (collectively, “Dissenting Company Shares”), shall not be converted into, or represent the right to receive, the Merger Consideration pursuant to Section 3.7(a). At the Effective Time, all Dissenting Company Shares shall be canceled and cease to exist, and the holders of Dissenting Company Shares shall only be entitled to the rights granted to them under the DGCL. Holders of Dissenting Company Shares will be entitled to receive such consideration as may be determined to be due to such holder pursuant to Section 262 of the DGCL, except that all Dissenting Company Shares held by Company Stockholders who shall have failed to perfect or who shall have effectively withdrawn or otherwise lost their rights to appraisal of such Dissenting Company Shares under such Section 262 of the DGCL shall no longer be considered to be Dissenting Company Shares and shall thereupon be deemed as of the Effective Time to have been converted into, and to have become exchangeable solely for the right to receive the Merger Consideration, without interest thereon and less any applicable withholding Tax pursuant to Section 3.8(e), upon surrender of such Company Shares in the manner provided in Section 3.8.

(ii) The Company shall give Parent (A) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company in respect of Dissenting Company Shares and (B) the opportunity to participate in and direct all negotiations and proceedings with respect to demands for appraisal under the DGCL in respect of Dissenting Company Shares. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to, or settle or compromise, any such demands or agree to do any of the foregoing.

(d) Company Options. Effective as of immediately prior to the Effective Time, automatically and without any action on the part of the holder thereof or the Company, each Company Option (whether vested or unvested) shall be surrendered and canceled and, as of the Effective Time, converted into the right to receive, subject to Section 3.8(e), an amount in cash (without interest), equal to the product obtained by multiplying (x) the aggregate number of Company Shares underlying such Company Option immediately prior to the Effective Time, by (y) the amount, if any, by which the Offer Price exceeds the per share exercise price of such Company Option (the “Option Consideration”). No Option Consideration shall be payable with respect to any Company Option so canceled with a per share exercise price that equals or exceeds the amount of the Offer Price. Parent shall, or shall cause the Surviving Corporation or a Subsidiary of the Surviving Corporation to, pay through Parent’s, the Surviving Corporation’s or the applicable Subsidiary’s payroll to the former holders of Company Options, the applicable Option Consideration, less any required withholding Taxes payable in respect thereof pursuant to Section 3.8(e), as promptly as practicable following the Effective Time (and in no event later than ten (10) Business Days thereafter).

(e) Company RSU Awards. Effective as of immediately prior to the Effective Time, automatically and without any action on the part of the holders thereof or the Company, each Company RSU Award (whether vested or unvested) that remains outstanding as of immediately prior to the Effective Time shall become fully vested (to the extent unvested) and, as of the Effective Time, be converted into the right to receive, subject to Section 3.8(e), an amount in cash (without interest), equal to the product obtained by multiplying (x) the aggregate number of Company Shares underlying such Company RSU Award immediately prior to the Effective Time, by (y) the Offer Price (the “RSU Consideration”). Parent shall, or shall cause the Surviving Corporation or a Subsidiary of the Surviving Corporation to, pay through Parent’s, the Surviving Corporation’s or the applicable Subsidiary’s payroll to the former holders of Company RSU Awards, the applicable RSU Consideration, less any required withholding Taxes payable in respect thereof pursuant to Section 3.8(e), as promptly as practicable following the Effective Time (and in no event later than ten (10) Business Days thereafter).

(f) Notwithstanding the foregoing, to the extent that any amounts payable under this Section 3.7 relate to a Company RSU Award that is nonqualified deferred compensation subject to Section 409A of the Code or is subject to any agreement, plan or arrangement that requires any delay in payment of such amounts beyond the time period provided by this Section 3.7, Parent, the Surviving Corporation or the applicable Subsidiary shall pay such amounts at the earliest time, as applicable, permitted under the terms of the applicable agreement, plan or arrangement relating to such Company RSU Award and that will not trigger a Tax or penalty under Section 409A of the Code (after taking into account actions taken under Treas. Reg. 1-409A-3(j)(4)(ix)), but no earlier than as promptly as is practicable following such time (and in no event later than ten (10) Business Days after such time).

(g) Prior to the Effective Time, the Company Board or the Company Compensation Committee, as applicable, shall adopt such resolutions and take such other actions as may be necessary to effect the treatment of the Company Options and Company RSU Awards pursuant to this Section 3.7. The Company shall take all actions necessary to, as of the Effective Time, ensure that from and after the Effective Time neither Parent, Merger Sub or the Surviving Corporation will be required to deliver Company Shares to any Person pursuant to or in settlement of Company Options or Company RSU Awards.

3.8 Payment for Company Securities; Exchange of Certificates.

(a) Paying Agent. Prior to the Acceptance Time, Parent shall designate and appoint a nationally recognized, reputable U.S. bank or trust company (the identity of which shall be subject to the reasonable prior approval of the Company) to act as depository agent for the Company Stockholders entitled to receive the Offer Price pursuant to Section 2.1(e) and as the paying agent for the Company Stockholders entitled to receive Merger Consideration pursuant to this Article III (the “Paying Agent”).

(b) Exchange Fund. At or immediately after the Effective Time, Parent shall deposit (or cause to be deposited) with the Paying Agent, for payment to the Company Stockholders pursuant to the provisions of this Article III, an amount of cash equal to the aggregate Merger Consideration to which the Company Stockholders shall be entitled at the Effective Time pursuant to this Agreement. Until disbursed in accordance with the terms and conditions of this Agreement, such funds shall be invested by the Paying Agent, as reasonably directed by Parent (such cash amount being referred to herein as the “Exchange Fund”). Any interest and other income resulting from such investments shall be paid to Parent or the Surviving Corporation in accordance with Section 3.8(g). No investment or losses thereon shall affect the consideration to which the Company Stockholders are entitled under this Article III and to the extent that there are any losses with respect to any investments of the Exchange Fund, or the Exchange Fund diminishes for any reason below the amount required to promptly pay in full the cash amounts contemplated by this Article III, Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make in full such payments contemplated by this Article III. The Exchange Fund shall not be used for any purpose other than as expressly provided in this Agreement.

(c) Payment Procedures. Promptly following the Effective Time, and in any event within three (3) Business Days thereafter, Parent and the Surviving Corporation shall cause the Paying Agent to mail to each holder of record (as of immediately prior to the Effective Time) of (i) a certificate or certificates (the “Certificates”) which immediately prior to the Effective Time represented outstanding Company Shares and (ii) non-certificated Company Shares represented in book-entry form (the “Uncertificated Shares”), in each case, whose Company Shares were converted into the right to receive the Merger Consideration pursuant to Section 3.7 (A) a letter of transmittal in customary form reasonably satisfactory to the Company and Parent, and (B) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) in exchange for the Merger Consideration payable in respect thereof pursuant to the provisions of this Article III. Upon surrender of Certificates (or affidavits of loss in lieu thereof) for cancellation to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required pursuant to such instructions, the holders of such Certificates shall be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (x) the aggregate number of Company Shares represented by such Certificate that were converted into the right to receive the Merger Consideration pursuant to Section 3.7, by (y) the Merger Consideration (less any applicable withholding Tax pursuant to Section 3.8(e)), and the Certificates so surrendered shall forthwith be canceled. Upon receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the holders of such Uncertificated Shares shall be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (1) the aggregate number of Company Shares represented by such holder’s transferred Uncertificated Shares that were converted into the right to receive the Merger Consideration pursuant to Section 3.7, by (2) the Merger Consideration (less any applicable withholding Tax pursuant to Section 3.8(e)), and the Uncertificated Shares so transferred shall forthwith be canceled. The Paying Agent shall accept such Certificates and transferred Uncertificated Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. Notwithstanding anything to the contrary in this Agreement, no holder of Uncertificated Shares represented by book-entry held through the Depository Trust Company shall be required to deliver a letter of transmittal to the Paying Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to Section 3.7. In lieu thereof, each holder of record of one or more Uncertificated Shares held through the Depository Trust Company whose Company Shares were converted into the right to receive the Merger Consideration pursuant to Section 3.7, as applicable, shall automatically upon the Effective Time, be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver to the Depository Trust Company or its nominee as promptly as practicable after the Effective Time (but in any event within one (1) Business Day thereof) an amount in cash equal to the product obtained by multiplying (x) the aggregate number of Company Shares represented by such Uncertificated Shares held through the Depository Trust Company that were converted into the right to receive the Merger Consideration pursuant to Section 3.7, by (y) the Merger Consideration (less any applicable withholding Tax pursuant to Section 3.8(e)), and such Uncertificated Shares of such holder shall be canceled. No interest shall be paid or accrued for the benefit of holders of the Certificates and Uncertificated

Shares on the Merger Consideration payable upon the surrender of such Certificates and Uncertificated Shares pursuant to this Section 3.8. Until so surrendered, outstanding Certificates and Uncertificated Shares (other than Certificates and Uncertificated Shares representing any Canceled Company Shares or Dissenting Company Shares) shall be deemed, from and after the Effective Time, to evidence only the right to receive the Merger Consideration, without interest thereon, less any applicable withholding Tax pursuant to Section 3.8(e), payable in respect thereof pursuant to the provisions of this Article III.

(d) Transfers of Ownership. If the Merger Consideration is to be paid in a name other than that in which the Certificate surrendered in exchange therefor is registered in the stock transfer books or ledger of the Company, the Merger Consideration may be paid to a Person other than the Person in whose name the Certificate so surrendered is registered in the stock transfer books or ledger of the Company only if such Certificate is properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid any transfer Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate, or established to the reasonable satisfaction of Parent (or any agent designated by Parent) that such transfer Taxes have been paid or are otherwise not payable. None of Parent, Merger Sub or the Surviving Corporation shall have any liability for any such Taxes in the circumstances described in this Section 3.8(d). Payment of the applicable Merger Consideration with respect to Uncertificated Shares shall only be made to the Person in whose name the Uncertificated Shares are registered.

(e) Withholding. Each of the Paying Agent, Parent, Merger Sub and the Surviving Corporation shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom under applicable Tax Laws. Parent shall reasonably cooperate with the Company to obtain any affidavits, certificates and other documents as may reasonably be expected to afford to the Company and its stockholders reduction of or relief from such deduction or withholding. To the extent that such amounts are so deducted and withheld, each such payor shall take all reasonable action as may be necessary to ensure any such amounts so withheld are timely and properly remitted to the appropriate Governmental Authority. Any amounts deducted and withheld under this Agreement shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid and Parent shall or shall cause its Subsidiary to take all commercially reasonable efforts to timely and properly remit such amounts to the appropriate Governmental Authority.

(f) No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Paying Agent, Parent, Merger Sub, the Surviving Corporation or any other party hereto shall be liable to a holder of Company Shares for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of Company Shares at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Laws, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(g) Distribution of Exchange Fund to Parent. Any portion of the Exchange Fund (including any interest or other amounts earned with respect thereto) that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is twelve (12) months after the Effective Time shall be delivered to Parent or an Affiliate thereof designated by Parent, upon demand, and any Company Stockholders who have not theretofore surrendered their Certificates or Uncertificated Shares representing such Company Shares that were issued and outstanding immediately prior to the Effective Time for exchange pursuant to the provisions of this Section 3.8 shall thereafter look for payment of the Merger Consideration, payable in respect of the Company Shares formerly represented by such Certificates or Uncertificated Shares solely to Parent or the Surviving Corporation, as general creditors thereof, for any claim to the applicable Merger Consideration to which such holders may be entitled pursuant to the provisions of this Article III.

3.9 No Further Ownership Rights in Company Shares. From and after the Effective Time, all Company Shares shall no longer be outstanding and shall automatically be canceled and cease to exist, and (a) each holder of a Certificate or Uncertificated Share representing any Company Shares (other than Dissenting Company Shares or Canceled Company Shares) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable therefor upon the surrender thereof in accordance with the provisions of Section 3.8 (or, for the avoidance of doubt and without duplication, any consideration that remains payable with respect to any Accepted Company Shares pursuant to the Offer), (b) each holder of any Dissenting Company Shares shall cease to have any rights with respect thereto, except the rights specified in Section 3.7(c) and (c) each holder of any Canceled Company Shares shall cease to have any rights with respect thereto. The Merger Consideration or the consideration specified in Section 3.7(c), as applicable, paid in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Shares. At the Effective Time, the stock transfer books of the Surviving Corporation shall be closed, and thereafter there shall be no further registration of transfers on the records of the Surviving Corporation of Company Shares that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article III.

3.10 Lost, Stolen or Destroyed Certificates. In the event that any Certificates that immediately prior to the Effective Time represented outstanding Company Shares that were converted into the right to receive the Merger Consideration pursuant to Section 3.7 shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of a customary affidavit of that fact by the holder thereof, in the form and substance as reasonably requested by the Paying Agent, the Merger Consideration payable in respect thereof pursuant to Section 3.7; provided, however, that the Paying Agent, Parent or the Surviving Corporation may, in its discretion and as a condition precedent to the payment of such Merger Consideration, require the owners of such lost, stolen or destroyed Certificates to deliver a customary indemnity (which may include the posting of a bond in a reasonable amount) against any claim that may be made against Parent, the Surviving Corporation, the Paying Agent or any of their respective Affiliates with respect to the Certificates alleged to have been lost, stolen or destroyed.

3.11 Necessary Further Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to continue, vest, perfect or confirm of record or otherwise the Surviving Corporation’s right, title or interest in, to or under, or duty or obligation with respect to, any of the property, rights, privileges, powers or franchises, or any of the debts or Liabilities, of the Company as a result of, or in connection with, the Merger, or otherwise to carry out the intent of this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company, all such deeds, bills of sale, assignments, assumptions and assurances and to take and do, in the name and on behalf of the Company or otherwise, all such other actions and things as may be necessary or desirable to continue, vest, perfect or confirm of record or otherwise any and all right, title and interest in, to and under, or duty or obligation with respect to, such property, rights, privileges, powers or franchises, or any such debts or Liabilities, in the Surviving Corporation or otherwise to carry out the intent of this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (i) the letter delivered by the Company to Parent and Merger Sub on the date of this Agreement (the “Company Disclosure Letter”) or (ii) any Company SEC Report filed with or furnished to the SEC since January 1, 2018 and publicly available prior to the date hereof (excluding any disclosure under the heading “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” (or other disclosures to the extent predictive, cautionary or forward-looking in nature)); provided that this clause (ii) shall not be applicable to Section 4.1, Section 4.2, Section 4.4, Section 4.5 and Section 4.26, the Company hereby represents and warrants to Parent and Merger Sub as follows:

4.1 Organization and Qualification.

(a) The Company is duly organized and validly existing under the Laws of the State of Delaware. Each of the Company’s Subsidiaries is duly organized and validly existing under the Laws of its respective jurisdiction of incorporation. Each of the Company and the Company’s Subsidiaries is in good standing under the laws of its respective jurisdiction of incorporation or organization (to the extent such concepts are recognized in the applicable jurisdiction), with all corporate power and authority to own, lease and operate its properties and assets and to conduct its business as currently conducted, except for such failures to be in good standing or have such power that would not have a Company Material Adverse Effect. The Company and each of its Subsidiaries is duly qualified and in good standing as a foreign corporation or other entity authorized to do business in each of the jurisdictions in which the character of the properties owned or held under lease by it or the nature or conduct of the business transacted by it makes such qualification necessary, except for such failures to be so qualified and in good standing that would not have a Company Material Adverse Effect.

(b) The Company has heretofore made available to Parent true, correct and complete copies of the certificate of incorporation and bylaws (or similar governing documents) as currently in effect for the Company and each of its Subsidiaries. Neither the Company nor any of its Subsidiaries is in violation of their respective certificate of incorporation and bylaws (or similar governing documents) in any material respect.

4.2 Capitalization.

(a) The authorized capital stock of the Company consists of 15,000,000 Company Shares and 700,000 shares of Company Preferred Stock. As of the close of business on October 16, 2020, 2020 (the “Capitalization Date”), (i) 7,826,180 Company Shares were issued and 7,344,955 Company Shares were outstanding; (ii) no shares of Company Preferred Stock were issued and outstanding; and (iii) 481,225 Company Shares were held by the Company in its treasury. From the Capitalization Date to the execution of this Agreement, the Company has not issued any Company Shares except pursuant to the exercise of Company Options or the settlement of Company RSU Awards outstanding as of the Capitalization Date in accordance with their terms. All of the outstanding Company Shares have been duly authorized and validly issued and are fully paid and nonassessable and are free of preemptive rights.

(b) As of the close of business on the Capitalization Date, (i) 212,187 Company Shares were subject to issuance pursuant to Company Options granted and outstanding under the Company Stock Plans, (ii) 12,666 Company Shares were subject to issuance pursuant to Company RSU Awards granted and outstanding under the Company Stock Plans, (iii) 1,109,982 Company Shares were reserved for future issuance under the Company Stock Plans. Section 4.2(b) of the Company Disclosure Letter contains a true, correct and complete list, as of the Capitalization Date, of (A) the name of each holder of Company Options and Company RSU Awards, (B) the number of Company Shares subject to each outstanding Company Option and Company RSU Award held by such holder, (C) the name of the Company Stock Plan under which the Company Option or Company RSU Award was granted, (D) the grant or issuance date of each such Company Option and Company RSU Award, (E) with respect to each Company Option, the exercise price and expiration date thereof.

(c) (i) With respect to each Company Option, the per share exercise price was not less than the fair market value (within the meaning of Section 409A of the Code) of a Company Share on the date of grant and (ii) each Company Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies. Each Company Option and Company RSU Award may by its terms be treated at the Effective Time as set forth in Section 3.7.

(d) Except for the Company Options and the Company RSU Awards referenced in the first sentence of Section 4.2(b) above, there are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or voting securities or ownership interests in the Company, (ii) options, warrants, rights or other agreements, arrangements or commitments requiring the Company to issue, or other obligations of the Company to issue, any capital stock, voting securities or other ownership interests in, or securities convertible into or exchangeable for or with a value that is linked to (including any “phantom” stock, “phantom” stock rights, stock appreciation rights, stock-based units or any other similar interests), capital stock or voting securities or other ownership interests in the Company (or, in each case, the economic equivalent thereof), (iii) obligations requiring the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock, voting securities or other ownership interests in the Company (the items in clauses (i), (ii) and (iii), together with the shares of capital stock of the Company, being referred to collectively as “Company Securities”) or (iv) obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of the Company Shares.

(e) There are no outstanding obligations of the Company or any of its Subsidiaries to purchase, redeem or otherwise acquire any Company Securities. There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of capital stock of the Company. All outstanding securities of the Company have been offered and issued in compliance in all material respects with all applicable securities Laws, including the Securities Act and “blue sky” Laws.

(f) The Company or another of its Subsidiaries is the record and beneficial owner of all of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of the Company, free and clear of any Lien (other than Permitted Liens), which shares have been duly authorized and validly issued and are fully paid and nonassessable and are free of preemptive rights, and there are no irrevocable proxies with respect to any such shares. As of the date hereof, with respect to each Subsidiary of the Company, there are no securities, options, warrants, rights or other agreements or commitments or obligations, in each case of the type described in clauses (i), (ii) and (iii) of the definition of Company Securities, with respect to any capital stock, voting securities or other ownership interests in any Subsidiary of the Company (together with the shares of capital stock of the Subsidiaries of the Company, the “Subsidiary Securities”).

(g) Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the Company Stockholders on any matter.

(h) No Company Shares are held by any Subsidiary of the Company.

(i) The Company has taken all actions necessary to (i) render the Company Stockholders’ Right Plan inapplicable to this Agreement and the transactions contemplated by this Agreement; (ii) ensure that in connection with the transactions contemplated by this Agreement, (A) neither Parent, Merger Sub or any of their “Affiliates” or “Associates” (each as defined in the Company Stockholders’ Rights Plan) is or will be (1) a “Beneficial Owner” of or deemed to “beneficially own” and have “Beneficial Ownership” (each as defined in the Company Stockholders’ Rights Plan) of any securities of the Company or (2) an “Acquiring Person” (as defined in the Company Stockholders’ Rights Plan) and (B) none of a “Shares Acquisition Date,” a “Distribution Date” (as such terms are defined in the Company Stockholders’ Rights Plan) or a “Triggering Event” (as defined in the Company Stockholders’ Rights Plan) occurs or will occur, in each case of clauses (A) and (B), solely by reason of the execution of this Agreement, or the consummation of the Merger, the Offer, or the other transactions contemplated by this Agreement; and (iii) provide that the “Final Expiration Date” (as defined in the Company Stockholders’ Rights Plan) shall occur immediately prior to the Effective Time, but only if the Effective Time shall occur. To the Company’s Knowledge, no Person is an “Acquiring Person” and no “Share Acquisition Date,” “Distribution Date” (as such terms are defined in the Company Stockholders’ Rights Plan) or “Triggering Event” (as defined in the Company Stockholders’ Rights Plan) has occurred. The Company Stockholders’ Rights Plan has not been amended or modified.

4.3 Subsidiaries. Section 4.3 of the Company Disclosure Letter sets forth a true, correct and complete list of each Subsidiary of the Company, including its jurisdiction of incorporation or formation and the percentage of the outstanding equity interests of each such Subsidiary owned by the Company and each of the other Subsidiaries of the Company. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, the Company does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, any Person.

4.4 Corporate Power; Enforceability.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform and comply with each of its covenants and obligations hereunder and, assuming the accuracy of the representation set forth in the first sentence of Section 5.6 and, with respect to the Merger, subject to the satisfaction of the Minimum Condition following the Acceptance Time, to consummate the transactions contemplated hereby. The execution and delivery by the Company of this Agreement, the Company’s performance of and compliance with its covenants and obligations hereunder and, assuming the accuracy of the representation set forth in the first sentence of Section 5.6 and, with respect to the Merger, subject to the satisfaction of the Minimum Condition following the Acceptance Time, the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Company, and, except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no additional corporate proceedings or actions on the part of the Company are necessary to authorize the execution and delivery by the Company of this Agreement, the Company’s performance of and compliance with its covenants and obligations hereunder or the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally, and (ii) is subject to general principles of equity (collectively, the “Enforceability Exceptions”).

(b) The Company Board, at a meeting duly called and held prior to the date hereof, has duly and unanimously adopted resolutions (which, as of the execution and delivery of this Agreement by the parties hereto, have not been rescinded, modified or withdrawn in any way): (i) determining that this Agreement and the transactions contemplated hereby, including the Merger and the Offer, are advisable, fair to, and in the best interests of the Company and the Company Stockholders, (ii) approving, adopting and declaring advisable this Agreement and the transactions contemplated hereby, including the Merger and the Offer, (iii) determining that the Merger shall be effected as soon as practicable following the Acceptance Time without a vote of the Company Stockholders pursuant to Section 251(h) of the DGCL and (iv) resolving to recommend that the Company Stockholders accept the Offer and tender their Company Shares to Merger Sub pursuant to the Offer and (v) resolving that no rights be distributed or exercisable under the Company Stockholders’ Rights Plan, and determining that the Company Stockholders’ Rights Plan have no force or effect, with respect to the Offer, the Merger and the other transactions contemplated hereby.

4.5 Stockholder Approval. Following the Acceptance Time, assuming satisfaction of the Minimum Condition, no vote of the holders of any class or series of the Company’s capital stock will be required in order to adopt this Agreement and approve the Merger. The affirmative vote of the holders of a majority of the outstanding Company Shares is the only vote of the holders of any class or series of the Company’s capital stock that, absent Section 251(h) of the DGCL, would have been necessary under applicable Law and the Company’s certificate of incorporation and bylaws to adopt this Agreement and approve the Merger.

4.6 Consents and Approvals; No Violation. Neither the execution and delivery of this Agreement by the Company, the Company’s performance of and compliance with its covenants and obligations hereunder nor the consummation of the transactions contemplated hereby will (a) violate or conflict with or result in any breach of any provision of the respective certificate of incorporation or bylaws (or other similar governing documents) of the Company or any of its Subsidiaries, (b) require any Permit of, or filing with or notification to, any Governmental Authority except (i) as may be required under the HSR Act or under any other applicable Antitrust Law, (ii) the applicable requirements of any federal or state securities Laws, including compliance with the Exchange Act, (iii) the filing and recordation of appropriate merger documents as required by the DGCL, including the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or (iv) the applicable requirements of NASDAQ, (c) violate, conflict with, or result in a breach of or loss of any benefit under any provisions of, or require any notice or Consent or constitute a change of control or result in a default (or give rise to any right of termination, cancellation, modification, vesting or acceleration or any event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under any of the terms, conditions or provisions of any Contract to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound, or result in the loss of a material benefit or rights under any such Contract, (d) result in (or, with the giving of notice, the passage of time or otherwise, would result in) the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries (other than Permitted Liens or a Lien created by Parent or Merger Sub) or (e) violate any Law or Order applicable to the Company or any of its Subsidiaries or by which any of their respective properties or assets are bound, except, in the case of clauses (b) through (e), inclusive, as would not have a Company Material Adverse Effect.

4.7 Reports; Financial Statements; Internal Controls and Procedures.

(a) Since January 1, 2018, the Company has timely filed or furnished all reports, schedules, forms, statements, registration statements, prospectuses and other documents required to be filed or furnished by it with the SEC (as amended or supplemented since the time of filing, the “Company SEC Reports”), all of which have complied as of their respective filing dates or, if amended, supplemented or superseded by a subsequent filing, as of the date of the last such amendment, supplement or superseding filing, in all material respects with all applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act. No executive officer of the Company has failed in any respect to make the certifications required of him or her under Sections 302 or 906 of the Sarbanes-Oxley Act with respect to any Company SEC Report. As of their respective dates (or, to the extent amended or supplemented prior to the date of this Agreement, as of the date of such amendment or supplement), none of the Company SEC Reports contained, and any Company SEC Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not contain, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, provided, however, that no representation is made as to the accuracy of any financial projections. As of the date of this Agreement, there are no amendments or modifications to any Company SEC Reports that are required to be filed with or furnished to the SEC, but that have not yet been filed with or furnished to the SEC. The Company has made available to Parent all correspondence with the SEC since January 1, 2018 through the date hereof. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Company SEC Reports and to the Knowledge of the Company, none of the Company SEC Reports is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation. None of the Company’s Subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act.

(b) The audited and unaudited consolidated financial statements, including the related notes and schedules thereto, of the Company included (or incorporated by reference) in the Company SEC Reports (i) have been derived from the accounting books and records of the Company and its Subsidiaries, (ii) complied as to form in all material respects with the applicable accounting requirements and the applicable published rules and regulations of the SEC with respect thereto in effect at the time of such filing, (iii) were prepared in accordance with GAAP applied by the Company on a consistent basis throughout the periods involved (except as may be described in the notes to such financial statements or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, Form 8-K or any respective successor form under the Exchange Act) and (iv) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of their respective dates, and the consolidated income, stockholders’ equity, results of operations and changes in consolidated financial position or cash flows for the periods presented therein (subject, in the case of the unaudited financial statements, to the absence of footnotes and normal recurring year-end audit adjustments that were not or will not be, individually or in the aggregate, material).

(c) The Company maintains, and at all times since January 1, 2018, has maintained, a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) which is reasonably designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and the Company Board; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material effect on the financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2019, and, except as set forth in the Company SEC Reports filed prior to the date of this Agreement, that assessment concluded that those controls were effective.

(d) The Company maintains and since January 1, 2018 has maintained disclosure controls and procedures as defined in and required by Rule 13a-15 or 15d-15 under the Exchange Act that are reasonably designed to ensure that all information required to be disclosed in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(e) Since January 1, 2018, (i) none of the Company or any of its Subsidiaries or any of their respective directors or officers, nor, to the Knowledge of the Company, any of their respective employees, auditors, accountants or other Representatives, has received or otherwise had or obtained knowledge of any written or oral complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company, any of its Subsidiaries or their respective internal accounting controls, including any written complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in improper accounting or auditing practices, except as would not, individually or in the aggregate, reasonably be expected to be material to the preparation or accuracy of the Company’s financial statements and (ii) neither the Company nor any of its Subsidiaries has had any “material weakness” or “significant deficiency”.

4.8 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any Liabilities, except (a) as disclosed, reflected or reserved against in the Balance Sheet, (b) for Liabilities incurred in the ordinary course of business since the Balance Sheet Date, (c) for performance obligations on the part of the Company or any of its Subsidiaries pursuant to the terms of any Material Contract (other than liabilities or obligations resulting from any breach or acceleration thereof), (d) for Liabilities incurred in connection with this Agreement and the transactions contemplated hereby and (e) for Liabilities that would not have a Company Material Adverse Effect.

4.9 Absence of Certain Changes.

(a) From December 31, 2019 until the date of this Agreement, the Company and its Subsidiaries have not suffered any Company Material Adverse Effect.

(b) From June 30, 2020 until the date of this Agreement, the Company and its Subsidiaries have conducted their respective businesses in the ordinary course of business in all material respects and in a manner consistent with past practice in all material respects, except for the negotiation, execution, delivery and performance of this Agreement.

(c) From June 30, 2020 until the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action that would be prohibited by Section 6.1(b)(vi), (vii), (ix), (x), (xi), (xiv), (xv), (xx) or (xxii) or by Section 6.1(b)(xxiv) to the extent relating to any of the foregoing clauses, had such action been taken after the execution of this Agreement.

4.10 Schedule TO; Schedule 14D-9.

(a) The Schedule 14D-9, when filed with the SEC, at the time of any amendment of or supplement thereto, at the time of any publication, distribution or dissemination thereof, at the time of the commencement of the Offer and at the Acceptance Time, will comply as to form in all material respects with the applicable requirements of the Exchange Act and all other applicable Laws and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by the Company with respect to information supplied by or on behalf of Parent or Merger Sub or any of their Representatives specifically for inclusion or incorporation by reference in the Schedule 14D-9.

(b) None of the information provided or to be provided by or on behalf of the Company or any of its Representatives for inclusion or incorporation by reference in the Schedule TO or the Offer Documents will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

4.11 Brokers; Certain Expenses. No broker, finder, investment banker or financial advisor (other than Centerview Partners LLC) is or shall be entitled to receive any brokerage, finder’s, financial advisors, transaction or other fee or commission in connection with this Agreement or the transactions contemplated hereby based upon agreements made by or on behalf of the Company, any of its Subsidiaries or any of their respective officers, directors or employees.

4.12 Employee Benefit Matters/Employees.

(a) Section 4.12(a) of the Company Disclosure Letter sets forth a true, correct and complete list of each material (i) “employee benefit plan” as that term is defined in Section 3(3) of ERISA and (ii) employment, independent contractor, consulting, pension, retirement, profit sharing, deferred compensation, stock option, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership, employee loan, severance pay, vacation, bonus, incentive, disability, medical, vision, dental, health, life insurance, fringe benefit or other compensation or benefit plan, program, agreement, arrangement policy, trust, fund or contract, whether written or unwritten, in each case, sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by the Company or any of its Subsidiaries or any of their ERISA Affiliates or with respect to which the Company or any of its Subsidiaries may have any obligation or liability, whether actual or contingent (collectively, whether or not material, the “Plans”). With respect to the material Plans, to the extent applicable, correct and complete copies of the following have been made available to Parent by the Company: (A) all current Plan documents, including amendments thereto, or a written summary in the case of any unwritten Plan; (B) the most recent annual report on Form 5500 filed with respect to each Plan for which a Form 5500 filing is required by applicable Law; (C) the most recent summary plan description for each Plan and all related summaries of material modifications; (D) the most recent IRS determination, notification, or opinion letter, if any, received with respect to any applicable Plan; and (E) any related material Contracts, including trust agreements, insurance contracts, and administrative services agreements.

(b) (i) Each Plan that is intended to be qualified under Section 401(a) of the Code either has received a favorable determination letter from the IRS or may rely upon a favorable prototype opinion letter from the IRS as to its qualified status and, to the Knowledge of the Company, there are no facts or circumstances that could reasonably be expected to adversely affect such qualification or cause the imposition of a liability, penalty or Tax under ERISA, the Code or other applicable Laws, (ii) each Plan and any related trust complies and has in all material respects been maintained and administered in compliance with ERISA, the Code and other applicable Laws, and (iii) as of the date hereof, there are no suits, claims, proceedings, actions, governmental audits or investigations that are pending, or to the Knowledge of the Company, threatened, against or involving any Plan or asserting any rights to or claims for benefits under any Plan (other than routine claims for benefits).

(c) No Plan is, and the Company and its ERISA Affiliates have not in the last ten (10) years contributed to, a “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA) or other pension plan subject to Title IV of ERISA or Section 412 of the Code.

(d) No Plan provides for post-retirement or other post-employment health or welfare benefits, other than (i) health care continuation coverage as required by Section 4980B of the Code or any similar state Law (“COBRA”) or ERISA, (ii) coverage through the end of the calendar month in which a termination of employment occurs, or (iii) under an employment agreement set forth on Section 4.12(a) of the Company Disclosure Letter requiring the Company to pay or subsidize COBRA premiums for a terminated employee or the employee’s beneficiaries.

(e) Except as required under this Agreement, neither the execution by the Company of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or upon occurrence of any additional or subsequent events): (i) entitle any current or former employee, consultant or director of the Company or any of its Subsidiaries (each, a “Participant”) or any group of such employees, consultants or directors to any payment of compensation; (ii) increase the amount of compensation or benefits due to any such employee, consultant or director; (iii) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit; or (iv) result in the payment of any amount or any benefits that would, individually or in combination with any other such payment or benefits, constitute an “excess parachute payment”, as defined in 280G(b)(1) of the Code, to any Participant.

(f) No Participant is entitled to any gross-up, make-whole or other additional payment from the Company or any other Person in respect of any Tax (including Federal, state, provincial, territorial, municipal, local and non-U.S. income, excise and other Taxes (including Taxes imposed under Section 4999 or 409A of the Code)) or interest or penalty related thereto.

(g) No Plan is maintained outside the jurisdiction of the United States, is by its terms governed by the Laws of any jurisdiction other than the United States or provides compensation or benefits to Participants providing services primarily outside of the United States.

(h) Neither the Company nor any of its Subsidiaries has (i) applied for or received any loan under the Paycheck Protection Program under the CARES Act or (ii) deferred any Taxes under Section 2302 of the CARES Act or claimed any Tax credit under Section 2301 of the CARES Act or Sections 7001-7003 of the FFCRA.

(i) The Company has made available to Parent a list of all employees of the Company and its Subsidiaries that is true, complete and correct in all material respects as of the date of this Agreement, including for each such employee, to the extent applicable: (i) name, position or job title, date of hire, employing entity and work location; (ii) base salary or wage rate and target annual bonus amount; (iii) part-time, full-time or temporary status; (iv) exempt or non-exempt status; and (v) whether such employee is subject to a restrictive covenant agreement and the applicable form of such agreement, which form has been made available to Parent. The Company has also made available to Parent a list of all independent contractors of the Company and its Subsidiaries that is true, complete and correct in all material respects as of the date of this Agreement, including for each such independent contractor, to the extent applicable: (A) name, function, date of engagement, engaging entity and work location; (B) applicable fees; and (C) whether such independent contractor agreement is subject to a restrictive covenants agreement and the applicable form of such agreement, which form has been made available to Parent.

(j) Neither the Company nor any of its Subsidiaries is the subject of any ongoing or pending proceeding alleging that the Company or any of its Subsidiaries has engaged in any unfair labor practice under any Law. There is no ongoing, pending, or to the Knowledge of the Company, threatened, (i) labor strike, dispute, walkout, work stoppage, slowdown, lockout or other material labor dispute with respect to employees of the Company or any of its Subsidiaries or (ii) effort to organize or represent the labor force of the Company or any of its Subsidiaries. As of the date hereof, neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement or other labor-related agreement or agreement with any labor union or other organization, and there are no labor unions or other organizations representing any employee of the Company or any of its Subsidiaries.

(k) The Company and its Subsidiaries taken as a whole, the Company and each of its Subsidiaries is in compliance in all material respects with all applicable Laws relating to employment, employment practices or labor relations, including Laws relating to discrimination, harassment, employee leave, hours of work, immigration, health and safety, equal opportunity, plant closures and layoffs, workers’ compensation, the classification of service providers and the payment of wages or overtime wages.

(l) No investigation, review, complaint or proceeding by or before any Governmental Authority with respect to the Company or any of its Subsidiaries in relation to the application for employment or services by, the employment or services of, or the termination of employment or services of any individual is ongoing or, to the Knowledge of the Company, pending or threatened, nor has the Company or any of its Subsidiaries received any written notice indicating an intention to conduct the same.

(m) Since January 1, 2018, the Company and its Subsidiaries have not received, been involved in or been subject to any Legal Proceedings or any other material complaints, claims or actions alleging sexual harassment, sexual misconduct, bullying or discrimination committed by any director, officer or employee of the Company or any of its Subsidiaries or alleging a workplace culture that encourages or is conducive to the foregoing, and neither the Company nor any of its Subsidiaries is party to a settlement agreement involving any such allegations.

(n) No employee or independent contractor of the Company or any of its Subsidiaries is in any respect in violation of any term of any nondisclosure agreement, nondisclosure obligation, non-competition agreement, restrictive covenant or other similar obligation: (i) to the Company or any of its Subsidiaries or (ii) to a former employer of any such employee or independent contractor relating to the (A) right of such employee or independent contractor to be employed or to be engaged by the Company and its Subsidiaries or (B) the knowledge or use of trade secrets or proprietary information.

(o) Each individual who currently is providing, or during the last three (3) years provided, services to the Company or any of its Subsidiaries as an independent contractor and is and was properly classified and treated as an independent contractor by the Company or its applicable Subsidiary. Each individual who currently is providing, or during the last three (3) years provided, leased or contracted services to the Company or any of its Subsidiaries through a third party service provider is not and was not an employee of the Company or any of its Subsidiaries while providing such services. The Company and its Subsidiaries do not have a single employer, joint employer alter ego or similar relationship with any other entity.

4.13 Litigation. There is no Legal Proceeding or governmental or administrative investigation, audit, inquiry or action pending or, to the Knowledge of the Company, threatened against or relating to the Company or any of its Subsidiaries that would have a Company Material Adverse Effect; provided, that the representation and warranty in this sentence shall not apply to any Legal Proceeding commenced or threatened against the Company on or after the date hereof by current or former Company Stockholders (on their own behalf or on behalf of the Company) directly arising out of this Agreement or the transactions contemplated hereby. Neither the Company nor any of its Subsidiaries is subject to any outstanding Order that would have a Company Material Adverse Effect.

4.14 Tax Matters.

(a) Except as would not have a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries have timely filed all Tax Returns required to have been filed (taking into account any extensions of time within which to file such Tax Returns), (ii) all such Tax Returns are true, correct and complete in all respects and (iii) the Company and each of its Subsidiaries have paid all Taxes due and owing by any of them (whether or not shown as due on such Tax Returns).

(b) (i) There are no audits, examinations, assessments or other proceedings pending or threatened in writing in respect of any Taxes of the Company or any Subsidiary and (ii) no written claim has been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or such Subsidiary is or may be subject to taxation by that jurisdiction, in each case, except as would not have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has waived any statute of limitations or agreed to any extension of time with respect to a material Tax assessment or deficiency.

(c) Except as would not have a Company Material Adverse Effect, the Company and each of its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor or stockholder.

(d) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for Tax-free treatment under Section 355 of the Code since January 1, 2018.

(e) Neither the Company nor any of its Subsidiaries has entered into any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

(f) Neither the Company nor any of its Subsidiaries is a party to any material Tax allocation, Tax sharing, Tax indemnity, or Tax reimbursement agreement or arrangement (other than any customary Tax indemnification provisions in ordinary course commercial agreements or arrangements that are not primarily related to Taxes) or has any liability for a material amount of Taxes of any Person (other than the Company or any of its Subsidiaries) under U.S. Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) or as transferee or successor.

(g) Neither the Company nor any of its Subsidiaries was required to include any amounts in income as a result of the application of Section 965 of the Code, and neither the Company nor any of its Subsidiaries has made any election pursuant to Section 965(h) of the Code.

(h) There are no Liens for any material amount of Taxes upon any property or assets of the Company or any of its Subsidiaries, except for Permitted Liens.

(i) Neither the Company nor any of its Subsidiaries will be required to include any material amount in income, or exclude any material item of deduction, for any taxable period (or portion thereof) ending after the Closing Date as a result of any of the following that occurred or existed on or prior to the Closing Date: (i) an installment sale or open transaction, (ii) a prepaid amount, (iii) an intercompany item under Treasury Regulations Section 1.1502-19, or (iv) a change in an accounting method of the Company or any of its Subsidiaries.

(j) No material closing agreements, private letter rulings, technical advice memoranda, advance rulings or similar agreements or rulings have been entered into or issued by any Tax authority with respect to the Company or any of its Subsidiaries.

(k) Neither the Company nor any of its Subsidiaries is or has been a “United States real property holding corporation” within the meaning of Section 897 of the Code during the period set forth in Section 897(c)(1)(A)(ii)(II) of the Code.

4.15 Compliance with Law; Permits. Except in each case as would not have a Company Material Adverse Effect, (a) neither the Company nor any of its Subsidiaries is, or has been since January 1, 2018, in conflict with, in default with respect to or in violation of any Laws applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, (b) the Company and each of its Subsidiaries have all Permits required to conduct their businesses as currently conducted and such Permits are valid and in full force and effect, (c) neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority threatening to revoke or suspend any such Permit and (d) the Company and each of its Subsidiaries is in compliance with the terms of such Permits.

4.16 Environmental Matters. Except as would not have a Company Material Adverse Effect: (a) each of the Company and its Subsidiaries is, and, except for resolved matters, has been at all times since January 1, 2018, in compliance with all applicable Environmental Laws and has obtained and is and has been since January 1, 2018 in compliance with all Permits required under Environmental Laws; (b) there is no Legal Proceeding, governmental or administrative investigation, audit, inquiry or action, or Order relating to or arising under Environmental Laws that is pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or any real property currently operated or leased by the Company or any of its Subsidiaries; (c) neither the Company nor its Subsidiaries has received any written notice of or entered into or assumed (by Contract or operation of Law or otherwise), any Liability relating to or arising under Environmental Laws; and (d) there have been no Releases of or exposures to Hazardous Substances, including on or from properties currently (or, to the Knowledge of the Company, formerly) owned, operated or leased by the Company or any of its Subsidiaries, that would reasonably be expected to form the basis of any Legal Proceeding, governmental or administrative investigation, audit, inquiry or action, or Order relating to or arising under Environmental Laws involving the Company or any of its Subsidiaries.

4.17 Intellectual Property.

(a) Section 4.17(a)(i) and Section 4.17(a)(ii) of the Company Disclosure Letter set forth true, correct and complete lists, as of the date hereof, of all (i) Company Registered Intellectual Property and (ii) Licensed Registered Intellectual Property, respectively, in each case, together with the name of the current owner(s), the applicable jurisdictions, the applicable application, registration or serial numbers and, with respect to Domain Names, the registrar and renewal date. Each item of Company Registered Intellectual Property or Licensed Registered Intellectual Property is subsisting and, other than any pending applications therefor, to the Knowledge of the Company, valid and enforceable. The Company or one of its Subsidiaries is the sole and exclusive beneficial (and in the case of Registered Intellectual Property Rights, record) owner of all Company Intellectual Property Rights owned or purported to be owned by the Company or its Subsidiaries, free and clear of all Liens (other than Permitted Liens). Either the Company or a Subsidiary of the Company owns, or is licensed or otherwise possesses legally enforceable rights to use, all Intellectual Property Rights used or held for use in the operation of their respective businesses as currently conducted and as contemplated to be conducted.

(b) Each employee or contractor of the Company or any Subsidiary of the Company who is or was involved in the creation, development or invention of any Company Registered Intellectual Property or any other material Company Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries has executed a valid, enforceable agreement containing a present assignment of all of such employee’s or contractor’s rights to such Intellectual Property Rights to the Company or such Subsidiary of the Company and confidentiality provisions protecting such Intellectual Property Rights, and there is no material breach under any such agreement.

(c) Since January 1, 2018, the Company and its Subsidiaries have not received written notice from any third party challenging the validity, priority, inventorship, enforceability or ownership of any Company Intellectual Property Rights, and the Company or its Subsidiaries is not currently and has not been a party to any interference, opposition, reissue, reexamination proceeding, cancellation proceeding, investigation or other Legal Proceeding relating to any Company Intellectual Property Rights, except for routine examination proceedings with respect to pending applications. No such challenge or Legal Proceeding has been threatened in writing against the Company or any Subsidiary of the Company with respect to any Company Intellectual Property Rights owned or purported to be owned by, or, to the Knowledge of the Company, licensed to, the Company or any Subsidiary of the Company. No Company Intellectual Property Rights owned or purported to be owned, or, to the Knowledge of the Company, licensed to, the Company or any Subsidiary of the Company, are subject to any Order, stipulation, settlement agreement or other disposition of dispute restricting the use, transfer, registration, licensing or exploitation thereof or otherwise adversely affecting the validity, scope, use, registrability, or enforceability of any such Company Intellectual Property Rights.

(d) Since January 1, 2018, there has been no Legal Proceeding pending or threatened in writing alleging, and neither Company nor any of its Subsidiaries have received any written notice from any third party, and, to the Knowledge of Company, there is no other assertion or threat from any third party, that the operation of the business of Company or any of its Subsidiaries as is currently conducted or as is contemplated to be conducted, or the Company Products or any products to which the Company or any of its Subsidiaries have royalty rights, infringe, misappropriate or otherwise violate the valid and enforceable Intellectual Property Rights of any third party. Since January 1, 2018, the conduct of the business of the Company and its Subsidiaries has not, does not or as is currently contemplated to be conducted will not, infringe, misappropriate or otherwise violate any Intellectual Property Rights of any third party.

(e) To the Knowledge of the Company, no third party is infringing or misappropriating any Company Intellectual Property Rights. Since January 1, 2018, there has been no Legal Proceeding pending or threatened in writing (i) brought or threatened by the Company or its Subsidiaries challenging the validity, enforceability or ownership of any third party Intellectual Property Rights or (ii) asserting that the operation of the business of any third party, or any third party products or services, infringes, misappropriates or otherwise violates any Company Intellectual Property Rights.

(f) No funding, facilities, personnel or other material support or resources of any Governmental Authority or any foundation, nonprofit, charity, non-governmental organization, research institute, university, college or other educational institution has been used to create, conceive or develop any material Company Intellectual Property Rights owned by or, to the Knowledge of the Company, licensed to, the Company or any Subsidiary of the Company.

(g) To the Knowledge of the Company, the Company and each Subsidiary of the Company have complied in all material respects with the licenses identified as an open source license by the Open Source Initiative (www.opensource.org) governing all open source software used in the operation of their respective businesses as currently conducted, and have not distributed, licensed or otherwise used any open source software in any manner that has created or will create a requirement that any proprietary software owned or used under license by the Company or any Subsidiary of the Company (i) be disclosed or distributed in source code form, (ii) be delivered at no charge or otherwise dedicated to the public or (iii) include granting licensees the right to make derivative works or other modifications.

(h) The consummation of the transactions contemplated hereby will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, any right of the Company or any Subsidiary of the Company to own, use, practice or otherwise exploit any Company Intellectual Property Rights. Neither the execution, delivery and performance of this Agreement, nor the consummation of the transactions contemplated hereby, will, pursuant to any Contract to which the Company or any Subsidiary of the Company is a party, result in the transfer or grant by the Company or such Subsidiary of the Company to any third Person of any ownership interest in or material restriction with respect to any Company Intellectual Property Rights.

(i) Each of the Company and the Subsidiaries of the Company uses commercially reasonable efforts to protect, preserve and maintain the secrecy and confidentiality of its Proprietary Information (including trade secrets), including requiring all Persons to whom such Proprietary Information has been disclosed by the Company or the Subsidiaries of the Company to execute written non-disclosure agreements, and to the Knowledge of the Company, there has been no misappropriation or unauthorized disclosure or use of any of its Proprietary Information (including trade secrets) that would, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(j) The IT Systems (i) operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company or any Subsidiary of the Company in connection with the conduct of its businesses, (ii) have not malfunctioned or failed in a manner that has had a material impact on the Company or any Subsidiary of the Company and (iii) are free from material bugs and other material defects. The Company and the Subsidiaries of the Company have taken commercially reasonable actions, consistent with current industry standards, to protect the confidentiality, integrity and security of the IT Systems (and all data and other information and transactions stored or contained therein or processed or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, including implementing commercially reasonable backup and disaster recovery technology processes, as well as a commercially reasonable business continuity plan. There has been no actual or alleged unauthorized use, access or security breaches, or interruption, modification, loss or corruption of any of IT Systems (or any data or other information or transactions stored or contained therein or processed or transmitted thereby).

(k) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2018, (i) to the Knowledge of the Company, the Company and each Subsidiary of the Company is and has been in compliance with the Privacy and Data Security Requirements that apply to the Company or to such Subsidiary of the Company, respectively, (ii) assuming no post-Closing changes in applicable Laws, Personal Data collected, stored and processed by the Company and the Subsidiaries of the Company can be used after the Closing in the manner substantially the same as currently used by the Company and the Subsidiaries of the Company, (iii) the Company and each Subsidiary of the Company has used reasonable security procedures and practices to protect the confidentiality and security of Personal Data that the Company or any of the Subsidiaries of the Company (or any Person on behalf of the Company or the Subsidiaries of the Company) collect, store, use or maintain for the conduct of their businesses and to prevent unauthorized use, disclosure, loss, processing, transmission or destruction of or access to such Personal Data by any other Person, including a data privacy and security compliance program that complies in all material respects with all applicable Privacy and Data Security Requirements, (iv) neither the Company nor any Subsidiary of the Company has been legally required to provide any notices to any Person in connection with a disclosure of Personal Data or non-public information, nor has the Company or any Subsidiary of the Company provided any such notice, (v) there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any Subsidiary of the Company alleging a violation of any Person’s Personal Data or privacy rights and (vi) to the Knowledge of the Company, there has not been any breach or other unauthorized access, use or disclosure of any Personal Data owned, used, collected, maintained or controlled by or on behalf of the Company or any of its Subsidiaries, including any unauthorized access, use or disclosure of Personal Data that would constitute a breach for which notification to any Person is required under any applicable Privacy and Data Security Requirements.

4.18 Real Property.

(a) Neither the Company nor any of its Subsidiaries owns any real property.

(b) The Company has heretofore made available to Parent true, correct and complete copies of all leases, subleases, licenses, occupancy agreements and other agreements under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property (including all guaranties thereof and all material modifications, amendments, supplements, waivers and side letters thereto) (the “Real Property Leases”). Section 4.18(b) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, of all Real Property Leases and the street addresses of the real property leased thereunder. The Real Property Leases constitute all of the real property used by the Company and its Subsidiaries. Except as would not have a Company Material Adverse Effect, (i) each Real Property Lease is valid and binding on the Company or the Subsidiary of the Company that is a party thereto, and to the Knowledge of the Company, each other party thereto and is in full force and effect, subject to the Enforceability Exceptions, (ii) all rent and other sums and charges payable by the Company or any of its Subsidiaries as tenants thereunder are current and all obligations required to be performed or complied with by the Company or any of its Subsidiaries thereunder have been performed, (iii) no termination event or condition or uncured default of a material nature on the part of the Company or, if applicable, its Subsidiaries or, to the Knowledge of the Company, the landlord thereunder, exists under any Real Property Lease, (iv) the Company and each of its Subsidiaries has a good and valid existing leasehold interest in each parcel of real property leased by it free and clear of all Liens, except Permitted Liens, (v) neither the Company nor any of its Subsidiaries has received any written notice from any landlord under any Real Property Lease that such landlord intends to terminate such Real Property Lease and (vi) neither the Company nor any of its Subsidiaries has received written notice of any pending and, to the Knowledge of the Company, there is no threatened, condemnation with respect to any property leased pursuant to any of the Real Property Leases. The Company and its Subsidiaries have not subleased or licensed any portion of any real property that is leased pursuant to any Real Property Lease to any Person.

4.19 Material Contracts.

(a) Section 4.19(a) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, and the Company has made available to Parent and Merger Sub (or Parent’s outside counsel) true, correct and complete copies of each Contract (and any material amendments, supplements and modifications thereto) which is in effect as of the date hereof (or pursuant to which the Company or any of its Subsidiaries has any continuing obligations thereunder) and under which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their respective properties or assets is bound that (provided, that the true, correct and complete list set forth on Section 4.19(a) of the Company Disclosure Letter shall exclude any Contracts under which Parent or any of its Affiliates is a party):

(i) has been filed or is required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Company on a Current Report on Form 8-K (provided that such Contracts need not be set forth in Section 4.19(a) of the Company Disclosure Letter if true, correct and complete (subject to redactions) copies of such Contracts have been filed as exhibits to the Company SEC Reports prior to the date hereof);

(ii) involving aggregate payments by the Company and its Subsidiaries or aggregate payments payable to the Company and its Subsidiaries under such Contract of more than $250,000 in the twelve (12) month period prior to the date of this Agreement and in any prospective twelve (12) month period (including, in each case, by means of royalty, milestone or similar payments);

(iii) contains covenants that (A) limit in any material respect the freedom of the Company or any of its Subsidiaries (or, after consummation of the Merger, would limit in any material respect the freedom of the Surviving Corporation and its Affiliates) to compete or engage in any line of business, drug discovery or any development program, therapeutic area or geographic area, or with respect to any class of compounds, molecules or products, or with any Person, (B) contain any “most favored nations” or similar preferential pricing terms and conditions granted by the Company or any of its Subsidiaries, or (C) contain exclusivity obligations (or similar requirement) or otherwise limit in any material respect the freedom or right of the Company or any of its Subsidiaries to research, develop, sell, distribute or manufacture any products or services or to solicit customers;

(iv) grants any third party rights of first refusal, rights of first option, rights of first offer or similar rights or options to purchase or otherwise acquire any interest in any of the material properties or assets (including material Intellectual Property Rights) owned by the Company or any of its Subsidiaries;

(v) provides for or governs the formation, creation, operation, management or control of (A) any partnership, joint venture, strategic alliance, collaboration, co-promotion or profit-sharing arrangement or (B) any material research and development arrangement (each Contract under subclauses (A) and (B), a “Collaboration Agreement”);

(vi) provides for the assignment or grant of a license, right or immunity (including a covenant not to sue or right to enforce or prosecute any Patents) by a third party for any of its Intellectual Property Rights to the Company or any of its Subsidiaries, other than Incidental Contracts;

(vii) provides for the assignment or grant of a license, right or immunity (including a covenant not to sue or right to enforce or prosecute any Patents) by the Company or any of its Subsidiaries of any Company Intellectual Property Rights to any third party, other than Incidental Contracts;

(viii) other than solely between or among the Company and any Subsidiary of the Company, relates to indebtedness for borrowed money (whether incurred, assumed, guaranteed or secured by any asset) having an outstanding principal amount in excess of $250,000;

(ix) constitutes any acquisition or divestiture Contract (whether by merger, consolidation, purchase or sale of stock or otherwise) of any interest in any Person or any business, line of business or division thereof, or a portion of the assets of any Person that has not yet been consummated or that has continuing material obligations (which obligations shall include any “earnout” or similar contingent or deferred payments);

(x) involves the settlement of any pending or threatened claim, action or proceeding (A) with any Governmental Authority, (B) which requires payment obligations after the date hereof, in excess of $250,000 or (C) imposes any continuing material non-monetary obligations on the Company (which obligations shall include any monitoring or material reporting obligations to any other Person or any obligations that limit in any material respect the ability of the Company or any of its Subsidiaries to operate its business);

(xi) has been entered into between the Company or any of its Subsidiaries, on the one hand, and any officer, director or affiliate (other than a wholly-owned Subsidiary of the Company) of the Company or any of its Subsidiaries or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including any Contract pursuant to which the Company or any of its Subsidiaries has an obligation to indemnify such officer, director, affiliate or family member (but not including any Plans);

(xii) (A) contains any non-solicitation or non-hire restrictions that purport to impose material obligations or restrictions upon any controlling Affiliates of the Company pursuant to the terms thereof or (B) purports to assign or grant a license, right or immunity to the Intellectual Property Rights of any controlling Affiliates of the Company pursuant to the terms thereof; and

(xiii) has been entered into with a Governmental Authority.

Each Contract of the type described in clauses (i) through (xiii) above (whether listed on Section 4.19(a) of the Company Disclosure Letter or not), other than a Plan, is referred to herein as a “Material Contract”.

(b) Except as would not have a Company Material Adverse Effect, (i) each Material Contract is valid and binding on the Company or the Subsidiary of the Company that is a party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, subject to the Enforceability Exceptions, (ii) the Company and its Subsidiaries have complied with all obligations required to be performed or complied with by them under each Material Contract and (iii) there is no (with or without notice or lapse of time, or both) default under or breach of any Material Contract by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, by any other party thereto. As of the date hereof, neither the Company nor any of its Subsidiaries has received any written notice or claim from any third party to any Material Contract of any default, breach, violation, termination or cancellation under any Material Contract. For purposes of this Section 4.19(b) and Section 6.1(b)(xv)(B), the term “Material Contract” shall be deemed to include any Contract entered into after the date of this Agreement that, if entered into prior to the date hereof, would qualify as a Material Contract.

4.20 Regulatory Compliance.

(a) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are, and since January 1, 2018, have been, in compliance with all Laws applicable to the Company and its Subsidiaries, or by which any property, business product or other asset of the Company and its Subsidiaries is bound or affected, including the Health Care Laws.

(b) Since January 1, 2018, the Company and its Subsidiaries have not received any written notification, including any FDA Form 483, notice of adverse finding, warning letter, untitled letter or other correspondence, of any pending or, to the Knowledge of the Company, threatened, claim, suit, proceeding, hearing, enforcement, audit, investigation, arbitration from any Governmental Authority, including the FDA, alleging or asserting non-compliance by, or Liability of, the Company or its Subsidiaries under any Law, including Health Care Laws, or any Company Regulatory Permit and, to the Knowledge of the Company, there are no facts that would reasonably be expected to give rise to such written notification.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries, or, to the Knowledge of the Company, the partners and collaborators of the Company or its Subsidiaries, hold all Company Regulatory Permits required for the conduct of the Company’s and its Subsidiaries’ respective businesses as currently conducted. As used herein, “Company Regulatory Permits” shall mean: (i) all authorizations and registrations required under the FFDCA, as amended, the Public Health Service Act, as amended, the regulations of the FDA promulgated thereunder, and any similar applicable federal, foreign, state, or local Laws, including Health Care Laws, and (ii) authorizations and registrations of any applicable Governmental Authority that are concerned with the quality, identity, strength, purity, safety, efficacy, development, testing, production, manufacturing, packaging, labeling, storage, transport, marketing, advertising, promotion, distribution, sale, pricing, prescription, import or export of the Company Products (any such Governmental Authority, a “Company Regulatory Agency”) necessary for the lawful operating of the businesses of the Company or any Subsidiary thereof as currently conducted. All such Company Regulatory Permits are in full force and effect, and the Company and its Subsidiaries are, and since January 1, 2018, have been, in compliance with the terms of all such Company Regulatory Permits, except, in each case, as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(d) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2018, (i) all reports, documents, claims and notices required to be filed, maintained, or furnished to any Company Regulatory Agency by the Company and its Subsidiaries have been so filed, maintained or furnished, and (ii) all such reports, documents, claims and notices, if any, were true, complete and correct on the date filed (or were corrected in or supplemented by a subsequent filing).

(e) The Company and its Subsidiaries have prepared and submitted timely responses and, as applicable, any corrective action plans required to be or otherwise prepared and submitted in response to any inspections, audits, actions or examinations of or performed by any Governmental Authority, and have implemented to the extent necessary all of the corrective actions described in such corrective action plans. Neither the Company nor its Subsidiaries have entered into any consent decree or orders pursuant to any Health Care Law or with or imposed by any Governmental Authority, and none is currently pending or to the Knowledge of the Company, threatened, and neither the Company nor any of its Subsidiaries is a party to any judgment, decree, or judicial or administrative or other Order pursuant to any Health Care Law.

(f) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2018, all development programs, clinical and pre-clinical studies, trials, investigations and other research studies in respect of a Company Product or conducted by or on behalf of or sponsored by the Company or its Subsidiaries (including all “chemical, manufacturing and control” (CMC) processes pertaining thereto) (collectively, “Company Programs”) have been and, if still pending are being, conducted in accordance with all applicable clinical protocols, informed consents and Laws, including Good Clinical Practices, Good Manufacturing Practices, Good Laboratory Practices and other Health Care Laws, as applicable (collectively, “Company Program Requirements”). Since January 1, 2018, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, no clinical trial sponsored or conducted by or on behalf of the Company or any Subsidiary has been terminated, delayed or suspended prior to completion for safety or other non-business reasons, and neither the FDA nor any other Governmental Authority, clinical investigator or contract research organization that has participated or is participating in, or institutional review board that has or has had jurisdiction over, a clinical trial conducted or sponsored by or on behalf of the Company or any Subsidiary has commenced, or, to the Knowledge of the Company, threatened to initiate, any action to place a clinical hold order on, or otherwise terminate, amend, materially delay or suspend, any proposed or ongoing clinical trial conducted or proposed to be conducted by or on behalf of the Company or any Subsidiary, or alleged any violation of any Health Care Law in connection with any such clinical trial.

(g) The Company has made available to Parent true, correct and complete copies of (i) all material clinical data available as the date hereof with respect to Company Programs for Company Controlled Products and, to the extent in the possession of the Company or its Subsidiaries, Company Joint Products through the date hereof, (ii) all material correspondence of the Company and its Subsidiaries with, and research, pre-clinical, clinical and other applicable material reports filed with or submitted to, Company Regulatory Agencies (and all summaries of such correspondence or reports to the extent available) with respect to Company Programs for Company Controlled Products through the date hereof and, to the extent in the possession of to the Company or its Subsidiaries, Company Joint Products since January 1, 2018 through the date hereof, and (iii) all material correspondence of the Company and its Subsidiaries with any counterparties, contract manufacturing organizations, site operators, partners, clinical investigators and other third parties relating to Company Programs for Company Controlled Products and, to the extent in the possession of the Company or its Subsidiaries, Company Joint Products, in the case of this clause (iii), since January 1, 2018 through the date hereof.

(h) Since January 1, 2018, neither the Company, any of its Subsidiaries nor any director or officer of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any employee or agent of the Company or any of its Subsidiaries, has (i) made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Company Regulatory Agency, (ii) failed to disclose a material fact required to be disclosed to the FDA or any other Company Regulatory Agency, or committed an act, made a statement, or (iii) failed to make a statement, in each such case, related to the business of the Company or any of its Subsidiaries, that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for the FDA or any other Company Regulatory Agency to invoke any similar policy, except for any act or statement or failure to make a statement that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Neither the Company, any of its Subsidiaries nor any director or officer of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any employee or agent of the Company or any of its Subsidiaries, has been debarred or convicted of any crime or engaged in any conduct for which debarment is mandated by or authorized pursuant to 21 U.S.C. Section 335a(a) or any similar Law or authorized by 21 U.S.C. Section 335a(b) or any similar Law applicable in other jurisdictions in which the Company Products are developed, tested, manufactured, marketed, sold or intended by the Company or any of its Subsidiaries to be sold. No claim, investigation, proceeding, suit or action that would reasonably be expected to result in such a debarment is pending or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries or any director or officer of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any employee or agent of the Company or any of its Subsidiaries. Since January 1, 2018, neither the Company, any of its Subsidiaries nor any director or officer of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any employee or agent of the Company or any of its Subsidiaries, has been excluded from participation in any federal health care program or convicted of any crime or, to the Knowledge of the Company, engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Law or program. No claim, investigation, proceeding, suit or action that would reasonably be expected to result in such an exclusion is pending or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries or any director, officer or employee of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any agent of the Company or any of its Subsidiaries.

(i) Since January 1, 2018, neither the Company nor any of its Subsidiaries has voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, field corrections, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, or other notice or action to wholesalers, distributors, retailers, healthcare professionals or patients relating to an alleged lack of safety, efficacy or regulatory compliance of any Company Product, other than any such notices of actions that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. The Company and its Subsidiaries have not received any written notice from the FDA or any other Company Regulatory Agency regarding, and to the Knowledge of the Company, there are no facts which are reasonably likely to cause, (i) the recall, market withdrawal or replacement of any Company Product sold or intended to be sold by or on behalf of the Company or any of its Subsidiaries, (ii) a termination or suspension of the pre-clinical or clinical testing, manufacturing, marketing, or distribution of any Company Products sold or intended to be sold by or on behalf of the Company or any of its Subsidiaries, or (iii) a negative change in reimbursement status of any Company Product sold or intended to be sold by or on behalf of the Company or any of its Subsidiaries, other than circumstances described in subsections (i) through (iv) that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Except where such introduction into commerce would not reasonably be expected to be material to the Company or its Subsidiaries, since January 1, 2018, neither the Company nor any Subsidiary has introduced into commercial distribution any Company Products that were upon their shipment by the Company or Subsidiary adulterated or misbranded in violation of 21 U.S.C. § 331 or any other any equivalent applicable Laws.

(j) Neither the Company nor any Subsidiary has made any payment or provided any other remuneration or thing of value or submitted any claim for payment to any government healthcare program or other third party payor in connection with any referral relating to any Company Product, or engaged in any other conduct, that violated in any material respect any applicable self-referral Law, including the U.S. Federal Ethics in Patient Referrals Act, 42 U.S.C. §1395nn (known as the “Stark Law”), any anti-kickback Law, any false claims Law, or any other applicable similar state or non-U.S. Law.

(k) For purposes of Section 4.20(c) and Section 4.20(d) and the first sentence of Section 4.20(i), any representation or warranty made thereunder by the Company with respect to any Company Joint Product (including with respect to any Company Regulatory Permits, Company Programs, or other conduct or compliance related thereto) shall be deemed to be qualified as to the Knowledge of the Company with respect to such representation or warranty to the extent that the applicable subject matter thereof is the primary responsibility of or principally conducted by a third party other than the Company or its Subsidiaries.

4.21 Insurance. Section 4.21 of the Company Disclosure Letter sets forth a true, correct and complete list of all currently effective material insurance policies issued in favor of the Company or any of its Subsidiaries. With respect to each such insurance policy, except as would not have a Company Material Adverse Effect, (a) the policy is in full force and effect and all premiums due thereon have been paid, (b) neither the Company nor any of its Subsidiaries is in breach or default, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default, or permit a counterparty’s termination or modification of, any such policy, (c) to the Knowledge of the Company, no insurer on any such policy has been declared insolvent by a court or insurance regulator of competent and applicable jurisdiction or placed in receivership, conservatorship or liquidation, (d) neither the Company nor any of its Subsidiaries have received a written notice of cancellation or termination with respect to any such policy, and (e) as of the date hereof, there are no pending or, to the Knowledge of the Company, threatened claims under any such policy as to which coverage has been questioned, denied or disputed by the underwriters thereof.

4.22 Anti-Bribery; Anti-Money Laundering.

(a) None of the Company, its Subsidiaries, their respective directors, officers or employees, and, to the Knowledge of the Company, suppliers, distributors, licensees or agents of the Company or any of its Subsidiaries, has made or received any direct or indirect payments in violation of, or has provided or received any product or services in violation of, the U.S. Foreign Corrupt Practices Act 1977 and other similar applicable anti-bribery laws, rules or regulations in other applicable jurisdictions (together, the “Anti-Bribery Laws”), except, in each case, as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. None of the Company or its Subsidiaries are in violation, or since September 1, 2015 have been in violation, of any applicable Anti-Bribery Laws, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. There are no internal investigations or, to the Knowledge of the Company and since September 1, 2015, prior or pending governmental or other regulatory investigations or proceedings, in each case, regarding any action or any allegation of any action described above in this Section 4.22(a). To the Knowledge of the Company, (i) none of the directors, officers or employees of the Company or any of its Subsidiaries is a government official, political party official or candidate for political office, and (ii) there are no known immediate familial relationships between any of the Company’s directors or officers, on the one hand, and any government official, political party official or candidate for political office, on the other hand.

(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the operations of the Company and its Subsidiaries are, and since September 1, 2015 have been, conducted in compliance with applicable financial recordkeeping, reporting and internal control requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”). No material Legal Proceeding by or before any Governmental Authority involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the Knowledge of the Company, threatened, nor, to the Knowledge of the Company, is any investigation by or before any Governmental Authority involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws pending or threatened.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the businesses of each of the Company and its Subsidiaries are being, and since September 1, 2015 have been, conducted in compliance with all applicable economic sanctions or export and import control Laws imposed by any Governmental Authority. To the Knowledge of the Company, as of the date hereof, no investigation, review, audit or inquiry by any Governmental Authority with respect to any such sanctions or Laws is pending or threatened.

4.23 14d-10 Matters. The Company Compensation Committee (each member of which is an “independent director” within the meaning of the applicable NASDAQ rules and is an “independent director” within the meaning of Rule 14d-10(d)(2) under the Exchange Act) has, prior to the date hereof, (i) at a meeting duly called and held at which all members of the Company Compensation Committee were present, duly and unanimously adopted resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (an “Employment Compensation Arrangement”) each agreement, plan, program, arrangement or understanding entered into or established by the Company or any of its Subsidiaries on or before the date hereof with or on behalf of any of its officers, directors or employees and the terms of Section 3.7, Section 7.8 and Section 7.9, and (ii) has taken all other actions necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d) under the Exchange Act with respect to the foregoing agreement, plan, program, arrangement or understanding and the transactions contemplated hereby.

4.24 Related Party Transactions. No current director, officer or Affiliate of the Company or any of its Subsidiaries (a) has outstanding any indebtedness to the Company or any of its Subsidiaries, or (b) is otherwise a party to, or directly or indirectly benefits from, any Contract, arrangement or understanding with the Company or any of its Subsidiaries (other than a Plan) of a type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

4.25 Opinions of Financial Advisors of the Company. The Company Board has received the written opinion of Centerview Partners LLC to the effect that, as of the date of such opinion, and based upon and subject to the matters set forth therein, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the $88.50 per Company Share consideration to be paid in the Offer and the Merger to the holders of Company Shares (other than Canceled Company Shares, Dissenting Company Shares and any Company Shares held by any affiliate of the Company or Parent) pursuant to this Agreement is fair, from a financial point of view, to such holders. A copy of such opinion will be provided to Parent for information purposes only.

4.26 State Takeover Statutes Inapplicable. Assuming that the representations of Parent and Merger Sub set forth in the first sentence of Section 5.6 are true, accurate and complete, the Company Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL are not applicable to this Agreement and the transactions contemplated hereby, and to the Knowledge of the Company, no other state takeover statute or similar statute or regulation applies to or purports to apply to the Offer or the Merger or the other transactions contemplated hereby.

4.27 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV and in the certificate contemplated by clause (C)(6) of Annex A), neither the Company nor any Representative or other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent or Merger Sub in connection with the transactions contemplated hereby. The Company acknowledges and agrees that, except for the representations and warranties expressly set forth in Article V, (a) neither Parent, Merger Sub nor any of their respective Representatives makes, or has made, any representations or warranties relating to itself or its business or otherwise in connection with the Merger, and the Company is not relying on any representation or warranty of Parent or Merger Sub except for those expressly set forth in this Agreement and (b) no Person has been authorized by Parent or Merger Sub to make any representation or warranty relating to Parent or Merger Sub or their businesses or otherwise in connection with the Merger, and if made, such representation or warranty must not be relied upon by the Company as having been authorized by such party.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to the Company as follows:

5.1 Organization and Qualification. Each of Parent and Merger Sub is duly organized and validly existing and in good standing under the Laws of the jurisdiction of its organization, with all requisite power and authority to own its properties and conduct its business as currently conducted, except for such failures to be in good standing or have such power that would not have a Parent Material Adverse Effect. All of the issued and outstanding capital stock of Merger Sub is owned directly or indirectly by Parent. Both Parent and Merger Sub are in compliance with the provisions of their respective certificates of incorporation and bylaws (or other similar governing documents).

5.2 Authority. Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement, to perform and comply with their respective covenants and obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Merger Sub and, subject to the adoption of this Agreement by Parent, as the sole stockholder of Merger Sub (which adoption shall occur immediately after the execution and delivery of this Agreement), Parent’s and Merger Sub’s performance of and compliance with their respective covenants and obligations hereunder and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate actions on the part of Parent and Merger Sub and no additional corporate proceedings or action on the part of Parent or Merger Sub are necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement, Parent’s and Merger Sub’s performance of and compliance with their respective covenants and obligations hereunder or the consummation by Parent and Merger Sub of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding agreement of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions. As of the date of this Agreement, (a) the Board of Directors of Parent has approved this Agreement and the transactions contemplated hereby, including the Offer and the Merger, and (b) the Board of Directors of Merger Sub has (i) determined that it is in the best interests of Merger Sub and its stockholder(s), and declared it advisable, to enter into this Agreement, and (ii) approved the execution and delivery by Merger Sub of this Agreement, Merger Sub’s performance of and compliance with its covenants and agreements contained herein and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained herein, in each case of clauses (a) and (b) above, at meetings duly called and held (or by unanimous written consent). No vote of Parent’s stockholders is necessary to approve this Agreement or any of the transactions contemplated hereby.

5.3 Schedule TO; Schedule 14D-9.

(a) The Schedule TO and the Offer Documents, when filed with the SEC, at the time of any amendment of or supplement thereto, at the time of any publication, distribution or dissemination thereof, at the time of the commencement of the Offer and at the Acceptance Time, will comply as to form in all material respects with the applicable requirements of the Exchange Act and all other applicable Laws. The Schedule TO and the Offer Documents, when filed with the SEC and on the date first disseminated to the Company Stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by Parent or Merger Sub with respect to information supplied by or on behalf of the Company or any of its Representatives specifically for inclusion or incorporation by reference in the Schedule TO or the Offer Documents.

(b) None of the information provided or to be provided by or on behalf of Parent or Merger Sub or any of their Representatives for inclusion or incorporation by reference in the Schedule 14D-9 will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

5.4 Consents and Approvals; No Violation. Except as would not have a Parent Material Adverse Effect the execution and delivery of this Agreement by Parent or Merger Sub, Parent’s and Merger Sub’s performance of and compliance with their respective covenants and obligations hereunder and the consummation of the transactions contemplated hereby do not and will not, (a) violate or conflict with or result in any breach of any provision of the respective certificate of incorporation or bylaws (or other similar governing documents) of Parent or Merger Sub, (b) require any Permit of, or filing with or notification to, any Governmental Authority, except (i) as may be required under the HSR Act or under any other applicable Antitrust Law, (ii) the applicable requirements of any federal or state securities Laws, including compliance with the Exchange Act, (iii) the filing and recordation of appropriate merger documents as required by the DGCL, including the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or (iv) the applicable requirements of NASDAQ, (c) violate, conflict with or result in a breach of or loss of any benefit under any provision of, or require any notice or Consent or constitute a change of control or default (or give rise to any right of termination, cancellation, modification, vesting or acceleration or any event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under any of the terms, conditions or provisions of any Contract to which Parent or Merger Sub or any of their respective Subsidiaries is a party or by which Parent or any of its Subsidiaries or any of their respective properties or assets are bound, or result in the loss of a material benefit or rights under any such Contract, or (d) violate any Law or Order applicable to Parent or any of its Subsidiaries (including Merger Sub) or by which any of their respective assets or properties are bound.

5.5 Litigation. As of the date hereof, there is no Legal Proceeding or governmental or administrative investigation or action pending or, to the Knowledge of Parent, threatened against or relating to Parent or any of its Subsidiaries that would have a Parent Material Adverse Effect. As of the date hereof, neither Parent nor any of its Subsidiaries is subject to any outstanding Order that would have a Parent Material Adverse Effect.

5.6 Interested Stockholder. Neither Parent nor any of its Subsidiaries, nor any “affiliate” or “associate” (as such terms are defined in Section 203 of the DGCL) thereof, is, or has been at any time during the period commencing three (3) years prior to the date hereof, an “interested stockholder” of the Company, as such term is defined in Section 203 of the DGCL. None of Parent, Merger Sub nor any of their Affiliates beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Company Shares other than Company Shares acquired pursuant to this Agreement or passive investments for cash management purposes or employee benefit plans established or maintained for the benefit of Parent or its controlled Affiliates’ employees in the ordinary course of business.

5.7 Sufficient Funds. Parent currently has, and at all times from and after the date hereof and through the Acceptance Time and the Effective Time will have, available to it, and Merger Sub will have as of the Acceptance Time and at and as of the Effective Time, sufficient funds for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement, including the payment of the aggregate Offer Price and Merger Consideration and the consideration in respect of the Company Options and the Company RSU Awards and to pay all related fees and expenses required to be paid by Parent or Merger Sub pursuant to the terms of this Agreement. Parent’s and Merger Sub’s obligations hereunder, including their obligations to consummate the Merger, are not subject to a condition regarding Parent’s or Merger Sub’s obtaining of funds to consummate the transactions contemplated by this Agreement.

5.8 No Other Operations. Merger Sub was formed solely for the purpose of effecting the Merger. Merger Sub has not and will not prior to the Effective Time engage in any activities other than those incidental to its formation or those contemplated by this Agreement and has, and will have as of immediately prior to the Effective Time, no liabilities other than those contemplated by this Agreement.

5.9 Brokers. The Company will not be responsible for any brokerage, finder’s, financial advisor’s or other fee or commission payable to any broker, finder or investment banker in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Parent and Merger Sub.

5.10 No Other Representations or Warranties. Except for the representations and warranties contained in this Article V, neither Parent, Merger Sub nor any Representative or other Person on behalf of either makes any express or implied representation or warranty with respect to them or with respect to any other information provided to the Company in connection with the transactions contemplated hereby. Parent and Merger Sub each acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV and in the certificate contemplated by clause (C)(6) of Annex A), (a) neither the Company, its Subsidiaries nor any of their respective Representatives makes, or has made, any representations or warranties relating to itself or its business or otherwise in connection with the Merger, and neither Parent nor Merger

Sub is relying on any representation or warranty of the Company except for those expressly set forth in this Agreement or any such certificate, (b) no Person has been authorized by the Company or any of its Subsidiaries to make any representation or warranty relating to the Company or any of its Subsidiaries or their businesses or otherwise in connection with the Merger and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Parent, Merger Sub or any of their Representatives are not and shall not be deemed to be or include representations or warranties of the Company unless any such materials or information is the subject of any express representation or warranty set forth in Article IV or in any such certificate.

ARTICLE VI

COVENANTS OF THE COMPANY

6.1 Conduct of Business of the Company.

(a) Between the date of this Agreement and the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article IX, except (i) as described in Section 6.1(a) of the Company Disclosure Letter, (ii) as required by applicable Law, (iii) as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed) or (iv) as required or expressly provided for by this Agreement, the Company will, and will cause each of its Subsidiaries to, (A) conduct its operations in the ordinary course of business consistent with past practice and (B) use its commercially reasonable efforts to (x) preserve the present relationships with those Persons having significant business relationships with the Company or any of its Subsidiaries (including all Company Regulatory Agencies with whom the Company and its Subsidiaries have a significant business relationship) and (y) comply with and maintain all material Permits (including all Company Regulatory Permits with respect to the Company Controlled Products) required to conduct its business and to own, lease and operate its material properties and material assets; provided, that, with respect to clause (iv), during any period of full or partial suspension of operations related to COVID-19 or any COVID-19 Measures, the Company or any of its Subsidiaries may, in connection with COVID-19 or any COVID-19 Measures, take such actions as are reasonably necessary and, where applicable, consistent with past practice to (I) protect the health and safety of the Company’s or its Subsidiaries’ employees and other individuals having business dealings with the Company or any of its Subsidiaries or (II) respond to third party supply or service disruptions caused by COVID-19 or any COVID-19 Measures; provided, further, for purposes of clause (II) of the immediately preceding proviso, subject to prior consultation with Parent to the extent reasonably practicable.

(b) Without limiting the generality of the foregoing, except as set forth in Section 6.1(a) of the Company Disclosure Letter, as required by applicable Law or as required or expressly provided for by this Agreement, the Company shall not, and shall not permit any of its Subsidiaries to, between the date of this Agreement and the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article IX, directly or indirectly, take any of the following actions without prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

(i) amend or adopt any amendments to the certificate of incorporation or bylaws (or other similar governing documents) of the Company or any of its Subsidiaries;

(ii) issue, sell, dispose of, grant options or rights to purchase, pledge, or authorize or propose the issuance, sale, disposal of, grant of options or rights to purchase or pledge, any Company Securities or Subsidiary Securities, other than Company Shares issuable upon exercise of Company Options or settlement of Company RSU Awards outstanding on the date hereof in accordance with their terms;

(iii) acquire or redeem, or amend any Company Securities, other than (A) the acquisition by the Company of Company Shares in connection with the surrender of Company Shares by holders of Company Options in order to pay the exercise price of such Company Options, (B) the withholding of Company Shares to satisfy Tax obligations with respect to Company Options or Company RSU Awards or (C) the acquisition by the Company of Company Options or Company RSU Awards in connection with the forfeiture of such awards;

(iv) split, combine, subdivide or reclassify or amend the terms of any of its capital stock or other equity interests;

(v) declare, set aside, make or pay any dividend or distribution (whether payable in cash, stock, property or a combination thereof) on any shares of its capital stock or other equity interests (other than dividends paid to the Company or one of its wholly-owned Subsidiaries by a wholly-owned Subsidiary of the Company with regard to its capital stock or other equity interests);

(vi) (A) sell, lease, license, transfer or otherwise dispose of, or subject to any Lien (other than Permitted Liens), any material assets of the Company or any of its Subsidiaries or (B) adopt a plan of complete or partial liquidation, dissolution, recapitalization or restructuring;

(vii) acquire (including by merger, consolidation, recapitalization, acquisition of stock or assets or other similar transaction) any Person, division or assets, other than acquisitions of equipment in the ordinary course of business consistent with past practice;

(viii) incur, assume or otherwise become liable or responsible for any indebtedness for borrowed money;

(ix) make any loans, advances or capital contributions to, or investments in, any other Person (other than any wholly-owned Subsidiary of the Company);

(x) change any financial accounting policies, methods, principles, practices or procedures used by it, except as required by GAAP;

(xi) (A) change any annual Tax accounting period or method of accounting, (B) make, change or revoke any Tax election, (C) settle or compromise any audit or proceeding in respect of any Tax Liabilities, (D) file any amended Tax Return, (E) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to any Tax, (F) surrender any right to claim a material Tax refund, (G) consent to any extension or waiver of the limitation period applicable to any Taxes, or (H) enter into any Tax indemnification or Tax sharing agreement (other than any customary Tax indemnification provisions in ordinary course commercial agreements or arrangements that are not primarily related to Taxes), except, in each case, as required by applicable Law;

(xii) except as required pursuant to a Plan in existence as of the date hereof, (A) provide for any increase in compensation or benefits or pay any amount or benefit under, or grant any awards under, any bonus, incentive, performance or other compensation plan, program, agreement or arrangement or Plan; (B) accelerate the time of payment or vesting of any compensation, rights or benefits under any Plan; (C) take any action to fund or in any other way secure the payment of compensation or benefits under any Plan; (D) grant any Participant change of control, severance, retention or termination compensation or benefits or provide for any increase thereto; or (E) terminate, hire or engage any employee or independent contractor, other than terminations for cause, as determined in the Company’s reasonable discretion;

(xiii) except as required pursuant to a Plan in existence as of the date hereof or to comply with applicable Law, establish, adopt, enter into, materially amend or terminate any Plan or any collective bargaining agreement;

(xiv) make or authorize any capital expenditure, or incur any obligations, Liabilities or indebtedness in respect thereof, except for those contemplated by the capital expenditure budget for the relevant fiscal year, which capital expenditure budget has been made available to Parent prior to the date of this Agreement;

(xv) settle any suit, action, claim, proceeding or investigation other than a settlement solely for monetary damages not in excess of $500,000 individually or $1,000,000 in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, the Company or any of its Subsidiaries, and which does not impose any material restrictions on the operations or business of the Company or its Subsidiaries, taken as a whole;

(xvi) except in the ordinary course of business consistent with past practice or in connection with any transaction to the extent specifically permitted by any other subclause of this Section 6.1(b), (A) enter into any Contract that would, if entered into prior to the date hereof, be a Material Contract or Real Property Lease, (B) materially modify, materially amend or terminate (other than expirations in accordance with its terms) any Material Contract or Real Property Lease or waive, release or assign any material rights or material claims thereunder or (C) sublease or license any portion of the real property leased under any Real Property Lease;

(xvii) enter into any Collaboration Agreement;

(xviii) enter into any new line of business;

(xix) enter into any Contract between the Company and any Subsidiary, on the one hand, and any Affiliate (other than the Company and its Subsidiaries) of the Company, on the other hand;

(xx) license, sell, transfer, dispose of, abandon, cancel, allow to lapse, or fail to renew, maintain or defend any material Intellectual Property Rights owned, purported to be owned or exclusively licensed by the Company or any of its Subsidiaries;

(xxi) initiate or commit to undertake any new clinical trials other than exploratory clinical trials in indications that are agreed upon between Parent and the Company;

(xxii) exercise any options under any Collaboration Agreement relating to “co-funding”, “co-commercialization” or similar cost-and-profit participation rights (whether an exercise to “opt in” or “opt out” of such rights) with respect to any Company Product to which such Collaboration Agreement relates;

(xxiii) waive the restrictive covenant obligations of any employee or independent contractor of the Company or any of its Subsidiaries; or

(xxiv) authorize, or agree or commit, in writing or otherwise, to take, any of the foregoing actions.

Notwithstanding the foregoing, nothing in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the business or operations of the Company or its Subsidiaries at any time prior to the Acceptance Time. Prior to the Acceptance Time, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their own business and operations.

6.2 No Solicitation.

(a) Subject to Section 6.2(c), at all times during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, neither the Company nor any of its Subsidiaries shall, nor shall they authorize or permit any of their respective Representatives to, directly or indirectly, (i) solicit, initiate, knowingly encourage, or knowingly facilitate or assist, any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer, that constitutes or would reasonably be expected to lead to an Acquisition Proposal, (ii) make available any non-public information relating to the Company or any of its Subsidiaries, or afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries, in each case, to any Person (other than Parent, Merger Sub or any designees or Representatives of Parent or Merger Sub), in connection with any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal, (iii) participate or engage in any discussions or negotiations with any Person with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iv) adopt, approve or enter into any merger agreement, purchase agreement, letter of intent, memorandum of understanding or similar agreement or Contract with respect to an Acquisition Transaction (other than an Acceptable Confidentiality Agreement), or (v) resolve or agree to do any of the foregoing. Subject to Section 6.2(c), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company and its Subsidiaries shall, and shall cause its and their Representatives to, immediately cease and cause to be terminated any discussions or negotiations that may be ongoing with any Person (other than Parent, Merger Sub and their Representatives) conducted prior to the date of this Agreement with respect to any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to any Acquisition Proposal. Promptly after the date of this

Agreement, the Company will terminate access by any Person (other than Parent, Merger Sub and their Representatives) to any physical or electronic dataroom relating to a potential Acquisition Proposal (or prior discussions in respect of a potential Acquisition Proposal) and request that each Person (other than Parent, Merger Sub and their Representatives) that has executed a confidentiality agreement (other than the Confidentiality Agreement) relating to a potential Acquisition Proposal (or prior discussions in respect of a potential Acquisition Proposal) promptly return to the Company or destroy all non-public documents and materials containing non-public information of the Company and its Subsidiaries that has been furnished by the Company or any of its Representatives to such Person. Notwithstanding anything to the contrary contained in this Agreement, the Company and its Representatives may inform a Person that has made or is considering making an Acquisition Proposal of the provisions of this Section 6.2.

(b) From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Acceptance Time, as promptly as practicable, and in any event within twenty-four (24) hours following receipt of an Acquisition Proposal or any inquiries, proposals or offers relating to any Acquisition Proposal, the Company shall provide Parent with written notice thereof, which notice shall indicate the identity of the Person making such Acquisition Proposal, inquiry, proposal or offer, and include the material terms and conditions thereof (and the documentation and other written materials received from such Person or such Person’s Representatives in respect thereof). The Company shall keep Parent reasonably informed on a prompt and timely basis with respect to the status of or material terms and conditions of any such Acquisition Proposal, inquiry or proposal or offer (including any amendments or proposed amendments communicated to the Company or its Representatives with respect to such material terms and copies of any draft or definitive documentation and other written materials thereof received from such Person or such Person’s Representatives in respect thereof). The Company shall not modify, amend or terminate, or waive, release or assign, any provisions of any confidentiality or standstill agreement (or any similar agreement) to which the Company or any of its Subsidiaries is a party relating to any such Acquisition Proposal and shall enforce the provisions of any such agreement; provided, that the Company shall be permitted on a confidential basis to release or waive any explicit or implicit standstill obligations solely to the extent necessary to permit the party referred therein to submit an Acquisition Proposal to the Company Board on a confidential basis. The Company shall provide written notice to Parent of waiver or release of any standstill by the Company, including disclosure of the identities of the parties thereto and circumstances relating thereto.

(c) Notwithstanding anything to the contrary set forth in this Section 6.2 or elsewhere in this Agreement, if at any time prior to the Acceptance Time, (i) the Company has received a written, bona fide Acquisition Proposal from any Person that did not result from a material breach of this Section 6.2 and (ii) the Company Board determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and that the failure to take such action described in clause (A), (B) or (C) below would be inconsistent with its fiduciary duties under applicable Law, then the Company may (A) enter into an Acceptable Confidentiality Agreement with such Person, (B) furnish information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal (provided that (x) the Company shall substantially concurrently provide or make available to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided to such Person and which was not previously provided or made available to Parent and (y) the Company shall have entered into an Acceptable Confidentiality Agreement with such Person) and (C) participate and engage in discussions or negotiations with the Person making such Acquisition Proposal regarding such Acquisition Proposal. Prior to or concurrently with the Company first taking any of the actions described in clauses (A), (B) or (C) of the immediately preceding sentence with respect to an Acquisition Proposal, the Company shall provide written notice to Parent of the determination of the Company Board made pursuant to clause (ii) of the immediately preceding sentence.

(d) Without limiting the foregoing, the Company agrees that any violation of the restrictions set forth in this Section 6.2 by any Subsidiary of the Company or any of its or their Representatives shall constitute a breach by the Company of this Section 6.2.

6.3 Company Board Recommendation Change.

(a) Subject to the terms of this Section 6.3, the Company Board shall recommend that the Company Stockholders accept the Offer and tender their Company Shares to Merger Sub pursuant to the Offer (the “Company Board Recommendation”).

(b) Subject to Section 6.3(c) and Section 6.3(d), neither the Company Board nor any committee thereof shall (or resolve or agree to) (i) withhold, withdraw, amend, modify or qualify in a manner adverse to Parent or Merger Sub, or publicly propose to withhold, withdraw, amend, modify or qualify in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, (ii) approve, recommend or declare advisable or propose publicly to approve, recommend or declare advisable, an Acquisition Proposal, (iii) fail to include the Company Board Recommendation in the Schedule 14D-9 when disseminated to the Company Stockholders, (iv) if any Acquisition Proposal or any material modification thereto has been made public, fail to issue a press release reaffirming the Company Board Recommendation upon request of Parent within five (5) Business Days after Parent requests such reaffirmation (or, if earlier, prior to the anticipated Expiration Time), (v) following the commencement of any tender or exchange offer relating to the securities of the Company (other than the Offer), fail to issue a press release publicly announcing within ten (10) Business Days of such commencement that the Company recommends rejection of such tender or exchange offer and reaffirming its recommendation of this Agreement, the Offer and the Merger or (vi) waive any rights under or amend the Company Stockholders’ Rights Plan, except as contemplated by Section 4.2(i), redeem any rights under the Company Stockholders’ Rights Plan, find any Acquisition Proposal to be a “Qualifying Offer” under the Company Stockholders’ Rights Plan or otherwise cause the Company Stockholders’ Rights Plan to be inapplicable or neutralized with respect to any Acquisition Proposal (each of clauses (i), (ii), (iii), (iv), (v), and (vi) a “Company Board Recommendation Change”).

(c) Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, at any time prior to the Acceptance Time, the Company Board may (i) in response to the receipt of a written, bona fide Acquisition Proposal received after the date hereof that did not result from a material breach of Section 6.2(a), effect a Company Board Recommendation Change or, (ii) in response to the receipt of a written, bona fide Acquisition Proposal after the date hereof that did not result from a material breach of Section 6.2(a), enter into a definitive agreement with respect to such applicable Acquisition Proposal and terminate this Agreement pursuant to Section 9.1(c)(ii); provided that (A) the Company Board determines in good faith (after consultation with its financial advisor(s) and outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, (B) the Company Board determines in good faith (after consultation with its financial advisor(s) and outside legal counsel) that such Acquisition Proposal constitutes a Superior Proposal, (C) the Company provides written notice to Parent at least five (5) Business Days prior to effecting a Company Board Recommendation Change or terminating this Agreement pursuant to Section 9.1(c)(ii) of its intent to take such action, specifying the reasons therefor in reasonable detail (a “Change of Recommendation/Termination Notice”), including the material terms and conditions of such Acquisition Proposal (including a copy of all definitive agreements and documentation in respect thereof), (D) prior to effecting such Company Board Recommendation Change or terminating this Agreement pursuant to Section 9.1(c)(ii), the Company shall, and shall cause its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) during such five (5) Business Day period to make such adjustments in the terms and conditions of this Agreement and (E) no earlier than the end of such five (5) Business Day period, the Company Board determines in good faith (after consultation with its financial advisor(s) and outside legal counsel), after taking into account any revised terms agreed to in writing by Parent during such five (5) Business Day period, that such Acquisition Proposal continues to constitute a Superior Proposal and the failure to take such action would be inconsistent with its fiduciary duties under applicable Law. Following delivery of a Change of Recommendation/Termination Notice in the event of any change to the financial terms (including any change to the amount or form of consideration payable) or other material revision to the terms or conditions of such Acquisition Proposal, the Company shall provide a new Change of Recommendation/Termination Notice to Parent, and any Company Board Recommendation Change or termination of this Agreement pursuant to Section 9.1(c)(ii) following delivery of such new Change of Recommendation/Termination Notice shall again be subject to clauses (C) through (E) of the immediately preceding sentence, except that references to five (5) Business Days shall be deemed to be three (3) Business Days.

(d) Notwithstanding anything to the contrary set forth in this Agreement, upon the occurrence of any Intervening Event, the Company Board may, at any time prior to the Acceptance Time, effect a Company Board Recommendation Change if the Company Board determines in good faith (after consultation with its financial advisor(s) and outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law; provided, that (i) the Company provides written notice to Parent at least five (5) Business Days prior to effecting a Company Board Recommendation Change of its intent to take such action, specifying the reasons thereof in reasonable detail (an “Intervening Event Notice”), including reasonably detailed information describing the Intervening Event (including all documentation in respect thereof, if any), (ii) prior to effecting such a Company Board Recommendation Change, the Company shall, and shall cause its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) during such five (5) Business Day period to make such adjustments in the terms and conditions of this Agreement so that a failure to effect a Company Board Recommendation Change in response to an Intervening Event would no longer be inconsistent with its fiduciary duties under applicable Law and (iii) no earlier than the end of such five (5) Business Day period, the Company Board determines in good faith (after consultation with its financial advisor(s) and outside legal counsel), after taking into account any revised terms agreed to in writing by Parent during such five (5) Business Day period, that failure to make a Company Board Recommendation Change in response to such Intervening Event would be inconsistent with its fiduciary duties under applicable Law. Following delivery of an Intervening Event Notice in the event of a material change in any Effect relating to such Intervening Event, the Company shall provide a new Intervening Event Notice to Parent, and any Company Board Recommendation Change following delivery of such new Intervening Event Notice shall again be subject to clauses (ii) through (iv) of the immediately preceding sentence, except that references to five (5) Business Days shall be deemed to be three (3) Business Days.

(e) Nothing in this Agreement shall prohibit the Company Board from taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act; provided, however, that this Section 6.3(e) shall not permit the Company Board to make a Company Board Recommendation Change except to the extent permitted by Section 6.3(c) or Section 6.3(d).

ARTICLE VII

ADDITIONAL COVENANTS

7.1 Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement, and in all cases subject to Section 7.2(a), each of Parent, Merger Sub and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and each of the other transactions contemplated by this Agreement, including using reasonable best efforts to (i) cause (A) each of the conditions to the Offer set forth in Section 2.1(a) and Annex A to be satisfied and (B) each of the conditions to the Merger set forth in Article VIII to be satisfied, in each case as promptly as practicable after the date of this Agreement; (ii) subject to Section 7.2, obtain, as promptly as practicable after the date of this Agreement, and maintain all necessary actions or non-actions and Consents and Company Regulatory Permits from Governmental Authorities and make all necessary registrations, declarations and filings with Governmental Authorities, that are necessary to consummate the Offer and the Merger; (iii) obtain all necessary or appropriate Consents under any Contracts to which the Company or any of its Subsidiaries is a party in connection with this Agreement and the consummation of the transactions contemplated hereby and (iv) reasonably cooperate with the other party or parties with respect to any of the foregoing. Notwithstanding anything to the contrary herein, neither party, prior to the Effective Time, shall be required to, and the Company shall not without the consent of Parent, pay any consent or other similar fee, “profit-sharing” or other similar payment or other consideration (including increased rent or other similar payments or agree to enter into any amendments, supplements or other modifications to (or waivers of) the existing terms of any Contract), or provide additional security (including a guaranty) or otherwise assume or incur or agree to assume or incur any Liability that is not conditioned upon the consummation of the Merger, to obtain any Consent of any Person (including any Governmental Authority) under any Contract.

7.2 Antitrust Filings.

(a) Each of Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company, on the other hand, shall file (i) with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the transactions contemplated hereby as required by the HSR Act, as soon as practicable after the date of this Agreement but in no event later than ten (10) Business Days following the date of this Agreement (unless a later date is mutually agreed between the parties) and (ii) any notification and report forms and related material relating to this Agreement and the transactions contemplated hereby as required under other applicable Antitrust Laws, as soon as practicable after the date of this Agreement. Each of Parent and the Company shall (i) cooperate and coordinate with the other in the making of such filings, (ii) supply the other with any information and documentary material that may be required in order to make such filings, (iii) supply any additional information that reasonably may be required or requested by the FTC, the DOJ or any foreign Governmental Authority responsible for the enforcement of any Foreign Antitrust Law, (iv) cooperate with each other and use their respective reasonable best efforts to contest and resist any Legal Proceeding and to have vacated, lifted, reversed or overturned any Order that may result from such Legal Proceedings, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement, and (v) use reasonable best efforts to cause the expiration or termination of the applicable waiting periods or other approval of consummation of the transactions contemplated by this Agreement under the HSR Act or any Foreign Antitrust Law as soon as practicable, including (A) proposing, negotiating, committing to and effecting the sale, divestiture, licensing or other disposition, or the holding separate, of the operations, businesses or assets of the Company or any of its Subsidiaries and (B) agreeing to such limitations on the conduct or actions of Parent and/or its Affiliates (including the Surviving Corporation and its Subsidiaries) with respect to the operations, businesses or assets of the Company (the actions referred to in clauses (A) and (B), “Remedy Actions”); provided, however, that (x) neither Parent nor any of its Affiliates shall be required to propose, negotiate, commit to or effect any Remedy Action (I) with respect to the operations, businesses or assets of the Company or any of its Subsidiaries if, in each case, any such Remedy Action would, individually or in the aggregate, reasonably be expected to (1) be material to the business, assets or financial condition of the Company and its Subsidiaries, taken as a whole, or (2) be materially detrimental to the benefits Parent and its Affiliates expect as a result of the Offer or the Merger, or (II) with respect to the operations, businesses or assets of Parent or any of its Affiliates (such effect referred to in clauses (I) and (II), a “Burdensome Condition”), and (y) in no event shall Parent, the Company or their respective Affiliates be required to proffer, consent to or agree to or effect any Remedy Action unless such Remedy Action is conditioned upon the Merger.

(b) Each of Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company, on the other hand, shall promptly inform the other of any substantive communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement in connection with any filings or investigations with, by or before any Governmental Authority relating to this Agreement or the transactions contemplated hereby, including any proceedings initiated by a private party. If any party hereto or an Affiliate thereof shall receive a request for additional information or documentary material from any Governmental Authority with respect to the transactions contemplated by this Agreement pursuant to the HSR Act or any other Antitrust Law with respect to which any such filings have been made, then such party shall use its reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by applicable Law or by the applicable Governmental Authority, the parties hereto agree to (i) give each other reasonable advance notice of all substantive meetings and conference calls with any Governmental Authority relating to the Offer or the Merger, (ii) give each other an opportunity to participate in each of such meetings and conference calls, (iii) keep the other party reasonably apprised with respect to any substantive oral communications with any Governmental Authority regarding the Offer or the Merger, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other substantive written communications explaining or defending the Offer and the Merger, articulating any regulatory or competitive argument and/or responding to requests or objections made by any Governmental Authority, (v) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all substantive written communications (including any analyses, presentations, memoranda, briefs, arguments and opinions) with a Governmental Authority regarding the Offer and the Merger, (vi) provide each other (or counsel of each party, as appropriate) with copies of all substantive written communications to or from any Governmental Authority relating to the Offer or the Merger, and (vii) cooperate and provide each other with a reasonable opportunity to participate in, and consider in good faith the views of the other regarding, all material deliberations with respect to all efforts to satisfy the conditions set forth in clauses (A), (C)(1) and (C)(2) of Annex A and Section 8.2. Any such disclosures, rights to participate or provisions of information by one party to the other may be made on a counsel-only basis to the extent required under applicable Law or to remove references concerning the valuation of the Company or confidential competitively sensitive business information of the Company or Parent or any of their Subsidiaries. Parent shall determine and control the strategy to be pursued for obtaining any clearances, approvals or consent under any applicable Antitrust Laws in connection with the Offer and the Merger, including with respect to any filings, notifications, notices, reports, submissions and communications with any Governmental Authority, in each case subject to good faith consultation with the Company.

(c) Each of Parent, Merger Sub and the Company shall cooperate with one another in good faith to (i) promptly determine whether any filings not contemplated by Section 7.2(a) are required to be made, and whether any other Consents not contemplated by Section 7.2(a) are required to be obtained, from any Governmental Authority under any other applicable Law in connection with the transactions contemplated hereby, and (ii) promptly make any filings, furnish information required in connection therewith and seek to obtain timely any such Consents that the parties determine are required to be made or obtained in connection with the transactions contemplated hereby.

(d) None of Parent, Merger Sub nor any of their controlled Affiliates shall after the date of this Agreement acquire or agree to acquire any rights, business, Person or division thereof (by way of license, merger, consolidation, share exchange, investment, other business combination, asset, stock or equity purchase, or otherwise) or enter into or agree to enter into any joint venture, collaboration, or other similar arrangement, in each case that would reasonably be expected to prevent, materially delay or materially impair Parent’s ability to obtain the timely expiration or termination of the waiting period under the HSR Act with respect to the transactions contemplated by this Agreement.

7.3 Merger. Following the Acceptance Time, each of Parent, Merger Sub and the Company shall take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after the Acceptance Time, without a meeting of the Company Stockholders, in accordance with Section 251(h) of the DGCL and upon the terms and subject to the conditions of this Agreement. In furtherance and without limiting the generality of the foregoing, neither Parent nor Merger Sub shall, and shall not permit and shall cause their respective Representatives not to, take any action that could render Section 251(h) of the DGCL in applicable to the Merger.

7.4 Public Statements and Disclosure. The parties hereto agree that the press release announcing the execution and delivery of this Agreement shall be in a form mutually agreed to by the Company and Parent and shall be issued as promptly as practicable following the execution of this Agreement. So long as this Agreement is in effect, neither the Company, on the one hand, nor Parent and Merger Sub, on the other hand, shall issue (or shall cause its Affiliates or Representatives to issue) any public release or make any public announcement concerning this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement is required by applicable Law or the rules or regulations of NASDAQ or any other applicable stock exchange to which Parent is subject, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow the other party or parties hereto a reasonable opportunity to comment on such release or announcement in advance of such issuance (it being understood that the final form and content of any such release or announcement, as well as the timing of any such release or announcement, shall be at the final discretion of the disclosing party); provided, however, that the restrictions set forth in this Section 7.4 shall not apply to any release or announcement made or proposed to be made by any party with respect to a Company Board Recommendation Change or to any “stop, look and listen” communication by the Company Board or any committee thereof to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act; provided, further, that the parties shall not be required by this Section 7.4 to provide such opportunity to comment to the other party in the event of any dispute between the parties relating to this Agreement. Notwithstanding the foregoing, (a) to the extent the content of any press release or other announcement has been approved and made in accordance with this Section 7.4, no separate approval shall be required in respect of such content to the extent replicated in whole or in part in any subsequent press release or other public announcement, and (b) each party may, without complying with the foregoing obligations, make any public statement regarding the transactions contemplated hereby in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and any documents, reports, statements forms or other filings required to be made by Parent or the Company with the SEC, in each case, to the extent that such statements substantially reiterate and are not inconsistent with previous press releases, public disclosures or public statements made jointly by the parties or approved by the parties, and otherwise in compliance with this Section 7.4.

7.5 Anti-Takeover Laws. In the event that any state anti-takeover or other similar Law is or becomes applicable to the Company, Parent or Merger Sub, the Offer, the Merger or any other transaction contemplated by this Agreement, then the Company and the Company Board shall grant such approval and take such action as necessary so that the Offer, the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement.

7.6 Access. During the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall (and shall cause its Subsidiaries to) (a) provide to Parent and its Representatives reasonable access during normal business hours, upon reasonable prior notice to the Company, to the properties, books and records and personnel of the Company and its Subsidiaries and (b) furnish reasonably promptly to Parent all information (financial or otherwise) concerning its business, properties and personnel as Parent may reasonably request, including with respect to the Company Programs, to the extent reasonably available, and keep Parent reasonably apprised as to any material developments with respect to the Company Programs; provided, however, that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (A) any applicable Law requires the Company or its Subsidiaries to restrict or otherwise prohibit access to such documents or information or (B) the Company in good faith determines access to such documents or information would reasonably be expected to result in a waiver of any attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information, or (C) such documents or information relate to the evaluation or negotiation of this Agreement and the transactions contemplated hereby or, subject to Sections 6.2 and 6.3, an Acquisition Proposal or Superior Proposal. In the event that the Company does not provide access or information in reliance on clauses (A) or (B) of the preceding sentence, it shall use its reasonable best efforts to communicate the applicable information to Parent in a way that would not violate any applicable Law or waive such a privilege. Any investigation conducted pursuant to the access contemplated by this Section 7.6 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company or its Subsidiaries. The terms and conditions of the Confidentiality Agreement shall apply to any information obtained by Parent or any of its Representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 7.6. Nothing in this Section 7.6 or elsewhere in this Agreement shall be construed to require the Company, any of its Subsidiaries or any Representatives of any of the foregoing to prepare any reports, analyses, appraisals or opinions that are not readily available.

7.7 Section 16(b) Exemption. Prior to or as of the Acceptance Time, the Company and the Company Board shall take all actions reasonably necessary to cause the dispositions of equity securities of the Company (including “derivative securities” (as defined in Rule 16a-1(c) under the Exchange Act)) in connection with the transactions contemplated by this Agreement by any director or executive officer of the Company who is a covered Person of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder to be exempt under Rule 16b-3 promulgated under the Exchange Act.

7.8 Directors’ and Officers’ Indemnification and Insurance.

(a) The Surviving Corporation and its Subsidiaries as of the Effective Time shall (and, Parent shall cause the Surviving Corporation and its Subsidiaries as of the Effective Time to) honor and fulfill in all respects the obligations of the Company and its Subsidiaries under indemnification, expense advancement and exculpation provisions in the certificate of incorporation or bylaws or comparable organizational document of the Company or any of its Subsidiaries in effect on the date of this Agreement. In addition, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its

Subsidiaries to) cause the certificates of incorporation and/or bylaws (and/or other similar organizational documents) of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses with respect to any acts or omissions occurring or alleged to have occurred at or prior to the Effective Time that are no less favorable than the indemnification, exculpation and advancement of expenses provisions contained in the certificates of incorporation and bylaws (or other similar organizational documents) of the Company and its Subsidiaries as of the date hereof, and during such six (6) year period, such provisions shall not be repealed, amended or otherwise modified in any manner adverse to the Indemnified Persons except as required by applicable Law or as provided below.

(b) Without limiting the generality of the provisions of Section 7.8(a), during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, to the fullest extent permitted by applicable Law, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) indemnify and hold harmless each Indemnified Person from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, Liabilities and amounts paid in settlement of or in connection with any threatened or actual action, suit, claim, proceeding, investigation, arbitration or inquiry, whether civil, criminal, administrative or investigative (each an “Indemnified Proceeding”), to the extent such Indemnified Proceeding arises directly or indirectly out of or pertains directly or indirectly to (i) any action or omission or alleged action or omission in such Indemnified Person’s capacity as a director, officer, employee or agent of the Company or any of its Subsidiaries or other Affiliates (including as a fiduciary with respect to any employment benefit plan) or by reason of the fact that such Indemnified Person is or was serving at the request of the Company or its Subsidiaries as such (including as a fiduciary with respect to any employee benefit plan) of another Person (in each case with respect to actions or omissions or alleged actions or omissions that occurred prior to or at the Effective Time), or (ii) any of the transactions contemplated by this Agreement. In addition, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, to the fullest extent permitted by applicable Law, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) advance, prior to the final disposition of any Indemnified Proceeding for which indemnification may be sought under this Agreement, promptly following request by an Indemnified Person therefor, all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by such Indemnified Person in connection with any such Indemnified Proceeding upon receipt of an undertaking by such Indemnified Person to repay such advances if it is ultimately decided in a final, non-appealable judgment by a court of competent jurisdiction that such Indemnified Person is not entitled to indemnification hereunder.

(c) Notwithstanding anything to the contrary set forth in this Agreement, the Surviving Corporation shall procure and purchase, as of the Effective Time, a six (6) year “tail” prepaid policy (the “D&O Tail Policy”) in respect of acts or omissions occurring at or prior to the Effective Time, covering each Indemnified Person during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, on terms with respect to such coverage and amounts no less favorable than the Company’s existing directors’ and officers’ liability insurance policy or, if insurance coverage that is no less favorable is unavailable, the best available coverage; provided, however, that if the D&O Tail Policy is not available at an aggregate cost not greater than 300% of the aggregate annual cost most recently paid by the Company prior to the date of this Agreement, then, prior to the Closing, the Company shall obtain as much comparable insurance as can be obtained at an aggregate cost up to but not exceeding the amount set forth on Section 7.8(c) of the Company Disclosure Letter. The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time.

(d) Notwithstanding anything herein to the contrary, if any Indemnified Person notifies the Surviving Corporation on or prior to the sixth (6th) anniversary of the Effective Time that a claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) has been made against such Indemnified Person, the provisions of this Section 7.8 shall continue in effect with respect to such claim, action, suit, proceeding or investigation until the final disposition thereof.

(e) In the event that Parent or the Surviving Corporation (or any of its successors or assigns) (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, Parent shall, and shall cause the Surviving Corporation to, cause proper provision to be made so that the successors and assigns of Parent and the Surviving Corporation expressly assume all of the obligations set forth in this Section 7.8.

(f) This Section 7.8 shall survive the consummation of the Merger and is intended to benefit, and shall be enforceable by, the Indemnified Persons and their respective heirs and legal representatives, and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Person without the written consent of such affected Indemnified Person. The rights provided under this Section 7.8 shall not be deemed to be exclusive of any other rights to which any Indemnified Person is entitled, whether pursuant to Law, Contract or otherwise.

7.9 Company 401(k) Plan(s); Bonus Plan.

(a) The Company shall take all actions necessary to terminate each Company Plan that is tax-qualified under Section 401(k) of the Code and contains a qualified cash or deferred feature under Section 401(k) of the Code (each, a “Company 401(k) Plan”), or cause such plan(s) to be terminated, effective as of no later than the day immediately preceding the Closing Date (the “401(k) Plan Termination Date”), and contingent upon the occurrence of the Closing, and provide that participants in the Company 401(k) Plan(s) shall become fully vested in any unvested portion of their Company 401(k) Plan accounts as of the 401(k) Plan Termination Date. Prior to the Effective Time, the Company shall provide Parent with evidence that the Company 401(k) Plan has been terminated (effective no later than immediately prior to the Closing Date and contingent on the Closing) pursuant to resolutions of the Company Board. The form and substance of such resolutions shall be subject to prior review and comment by Parent.

(b) If the Closing occurs before the date on which annual bonuses for the fiscal year ended December 31, 2020 are to be paid by the Company under any Plan that is an annual cash incentive compensation plan or arrangement (each, a “2020 Bonus Plan”), Parent shall, or shall cause the Surviving Corporation or a Subsidiary of the Surviving Corporation to, pay to each employee who continues employment with Parent, its Subsidiary or the Surviving Corporation immediately after the Closing (a “Continuing Employee”) participating in a 2020 Bonus Plan the annual bonuses under each 2020 Bonus Plan equal to the amount set forth opposite each such Continuing Employee’s name on Section 7.9(b) of the Company Disclosure Letter (the “2020 Bonuses”). Parent shall, or shall cause the Surviving Corporation or a Subsidiary of the Surviving Corporation to, pay through Parent’s, the Surviving Corporation’s or the applicable Subsidiary’s payroll to such Continuing Employees, the 2020 Bonuses, less any required withholding Taxes payable in respect thereof, as promptly as practicable following the Effective Time (and in no event later than ten (10) Business Days thereafter).

7.10 Obligations of Merger Sub. Parent shall cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement before and after the Effective Time, as applicable (including, with respect to Merger Sub, to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement).

7.11 Company Stockholder Litigation. The Company shall promptly notify Parent of any Legal Proceeding commenced after the date hereof against the Company and/or any of its directors or officers (in each case, in their capacity as such) by any Company Stockholders (on their own behalf or on behalf of the Company) relating to this Agreement or the transactions contemplated hereby, and shall keep Parent reasonably and promptly informed regarding any such Legal Proceeding. The Company shall give Parent the opportunity to (a) participate in (but not control) the defense or settlement of any such Legal Proceeding and (b) review and comment on all material filings or responses to be made by the Company in the defense of settlement of such Legal Proceeding. The Company may not enter into any settlement agreement in respect of such Legal Proceeding against the Company and/or its directors or officers relating to this Agreement or any of the other transactions contemplated hereby without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

7.12 Certain Other Matters. Notwithstanding anything to the contrary set forth herein, the Company shall not, and shall not permit any of its Subsidiaries to, between the date of this Agreement and the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article IX, (a) take the actions set forth on Section 7.12(a) of the Company Disclosure and (b) take the actions set forth on Section 7.12(b) of the Company Disclosure.

7.13 Delisting. Parent shall cause (and the Company shall reasonably cooperate with Parent to cause) the Company Shares to be de-listed from NASDAQ and de-registered under the Exchange Act as promptly as practicable following the Effective Time.

7.14 14d-10 Matters. Prior to the Expiration Time, the Company Compensation Committee shall have taken all steps as may be necessary to (a) approve as an Employment Compensation Arrangement any agreement, plan, program, arrangement or understanding entered into or established by the Company or any of its Subsidiaries with or on behalf of its officers, directors or employees, in each case, at or prior to the Expiration Time, including any amendment or modification thereto, and (b) satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d) under the Exchange Act with respect to such agreement, plan, program, arrangement or understanding.

7.15 Notice of Certain Events. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, (a) of any notice or other communication received by such party from any Person alleging that the Consent of such Person is or may be required in connection with any of the transactions contemplated hereby, if the subject matter of such communication or the failure of such party to obtain such Consent could be material to the Company, the Surviving Corporation or Parent, or (b) if it obtains Knowledge of any breach by such party of its representations, warranties and covenants hereunder that would, individually or in the aggregate, reasonably be expected to lead to the failure of any condition to the other party’s obligations to consummate the transactions contemplated hereby; provided, however, that the delivery of any notice pursuant to this Section 7.15 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any party. Notwithstanding anything to the contrary in this Agreement, the failure to deliver any such notice shall not affect any of the conditions to the Offer (or cause any such conditions to fail to be satisfied) or give rise to any right of Parent to terminate under Article IX. The Company will also notify and keep Parent reasonably apprised of communications it receives from, or discussions it has with, any Company Stockholder, if such communications or discussions are likely to be material to the occurrence of the Acceptance Time.

ARTICLE VIII

CONDITIONS TO THE MERGER

The respective obligations of Parent, Merger Sub and the Company to consummate the Merger shall be subject to the satisfaction or waiver (to the extent permitted by applicable Law) at or prior to the Effective Time of each of the following conditions:

8.1 Purchase of Company Shares. Merger Sub (or Parent on Merger Sub’s behalf) shall have irrevocably accepted for payment all of the Company Shares validly tendered and not withdrawn pursuant to the Offer.

8.2 No Legal Prohibition. No Governmental Authority of competent jurisdiction shall have (a) enacted, issued or promulgated any Law that is in effect as of immediately prior to the Effective Time and has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger or (b) issued or granted any Order that is in effect as of immediately prior to the Effective Time and has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

9.1 Termination Prior to the Acceptance Time. This Agreement may be terminated and the Offer, the Merger and the other transactions contemplated hereby may be abandoned at any time prior to the Acceptance Time (it being agreed that the party hereto terminating this Agreement pursuant to this Section 9.1 shall give prompt written notice of such termination to the other party or parties hereto and that any termination by Parent also shall be an effective termination by Merger Sub):

(a) by mutual written agreement of Parent and the Company;

(b) by either Parent or the Company:

(i) if (A) the Acceptance Time shall not have occurred on or before April 19, 2021 (the “Termination Date”); provided, however, that if, as of the original Termination Date, any of the conditions set forth in clauses (A), (C)(1) (solely in respect of any Antitrust Law) or (C)(2) of Annex A shall not have been satisfied, then the Termination Date shall be automatically extended to July 19, 2021 (and all references to the Termination Date herein and in Annex A shall be as so extended), or (B) the Offer shall have expired and not have been extended in accordance with Section 2.1(d)(ii) without acceptance for payment of the Company Shares tendered in the Offer; provided, however, that the right to terminate this Agreement pursuant to either clause (A) or (B) of this Section 9.1(b)(i) shall not be available to any party hereto (which shall include, in the case of Parent, Parent and Merger Sub) whose material breach of this Agreement has been a principal cause of or resulted in the failure of the Acceptance Time to occur on or before the date of such termination; or

(ii) if there exists any Law or Order having the effect set forth in clause (C)(1) of Annex A (which, in each case, has become final and non-appealable); provided, that the right to terminate this Agreement pursuant to this Section 9.1(b)(ii) shall not be available to any party hereto (which shall include, in the case of Parent, Parent and Merger Sub) whose material breach of this Agreement has been a principal cause of or resulted in the existence of such Law or Order;

(c) by the Company, in the event that:

(i) (A) Parent and/or Merger Sub shall have breached or otherwise failed to perform any of their respective covenants or other agreements contained in this Agreement or any of the representations and warranties of Parent and Merger Sub set forth in this Agreement shall have been inaccurate when made or shall have become inaccurate, which breach, failure to perform or inaccuracy would have a Parent Material Adverse Effect, and (B) such breach, failure to perform or inaccuracy of Parent and/or Merger Sub is not capable of being cured by the Termination Date or, if capable of being cured in such time frame, is not cured within thirty (30) Business Days following the Company’s delivery of written notice to Parent of such breach or failure to perform; provided, that, the Company may not terminate this Agreement pursuant to this Section 9.1(c)(i) if it is then in material breach of any covenant or other agreement contained in this Agreement or if at the time of such termination, any representation or warranty of the Company shall have become inaccurate such that the conditions set forth in clause (C)(3) or (C)(4) of Annex A would not be satisfied as of such time; or

(ii) (A) the Company Board shall have determined that an Acquisition Proposal that did not result from a material breach of Section 6.2(a) constitutes a Superior Proposal, (B) the Company has complied in all material respects with the terms of Section 6.2 and Section 6.3 with respect thereto, (C) concurrently with and as a condition to such termination, the Company Board pays Parent the Termination Fee payable to Parent pursuant to Section 9.3(b)(ii) and (D) substantially concurrently with such termination, the Company enters into a definitive agreement in respect of such Superior Proposal; or

(d) by Parent in the event that:

(i) (A) the Company shall have breached or otherwise failed to perform any of its covenants or other agreements contained in this Agreement or any of the representations and warranties of the Company set forth in this Agreement shall have been inaccurate when made or shall have become inaccurate, which breach, failure to perform or inaccuracy would give rise to the failure of the condition set forth in clause (C)(3) or (C)(4) of Annex A to be satisfied if such breach, failure to perform or inaccuracy were continuing as of immediately prior to the Expiration Time and (B) such breach, failure to perform or inaccuracy of the Company is not capable of being cured by the Termination Date or, if capable of being cured in such time frame, is not cured within thirty (30) Business Days following Parent’s delivery of written notice to the Company of such breach or failure to perform; provided, that, Parent may not terminate this Agreement pursuant to this Section 9.1(d)(i) if it is then in material breach of any covenant or other agreement contained in this Agreement or if at the time of such termination, any representation or warranty of Parent shall have become inaccurate, which inaccuracy has or would have a Parent Material Adverse Effect;

(ii) the Company Board or any committee thereof shall have effected a Company Board Recommendation Change, whether or not in compliance with Section 6.2 or 6.3; or

(iii) the Company shall have materially breached Section 6.2(a).

9.2 Notice of Termination; Effect of Termination. Any proper and valid termination of this Agreement pursuant to Section 9.1 shall be effective immediately upon the delivery of written notice by the terminating party to the other party or parties hereto, as applicable, specifying the provision or provisions pursuant to which such termination is being effected and the basis therefor described in reasonable detail. In the event of the proper and valid termination of this Agreement pursuant to Section 9.1, this Agreement shall become void and be of no further force or effect and there shall be no liability of any party or parties hereto (or any Subsidiary, director, officer, employee, Affiliate, agent or other representative of such party or parties) to the other party or parties hereto, as applicable, except (a) for the terms of this Section 9.2, Section 9.3 and Article X and the terms of the Confidentiality Agreement, each of which shall survive the termination of this Agreement, and (b) that nothing herein shall relieve any party or parties hereto, as applicable, from any liability or damage resulting from Fraud or Willful Breach of this Agreement that occurs prior to such termination.

9.3 Fees and Expenses.

(a) General. Except as set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party or parties, as applicable, incurring such expenses whether or not the Offer and the Merger are consummated.

(b) Termination Fee. The Company shall pay to Parent $23,040,000 (the “Termination Fee”), by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, in the event that:

(i) (A) this Agreement is terminated by Parent or the Company pursuant to Section 9.1(b)(i)(A) or Section 9.1(b)(i)(B) (provided, that with respect to such termination by the Company, the right to terminate this Agreement pursuant to Section 9.1(b)(i) is then available to Parent) or by Parent pursuant to Section 9.1(d)(i); (B) following the execution and delivery of this Agreement and prior to such termination of this Agreement, an Acquisition Proposal shall have been publicly announced or shall have become publicly disclosed or publicly known; and (C) within twelve (12) months following such termination of this Agreement, (x) the Company or a Subsidiary of the Company enters into a definitive agreement with any third party with respect to an Acquisition Transaction or (y) an Acquisition Transaction is consummated; in which case the Termination Fee shall be payable within two (2) Business Days after the earlier of the events in clause (C)(x) or (y);

(ii) this Agreement is terminated by the Company pursuant to Section 9.1(c)(ii), in which case the Termination Fee shall be payable concurrently with and as a condition to the effectiveness of such termination; or

(iii) this Agreement is terminated by Parent pursuant to Section 9.1(d)(ii) or Section 9.1(d)(iii), in which case the Termination Fee shall be payable within two (2) Business Days after such termination.

For purposes of the references to an “Acquisition Proposal” or an “Acquisition Transaction” in Section 9.3(b)(i), all references to “twenty percent (20%)” in the definition of “Acquisition Transaction” shall be deemed to be references to “fifty percent (50%).”

(c) Single Payment Only. The parties hereto acknowledge and hereby agree that in no event shall the Company be required to pay the Termination Fee on more than one occasion, whether or not the Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

(d) Transfer Taxes. Except as expressly provided in Section 3.8(d), all transfer, documentary, sales, use, stamp, registration, value-added and other similar Taxes and fees incurred in connection with the transactions contemplated by this Agreement shall be paid by Parent and Merger Sub when due.

(e) Termination Fee as Sole and Exclusive Remedy. The parties acknowledge that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the parties would not enter into this Agreement. Accordingly, if the Company fails to pay in a timely manner any amount due pursuant to Section 9.3(b), then the Company shall pay to Parent interest on the amount payable pursuant to Section 9.3(b) from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made. The payment by the Company of the Termination Fee pursuant to Section 9.3(b), and, if applicable, any payments under this Section 9.3(e), shall be the sole and exclusive remedy of Parent and Merger Sub in the event of termination of this Agreement for any and all losses or damages suffered or incurred by Parent, Merger Sub or any of their respective Affiliates or Representatives in connection with this Agreement and the transactions contemplated hereby (and the termination thereof or any matter forming the basis for such termination), including the Offer and the Merger; provided, however, that nothing in this Section 9.3(e) shall limit the rights or remedies of Parent, Merger Sub or any of their respective Affiliates under Section 10.8(b) or in the case of Fraud or Willful Breach.

9.4 Amendment. To the extent permitted by applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the parties hereto at any time prior to the Effective Time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company; provided, that following the Acceptance Time, this Agreement may not be amended in any manner that causes the Merger Consideration to differ from the Offer Price.

9.5 Extension; Waiver. At any time and from time to time prior to the Effective Time, any party or parties hereto (it being agreed that any extension or waiver by Parent also shall be an effective extension or waiver by Merger Sub) may, to the extent permitted by applicable Law and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, as applicable, (b) waive any breach of the representations and warranties made to such party or parties hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements, covenants or conditions for the benefit of such party or parties hereto contained herein. Any agreement on the part of a party or parties hereto to any such extension or waiver (it being agreed that any agreement to an extension or waiver by Parent also shall be an effective extension or waiver by Merger Sub) shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Law.

ARTICLE X

GENERAL PROVISIONS

10.1 Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time or are to be performed (in whole or in part) following the Effective Time shall survive the Effective Time in accordance with their respective terms.

10.2 Notices. All notices and other communications to any party required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered, if delivered in person, (b) on the next Business Day if transmitted by national overnight courier (with confirmation of delivery) or (c) if sent by email, on the date of dispatch by the sender thereof (provided, that no “bounce back” or similar message indicating non-delivery is received with respect thereto), in each case, as follows:

If to Parent or Merger Sub (or, following the Effective Time, the Surviving Corporation), to:

Endo International plc.

1400 Atwater Drive

Malvern, PA 19355

Attention: Matthew J. Maletta

Email:      maletta.matthew@endo.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, NY 10001

Attention: Brandon Van Dyke

Email:      brandon.vandyke@skadden.com

If to the Company, to:

BioSpecifics Technologies Corp.

2 Righter Parkway

Delaware Corporate Center II

Wilmington, DE

Attention: Joseph Truitt

Email:      jtruitt@biospecifics.com

with a copy (which shall not constitute notice) to:

Morgan, Lewis & Bockius LLP

One Federal Street

Boston, MA 02110

Attention: Carl A. Valenstein

Email:      carl.valenstein@morganlewis.com

10.3 Assignment. No party may assign (by operation of Law or otherwise) either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties, except that Parent and Merger Sub may assign all or any of their rights and obligations under this Agreement to any Affiliate of Parent; provided that no such assignment shall relieve the assigning party of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any purported assignment in violation of this Agreement will be void ab initio.

10.4 Confidentiality. Parent, Merger Sub and the Company hereby acknowledge that Parent and the Company have previously executed a Confidentiality Agreement, dated as of September 22, 2020 (as amended, the “Confidentiality Agreement”), which will continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto; provided that the Company hereby waives the obligations of Parent and its Affiliates under any explicit or implicit “standstill” provisions therein with respect to any actions taken in furtherance of or to facilitate the transactions contemplated by this Agreement.

10.5 Entire Agreement. This Agreement (including any schedules, annexes and exhibits hereto) and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Letter and the Annexes hereto, and the Confidentiality Agreement, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

10.6 Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement, except (a) as set forth in or contemplated by the terms and provisions of Section 7.8 (with respect to which the Indemnified Persons shall be third party beneficiaries), (b) the right of the Company, on behalf of the Company Stockholders to pursue damages in accordance with the terms of this Agreement in the event of Parent’s, or Merger Sub’s breach of this Agreement (provided, that this clause (b) is not intended, and under no circumstances shall be deemed to create any right of the Company Stockholders or the holders of Company Options or Company RSU Awards to bring an action against Parent or Merger Sub pursuant to this Agreement or otherwise), (c) from and after the Acceptance Time, the rights of the Company Stockholders pursuant to the Offer to receive the Offer Price, as provided in Article II and in accordance with the Offer, and (d) from and after the Effective Time, the rights of Company Stockholders and the holders of other Company Securities to receive the Merger Consideration, Option Consideration or RSU Consideration, as applicable, as provided in Article III.

10.7 Severability. In the event that any term or other provision (or part thereof) of this Agreement, or the application thereof, is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions (or parts thereof) of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision (or part thereof) is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law and in a mutually acceptable manner in order for the transactions contemplated hereby to be effected as originally contemplated to the fullest extent possible.

10.8 Remedies.

(a) Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

(b) The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that no adequate remedy at Law would exist and damages would be difficult to determine. Accordingly, the parties hereto acknowledge and agree that in the event of any breach by the Company, on the one hand, or Parent and/or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall be entitled (without proof of actual damages or otherwise or posting or securing any bond) to an injunction or injunctions to prevent or restrain breaches of this Agreement by the other (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement, this being in addition to any other remedy to which such party is entitled to at law or in equity. The Company, on the one hand, and Parent and Merger Sub, on the other hand, agree not to oppose the availability of the equitable remedy of specific performance on the basis that the other party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity.

10.9 Governing Law. This Agreement, including any claims or causes of action (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance thereof or the transactions contemplated hereby, shall be governed by and construed and enforced in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

10.10 Consent to Jurisdiction. Each of the parties hereto (a) irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with Section 10.2 or in such other manner as may be permitted by applicable Law, and nothing in this Section 10.10 shall affect the right of any party to serve legal process in any other manner permitted by applicable Law; (b) irrevocably and unconditionally consents and submits itself and its properties and assets in any action or proceeding to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter, any federal or other state court sitting in New Castle County within the State of Delaware) in the event any dispute or controversy arises out of this Agreement or the transactions contemplated hereby, or for recognition and enforcement of any judgment in respect thereof; (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (d) agrees that any actions or proceedings arising in connection with this Agreement or the transactions contemplated hereby shall be brought, tried and determined only in the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter, any federal or other state court sitting in New Castle County within the State of Delaware); (e) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (f) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts. Each of Parent, Merger Sub and the Company agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

10.11 WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

10.12 Disclosure Letter References. The parties hereto agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding section or subsection of this Agreement, and (b) any other representations and warranties (or covenants, as applicable) of the Company that are set forth in this Agreement, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure.

10.13 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other electronic transmission, including by e-mail attachment, shall be effective as delivery of a manually executed counterpart of this Agreement.

(Remainder of Page Intentionally Left Blank)

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.

BIOSPECIFICS TECHNOLOGIES CORP.

By:	/s/ Joseph Truitt
Name:	Joseph Truitt
Title:	Chief Executive Officer

ENDO INTERNATIONAL PLC.

By:	/s/ Blaise A. Coleman
Name:	Blaise A. Coleman
Title:	President and Chief Executive Officer

BETA ACQUISITION CORP.

By:	/s/ Blaise A. Coleman
Name:	Blaise A. Coleman
Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

ANNEX A

CONDITIONS TO THE OFFER

Notwithstanding any other provision of the Offer, but subject to compliance with the terms and conditions of that certain Agreement and Plan of Merger, dated as of October 19, 2020 (the “Agreement”), by and among Endo International plc, a public limited company incorporated in Ireland (“Parent”), Beta Acquisition Corp., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”), and BioSpecifics Technologies Corp., a Delaware corporation (the “Company”) (capitalized terms that are used but not otherwise defined in this Annex A shall have the respective meanings ascribed thereto in the Agreement), and in addition to (and not in limitation of) the obligations of Merger Sub to extend the Offer pursuant to the terms and conditions of the Agreement, Merger Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) promulgated under the Exchange Act (relating to the obligation of Merger Sub to pay for or return tendered Company Shares promptly after termination or withdrawal of the Offer)), pay for any Company Shares that are validly tendered pursuant to the Offer and not validly withdrawn prior to the Expiration Time, and may extend, terminate or amend the Offer, in each case, only to the extent provided by the Agreement, in the event that, as of immediately prior to the Expiration Time (A) (i) any waiting period (and extensions thereof) applicable to the transactions contemplated by the Agreement under the HSR Act shall not have expired or been terminated or (ii) any other approval or waiting period under any other applicable Antitrust Law of any Governmental Authority of competent and applicable jurisdiction in Ireland shall not have been obtained or shall not have expired or been terminated, in each case (clauses (i) and (ii)), without the imposition of a Burdensome Condition; (B) the Minimum Condition shall not have been satisfied; or (C) any of the following shall have occurred and continue to exist:

(1) any Governmental Authority of competent and applicable jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect as of immediately prior to the Expiration Time and has the effect of making the Offer, the acquisition of Company Shares by Parent or Merger Sub, or the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Offer, the acquisition of Company Shares by Parent or Merger Sub, or the Merger, or (ii) issued or granted any Order, that is in effect as of immediately prior to the Expiration Time and has the effect of making the Offer, the acquisition of Company Shares by Parent or Merger Sub, or the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Offer, the acquisition of Company Shares by Parent or Merger Sub or the Merger;

(2) there shall be any pending Legal Proceeding under any Antitrust Law brought by any applicable Governmental Authority that (i) challenges or seeks to make illegal, prohibit or otherwise prevent the consummation of the Offer, the acquisition of Company Shares by Parent or Merger Sub or the Merger or (ii) seeks to impose any Burdensome Condition thereon;

(3) (i) the representations and warranties of the Company contained in Section 4.9(a) shall not be true and correct in all respects as of the date of the Agreement and at

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and as of immediately prior to the Expiration Time as though made as of such time; (ii) the representations and warranties of the Company contained in Section 4.2(a), clauses (i) and (ii) of the first sentence of Section 4.2(b), and Section 4.2(d) shall not be true and correct in all respects as of immediately prior to the Expiration Time as though made as of such time (except for representations and warranties that relate to a specific date or time, which need only be true and correct in all respects as of such date or time), except for any de minimis inaccuracies; (iii) the representations and warranties of the Company contained in the first and third sentences of Section 4.1(a), Section 4.2 (other than Section 4.2(a), clauses (i) and (ii) of the first sentence of Section 4.2(b), and Section 4.2(d)), Section 4.3, Section 4.4, Section 4.5, Section 4.11 and Section 4.26 (without giving effect to any qualification as to “materiality” or “Company Material Adverse Effect” qualifiers set forth therein) shall not be true and correct in all material respects as of the date of the Agreement and at and as of immediately prior to the Expiration Time as though made as of such time (except for representations and warranties that relate to a specific date or time, which need only be true and correct in all material respects as of such date or time), and (iv) any other representation and warranty of the Company contained in Article IV of the Agreement (without giving effect to any qualification as to “materiality” or “Company Material Adverse Effect” qualifiers set forth therein) shall not be true and correct in all respects as of the date of the Agreement and at and as of immediately prior to the Expiration Time as though made as of such time (except for representations and warranties that relate to a specific date or time, which need only be true and correct as of such date or time), except where the failure to be so true and correct would not have a Company Material Adverse Effect;

(4) the Company shall have breached or failed to perform (i) in any material respect any agreement or covenant (other than Section 7.12(a)) to be performed, or complied with, by it under the Agreement at or prior to the Expiration Time (unless such breach or failure shall have been cured prior to the Expiration Time) or (ii) in any respect the covenant set forth in Section 7.12(a);

(5) a Company Material Adverse Effect shall have arisen or occurred following the execution and delivery of the Agreement of which the existence or consequences are still continuing immediately prior to the Expiration Time;

(6) the Company shall not have delivered to Parent a certificate, signed on behalf of the Company by its chief executive officer, certifying that the conditions set forth in clauses (3), (4) and (5) of this Annex A shall not have occurred and be continuing as of immediately prior to the Expiration Time; or

(7) the Agreement shall have been terminated in accordance with its terms (the “Termination Condition”).

The foregoing conditions are for the sole benefit of Parent and Merger Sub, may be asserted by Parent or Merger Sub and may be waived by Parent or Merger Sub in whole or in part at any time and from time to time in the sole discretion of Parent or Merger Sub, subject in each case to the terms of the Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and, each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

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ANNEX B

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ANNEX B

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

BIOSPECIFICS TECHNOLOGIES CORP.

FIRST: The name of the Corporation is BioSpecifics Technologies Corp. (the “Corporation”).

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, 19801. The name of its registered agent at that address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (the “DGCL”).

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is one hundred (100) shares of Common Stock, each having a par value of one cent ($0.01).

FIFTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

(1) The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

(2) The directors shall have concurrent power with the stockholders to make, alter, amend, change, add to or repeal the By-Laws of the Corporation.

(3) The number of directors of the Corporation shall be as from time to time fixed by, or in the manner provided in, the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws so provide.

(4) No director shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Article FIFTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

(5) In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL, this Certificate of Incorporation, and any By-Laws adopted by the stockholders; provided, however, that no By-Laws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such By-Laws had not been adopted.

SIXTH: Meetings of stockholders may be held within or without the State of Delaware, as the By-Laws may provide. The books of the Corporation may be kept (subject to any provision contained in the DGCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation.

SEVENTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

Exhibit 10.1

SUPPORT AGREEMENT

This SUPPORT AGREEMENT, dated as of October 19, 2020 (this “Agreement”), is made and entered into by and among Endo International plc, a public limited company incorporated in Ireland (“Parent”), Beta Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Marital Trust U/W/O Edwin H. Wegman dated 8-10-06 (the “Stockholder” and, together with Parent and Merger Sub, the “Parties”).

RECITALS

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, Merger Sub and BioSpecifics Technologies Corp., a Delaware corporation (the “Company”), are entering into an Agreement and Plan of Merger, dated as of the date hereof (as amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), which provides, among other things, for (i) Merger Sub to commence the Offer and (ii) following the consummation of the Offer, the merger of Merger Sub with and into the Company, with the Company surviving the merger as a wholly-owned Subsidiary of Parent, in each case, upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, as of the date hereof, the Stockholder Beneficially Owns 935,073 shares of common stock, par value $0.001 per share, of the Company (the “Existing Common Shares”); and

WHEREAS, as a material condition and inducement to Parent and Merger Sub’s willingness to enter into the Merger Agreement, the Stockholder, on the Stockholder’s own account with respect to the Covered Company Shares (as defined herein), has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the sufficiency of which is hereby acknowledged, intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATIONS

Section 1.1    Defined Terms. As used in this Agreement, the following terms have the following meanings:

“Beneficially Own” means, with regard to any securities, having “beneficial ownership” of such securities for purposes of Rule 13d-3 or 13d-5 under the Exchange Act. Similar terms such as “Beneficial Ownership” and “Beneficial Owner” have the corresponding meanings.

“Covered Company Shares” means (a) the Existing Common Shares and (b) any Company securities of which the Stockholder acquires Beneficial Ownership after the date hereof.

“Transfer” means any sale, assignment, transfer, conveyance, gift, pledge, distribution, hypothecation or other encumbrance or any other disposition, whether voluntary, involuntary or by operation of law, whether effected directly or indirectly, or the entry into any contract or understanding with respect to any sale, assignment, transfer, conveyance, gift, pledge, distribution, hypothecation or other encumbrance or any other disposition, whether voluntary, involuntary or by operation of law, whether effected directly or indirectly, including, with respect to any capital stock or interests in capital stock, the entry into any swap or any contract, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of such capital stock or interest in capital stock, whether any such swap, contract, transaction or series of transactions is to be settled by delivery of Company securities, in cash or otherwise.

Section 1.2    Interpretations.

(a)    Each capitalized term used but not defined in this Agreement has the meaning given to it in the Merger Agreement.

(b)    Where a reference in this Agreement is made to a Section or Exhibit such reference will be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes,” or “including” are used in this Agreement they will be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any contract, instrument, or statute defined or referred to herein or in any contract or instrument that is referred to herein means such contract, instrument, or statute as from time to time amended, modified, or supplemented, including, in the case of contracts or instruments, by waiver or consent and, in the case of statutes, by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and permitted assigns. Where this Agreement states that a party “shall,” “will” or “must” perform in some manner it means that the party is legally obligated to do so under this Agreement.

ARTICLE II

TENDER AGREEMENT

Section 2.1    Agreement to Tender.

(a)    The Stockholder hereby agrees (i) to promptly (and, in any event, not later than ten (10) Business Days after commencement (within the meaning of Rule 14d-2 under the Exchange Act) of the Offer) validly tender or cause to be validly tendered in the Offer any and all of the Stockholder’s Covered Company Shares and (ii) if the Stockholder acquires any additional Covered Company Shares after the tenth (10th) Business Day following the commencement of the Offer, to validly tender or cause to be validly tendered into the Offer all such additional Covered Company Shares within five (5) Business Days of the acquisition of such additional Covered Company Shares, in each case, pursuant to and in accordance with the terms of the Offer and free and clear of all Liens.

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(b)    The Stockholder further agrees that, once any of the Stockholder’s Covered Company Shares are tendered, the Stockholder will not withdraw, and not cause to be withdrawn, such Covered Company Shares from the Offer, unless and until this Agreement shall have been validly terminated in accordance with Section 6.1. In the event this Agreement has been validly terminated in accordance with Section 6.1, Merger Sub shall, and Parent shall cause Merger Sub to, promptly return to the Stockholder all Covered Company Shares the Stockholder tendered in the Offer. At all times commencing with the date hereof and continuing until the valid termination of this Agreement in accordance with Section 6.1, the Stockholder shall not tender any of the Stockholder’s Covered Company Shares into any tender or exchange offer commenced by any Person other than Parent, Merger Sub or any other Subsidiary of Parent.

(c)    The Stockholder acknowledges and agrees that Merger Sub’s obligation to accept for payment the Covered Company Shares tendered into the Offer is subject to the terms and conditions of the Merger Agreement.

Section 2.2    Agreement to Vote. Subject to the terms of this Agreement, the Stockholder hereby irrevocably and unconditionally agrees that, until the termination of this Agreement in accordance with Section 6.1, at any annual or special meeting of the Company Stockholders, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the stockholders of the Company, the Stockholder shall, in each case to the fullest extent that the Stockholder’s Covered Company Shares are entitled to vote thereon, (a) appear at each such meeting or otherwise cause all such Covered Company Shares to be counted as present thereat for purposes of determining a quorum and (b) be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all of its Covered Company Shares (i) for the adoption of the Merger Agreement, in the event any vote or consent of the stockholders of the Company is required to adopt the Merger Agreement, approve the Merger or otherwise approve any of the transactions contemplated thereby, (ii) against any action or agreement that is intended or would reasonably be expected to result in the failure of any of the conditions set forth in Annex A of the Merger Agreement to be satisfied, (iii) against any Acquisition Proposal, (iv) against any other action, agreement or transaction involving the Company that is intended, or would reasonably be expected, to impede, interfere with or prevent the consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement and (v) against any commitment or agreement to take any action inconsistent with any of the preceding clauses (i) through (iv).

Section 2.3    Irrevocable Proxy. For so long as this Agreement has not been validly terminated in accordance with Section 6.1, the Stockholder hereby irrevocably appoints Parent as its attorney-in-fact and proxy with full power of substitution and re-substitution, to the full extent of the Stockholder’s voting rights with respect to all Covered Company Shares (which proxy is irrevocable and which appointment is coupled with an interest, including for purposes of Section 212 of the DGCL) to vote (or issue instructions to the record holder to vote), and to execute (or issue instructions to the record holder to execute) written consents with respect to, all Covered Company Shares in accordance with the provisions of Section 2.2. This proxy is coupled with an

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interest, was given to secure the obligations of the Stockholder under Section 2.2, was given in consideration of and as an additional inducement of Parent and Merger Sub to enter into the Merger Agreement and shall be irrevocable, and the Stockholder agrees to execute any further agreement or form reasonably necessary or appropriate to confirm and effectuate the grant of the proxy contained herein and hereby revokes any proxy previously granted by the Stockholder with respect to the Covered Company Shares. Such proxy shall not be terminated by operation of any Law or upon the occurrence of any other event other than upon the valid termination of this Agreement in accordance with its terms, at which time such proxy shall automatically terminate. Parent may terminate this proxy with respect to the Stockholder at any time at its sole election by written notice provided to the Stockholder.

Section 2.4    Other Voting Rights. Notwithstanding anything to the contrary herein, the Stockholder shall remain free to vote or exercise its right to consent with respect to the Covered Company Shares on any matter not covered by Section 2.2 in any manner the Stockholder deems appropriate; provided that such vote or consent would not reasonably be expected to impede, interfere with or prevent the consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement.

ARTICLE III

OTHER COVENANTS

Section 3.1    Support. The Stockholder shall use its reasonable best efforts to provide complete and accurate information to, and as reasonably requested by, Parent, Merger Sub, the Company or any Governmental Authority or other Person in connection with the making of any filings to or with, or obtaining any consent of, any Governmental Authority with respect to the Merger Agreement, the Offer or the Merger.

Section 3.2    Litigation. The Stockholder agrees not to, and to cause each of its affiliates not to, commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any action, suit, claim, charge, litigation, arbitration or proceeding against Parent, the Company or any of their respective directors or officers related to the Offer, the Merger Agreement or the Merger, including any such suit, claim, charge, litigation, arbitration or proceeding (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement or (b) alleging a breach of any fiduciary duty of any Person in connection with the evaluation, negotiation or entry into the Merger Agreement; provided that the foregoing shall not limit any and all actions taken by Stockholder in response to any claims commenced against the Stockholder.

Section 3.3    Stock Dividends, Distributions, Etc. In the event of a stock split, reverse stock split, stock dividend or distribution, or any change in the Shares by reason of any recapitalization, combination, reclassification, exchange of shares or similar transaction, the terms “Existing Common Shares” and “Covered Company Shares” shall be deemed to refer to and include all such stock dividends and distributions and any Company securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

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Section 3.4    Lock-Up. The Stockholder hereby covenants and agrees that between the date hereof and the termination of this Agreement in accordance with its terms, the Stockholder will not (a) Transfer any Covered Company Shares or (b) take any action that would make any of its representations or warranties contained herein untrue or incorrect or have the effect of preventing or materially impeding the Stockholder from performing its obligations under this Agreement. Notwithstanding the foregoing, the Stockholder may Transfer any or all of its Covered Company Shares to any Subsidiary or Affiliate of the Stockholder; provided, however, that in any such case, prior to and as a condition to the effectiveness of such Transfer, each Person to which any of such Covered Company Shares or any interest in any of such Covered Company Shares is Transferred shall have executed and delivered to Parent and Merger Sub a counterpart to this Agreement pursuant to which such Person shall be bound by all of the terms and provisions of this Agreement.

Section 3.5    Notices of Certain Events. The Stockholder shall notify Parent of any development occurring after the date hereof that causes, or that would reasonably be expected to cause, any breach of any of the representations and warranties set forth in Article IV.

Section 3.6    No Solicitation. From and after the date of this Agreement, except as otherwise permitted pursuant to the Merger Agreement, the Stockholder agrees that it and its Affiliates (for purposes of this Agreement, the Company shall not be deemed to be an Affiliate of the Stockholder) shall not, and shall cause its or their Representatives not to, directly or indirectly engage in any conduct prohibited by Section 6.2 of the Merger Agreement as if the Stockholder were the Company. For the avoidance of doubt, solely to the extent the Company is permitted to take the actions set forth in Section 6.2(c) of the Merger Agreement with respect to the Acquisition Proposal, the Stockholder may participate in such conduct with the Company and the Person making such Acquisition Proposal; provided that (i) the Stockholder has not breached this Section 3.6 and (ii) such action by the Stockholder would be permitted to be taken by the Company pursuant to Section 6.2(c) of the Merger Agreement.

Section 3.7    Appraisal Rights. The Stockholder forever waives and agrees not to exercise any rights of appraisal or any dissenters’ rights that the Stockholder may have (whether under applicable Law or otherwise) or could potentially have or acquire in connection with the Merger.

Section 3.8    Disclosure. The Stockholder hereby authorizes Parent and Merger Sub to publish and disclose in any announcement or disclosure required by the SEC or the rules of any national securities exchange and, to the extent required by applicable Law, in the Schedule TO (including all documents and schedules filed with the SEC in connection therewith) and any other required filings under the Securities Act or the Exchange Act or otherwise required by Law, its identity and ownership of the Covered Company Shares and the nature of its commitments, arrangements and understandings under this Agreement.

Section 3.9    Public Statements. Except as required by applicable law or the rules or regulations of any applicable United States securities exchange or regulatory or governmental body to which such party is subject, the Stockholder shall not, and the Stockholder shall not authorize or permit any affiliate, director, officer, trustee, employee or partner to, directly or indirectly, make any press release, public announcement or other public communication in respect of this Agreement or the Merger Agreement or any of the transactions contemplated hereby or thereby without the prior written consent of each of the other Parties.

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ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER

The Stockholder represents and warrants to Parent and Merger Sub as follows:

Section 4.1    Organization; Authority Relative to this Agreement; No Violation.

(a)    The Stockholder is duly organized, validly existing and in good standing (where the concept is recognized) under the Laws of the state of its formation or organization. The Stockholder has all requisite entity power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the governing body of the Stockholder and no other entity proceedings on the part of the Stockholder are necessary to authorize the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Stockholder and, assuming this Agreement constitutes the legal, valid and binding agreement of Parent and Merger Sub, constitutes the legal, valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Authority before which any Legal Proceeding seeking enforcement may be brought.

(b)    No authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Authority is necessary, under applicable Law, for the consummation by the Stockholder of the transactions contemplated by this Agreement, except in each case, the failure of which to receive or obtain would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Stockholder’s ability to perform and comply with its covenants and agreements under this Agreement. No consent of any beneficiary of the Stockholder is necessary for the execution and delivery of this Agreement or to the consummation of the transactions contemplated hereby.

(c)    The execution and delivery by the Stockholder of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, (i) (A) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, acceleration or put right of any material obligation or to the loss of a material benefit under any contract or agreement to which the Stockholder is a party or (B) result in the creation of any Liens upon any of the properties or assets of the Stockholder, (ii) conflict with or result in any violation of any provision of the organizational documents, in each case as amended or restated, of the Stockholder or (iii) conflict with or violate any applicable Law, other than, in the case of clauses (i) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Stockholder’s ability to perform and comply with its covenants and agreements under this Agreement.

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Section 4.2    Ownership of Shares. The Stockholder Beneficially Owns the Existing Common Shares and has good and marketable title to all such Existing Common Shares free and clear of any Liens, and free of any other limitation or restriction (including any limitation or restriction on the right to vote, sell, transfer or otherwise dispose of the Existing Common Shares) other than (a) this Agreement and (b) any limitations or restrictions imposed under applicable securities Laws. The Existing Common Shares constitute all of the Company Shares Beneficially Owned by the Stockholder. Together, the Existing Common Shares constitute all of the Covered Company Shares, Beneficially Owned by the Stockholder.

Section 4.3    Power. The Stockholder has full voting power with respect to all of the Stockholder’s Covered Company Shares, and full power of disposition, full power to issue instructions with respect to the matters set forth herein, full power to demand appraisal rights (to the extent such rights are available) and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all the Stockholder’s Covered Company Shares. None of the Stockholder’s Covered Company Shares are subject to any stockholders’ agreement, proxy, voting trust or other contract with respect to the voting of such Covered Company Shares, except pursuant to this Agreement.

Section 4.4    Investigation; Litigation. To the actual knowledge of the Stockholder, (a) there is no investigation or review pending or threatened by any Governmental Authority, (b) there are no actions, suits, claims, charges, litigation, arbitrations or proceedings pending or threatened by or before any Governmental Authority against the Stockholder or any of its properties or assets and (c) there are no laws, executive orders, rulings, injunctions or other orders of any Governmental Authority outstanding binding on the Stockholder or any of its respective properties or assets, in each case, that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Stockholder’s ability to perform and comply with its covenants and agreements under this Agreement.

Section 4.5    Merger Agreement. The Stockholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon, and Parent and Merger Sub would not enter into the Merger Agreement without, the Stockholder’s execution, delivery and performance of this Agreement.

Section 4.6    No Brokers or Advisors. No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Stockholder.

Section 4.7    The Stockholder Has Adequate Information. The Stockholder is a sophisticated seller with respect to the Covered Company Shares and has adequate information concerning the business and financial condition of the Company to make an informed decision regarding tendering the Covered Company Shares in the Offer and has independently and without reliance upon the Parent or Merger Sub and based on such information as the Stockholder has deemed appropriate, made its own analysis and decision to enter into this Agreement.

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ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Each of Parent and Merger Sub, jointly and several, represent and warrant to the Stockholder as to itself as follows:

Section 5.1    Qualification and Organization. Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the Laws of the state of its incorporation, formation or organization, as applicable. Each of Parent and Merger Sub has all requisite entity power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on such entity’s ability to perform and comply with its covenants and agreements under this Agreement. Each of Parent and Merger Sub is qualified to do business and is in good standing as a foreign entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on such entity’s ability to perform and comply with its covenants and agreements under this Agreement.

Section 5.3    Binding Agreement. Each of Parent and Merger Sub has duly executed and delivered this Agreement, and this Agreement constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Authority before which any Legal Proceeding seeking enforcement may be brought.

ARTICLE VI

TERMINATION

Section 6.1    Termination. This Agreement shall terminate upon the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms, (b) the delivery of written notice of termination by the Stockholder to Parent and Merger Sub following any amendment, modification, change or waiver to any provision of the Merger Agreement that decreases the amount or changes the form of the Merger Consideration (other than adjustments in accordance with the terms of the Merger Agreement), (c) the Company Board or any authorized committee thereof has effected a Company Board Recommendation Change in accordance with the terms and conditions of the Merger Agreement and (d) the Effective Time. In the event of any such termination of this Agreement, the obligations of the Parties under this Agreement shall terminate and there shall be no liability on the part of any Party with respect to this Agreement; provided, however, that (x) this Article VI and Article VII shall survive any such termination and each remain in full force and effect and (y) no Party shall be relieved or released from any liability or damages arising from a Willful Breach of any provision of this Agreement arising prior to such termination.

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ARTICLE VII

MISCELLANEOUS

Section 7.1    Non-Survival of Representations and Warranties. None of the representations, warranties or covenants in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Acceptance Time except that this Section 7.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Acceptance Time, which shall survive to the extent expressly provided for herein.

Section 7.2    No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Covered Company Shares. Except as otherwise provided in this Agreement, all rights, ownership and economic benefits of and relating to the Covered Company Shares shall remain vested in and belong to the Stockholder, and Parent shall have no authority to direct the Stockholder in the voting or disposition of any of the Covered Company Shares.

Section 7.3    Amendment; Waiver. Subject to applicable Laws, at any time prior to the Effective Time, this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed, in the case of an amendment or modification, by the Parties, or in the case of a waiver, by the Party against whom the waiver is to be effective.

Section 7.4    Entire Agreement; Counterparts. This Agreement (including the exhibit hereto) constitutes the entire agreement of the Parties, and supersedes all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as otherwise expressly provided herein or therein, are not intended to confer upon any other Person any rights or remedies hereunder or thereunder. This Agreement may be executed in any number of counterparts, including by facsimile or other electronic transmission each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by all of the other Parties hereto. Until and unless each Party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by email of a .pdf attachment will be effective as delivery of a manually executed counterpart of this Agreement.

Section 7.5    Governing Law; Venue; Waiver of Jury Trial; Specific Performance.

(a)    This Agreement, including any claims or causes of action (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance thereof or the transactions contemplated hereby, shall be governed by and construed and enforced in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

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(b)    Each of the parties hereto (a) irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with Section 7.6 or in such other manner as may be permitted by applicable Law, and nothing in this Section 7.5(b) shall affect the right of any party to serve legal process in any other manner permitted by applicable Law; (b) irrevocably and unconditionally consents and submits itself and its properties and assets in any action or proceeding to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter, any federal or other state court sitting in New Castle County within the State of Delaware) in the event any dispute or controversy arises out of this Agreement or the transactions contemplated hereby, or for recognition and enforcement of any judgment in respect thereof; (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (d) agrees that any actions or proceedings arising in connection with this Agreement or the transactions contemplated hereby shall be brought, tried and determined only in the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter, any federal or other state court sitting in New Castle County within the State of Delaware); (e) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (f) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts. Each of Parent, Merger Sub and the Stockholder agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(c)    EACH OF PARENT, MERGER SUB AND THE STOCKHOLDER HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, MERGER SUB OR THE STOCKHOLDER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

(d)    The Parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that no adequate remedy at Law would exist and damages

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would be difficult to determine. Accordingly, the Parties hereto acknowledge and agree that in the event of any breach by the Stockholder, on the one hand, or Parent and/or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Stockholder, on the one hand, and Parent and Merger Sub, on the other hand, shall be entitled (without proof of actual damages or otherwise or posting or securing any bond) to an injunction or injunctions to prevent or restrain breaches of this Agreement by the other (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement, this being in addition to any other remedy to which such party is entitled to at law or in equity. The Stockholder, on the one hand, and Parent and Merger Sub, on the other hand, agree not to oppose the availability of the equitable remedy of specific performance on the basis that the other party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity.

Section 7.6    Notices. Any notices or other communications to any Party required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered, if delivered in person, (b) on the next Business Day if transmitted by national overnight courier (with confirmation of delivery) or (c) if sent by email, on the date of dispatch by the sender thereof (provided, that no “bounce back” or similar message indicating non-delivery is received with respect thereto), in each case, as follows (or to such other Persons or addressees as may be designated in writing by the Party to receive such notice):

If to Parent or Merger Sub, addressed to it at:

Endo International plc.

1400 Atwater Drive

Malvern, PA 19355

Attention: Matthew J. Maletta

Email: maletta.matthew@endo.com

with a copy to (for information purposes only):

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, NY 10001

Attention: Brandon Van Dyke

Email: brandon.vandyke@skadden.com

If to the Stockholder, addressed to it at:

Marital Trust U/W/O Edwin H. Wegman dated 8-10-06

4902 Bocaire Boulevard

Boca Raton, FL 33487

Attention: Toby Wegman

Email: tsw824@aol.com

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with a copy to (for information purposes only):

Morgan, Lewis & Bockius LLP

One Federal Street

Boston, MA 02110

Attention: Carl A. Valenstein

Email: carl.valenstein@morganlewis.com

Section 7.7    Assignment. No Party may assign (by operation of Law or otherwise) either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties, except that Parent and Merger Sub may assign all or any of their rights and obligations under this Agreement to any Affiliate of Parent; provided that no such assignment shall relieve the assigning party of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any purported assignment in violation of this Agreement will be void ab initio.

Section 7.8    Severability. In the event that any term or other provision (or part thereof) of this Agreement, or the application thereof, is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions (or parts thereof) of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision (or part thereof) is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law and in a mutually acceptable manner in order for the transactions contemplated hereby to be effected as originally contemplated to the fullest extent possible.

Section 7.9    Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 7.10    No Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

Section 7.11    Construction. The Parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

Section 7.12    Exhibit. The Exhibits to this Agreement are hereby incorporated and made a part of this Agreement and is an integral part of this Agreement.

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Section 7.13    Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring or required to incur such expenses.

Section 7.14    Stockholder Capacity. The Stockholder is executing and entering into this Agreement solely in the Stockholder’s capacity as a stockholder of the Company. Notwithstanding anything herein to the contrary or the fact that the trustee of the Stockholder (the “Trustee”) is a director of the Company, nothing herein shall in any way restrict a director of the Company (including the Trustee) in the taking of any actions (or failure to act) in his or her capacity as a director of the Company, or in the exercise of his or her fiduciary duties as a director of the Company, or prevent or be construed to create any obligation on the part of any director or officer of the Company from taking any action in his or her capacity as such director, and no action taken solely in the capacity as a director of the Company (including the Trustee) shall be deemed to constitute a breach of this Agreement.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the Parties have duly executed this Agreement, as of the date first written above.

ENDO INTERNATIONAL PLC

By:	/s/ Blaise A. Coleman
Name: Blaise A. Coleman
Title: President and Chief Executive
Officer

[SIGNATURE PAGE TO SUPPORT AGREEMENT]

BETA ACQUISITION CORP.

By:	/s/ Blaise A. Coleman
Name: Blaise A. Coleman
Title: President and Chief Executive
Officer

[SIGNATURE PAGE TO SUPPORT AGREEMENT]

STOCKHOLDER:

MARITAL TRUST U/W/O EDWIN H. WEGMAN DATED 8-10-06

By:	/s/ Toby Wegman
Name: Toby Wegman
Title: Co-Trustee

By:	/s/ Mark Wegman
Name: Mark Wegman
Title: Co-Trustee

[SIGNATURE PAGE TO SUPPORT AGREEMENT]

Exhibit 99.1

Endo to Acquire BioSpecifics to Enhance Profitability of XIAFLEX® and Qwo™

– Endo to acquire BioSpecifics in an accretive all-cash transaction –

DUBLIN, October 19, 2020 –Endo International plc (NASDAQ: ENDP) today announced it has agreed to acquire all of the outstanding shares of BioSpecifics Technologies Corp. (NASDAQ: BSTC), a commercial-stage biopharmaceutical company, for $88.50 in cash per share, or an estimated enterprise value of approximately $540 million (net of approximately $120 million in cash acquired) at the anticipated time of deal closure. Endo has had a strategic relationship with BioSpecifics since 2004. Under the terms of the relationship, BioSpecifics receives a royalty stream from Endo related to Endo’s collagenase-based therapies, which currently include XIAFLEX®, marketed by Endo Pharmaceuticals, for the treatment of Dupuytren’s contracture and Peyronie’s disease, and Qwo™, the first FDA-approved injectable treatment for cellulite, which is expected to be launched by Endo Aesthetics in Spring 2021.

“Acquiring BioSpecifics is consistent with our strategic priority to expand and enhance our portfolio through additional investment in the significant long-term growth potential of both XIAFLEX and QWO—two of our most durable and differentiated products,” said Blaise Coleman, President and Chief Executive Officer of Endo. “This transaction will also immediately enhance Endo’s adjusted EBITDA and create significant value for shareholders of both organizations.”

Under the terms of the merger agreement, Endo, through a wholly owned subsidiary, will commence an all-cash tender offer to acquire 100 percent of the outstanding common stock of BioSpecifics for $88.50 per share. The Edwin H. Wegman Marital Trust has entered into a Support Agreement committing it to tender its shares into the tender offer. The closing of the tender offer will be subject to certain conditions, including that not less than a majority of shares of BioSpecifics common stock are tendered, the expiration of the waiting period under antitrust laws and other customary conditions. Upon the successful completion of the tender offer, Endo’s acquisition subsidiary will be merged into BioSpecifics, and any remaining shares of BioSpecifics will be canceled and converted into the right to receive the same consideration payable pursuant to the tender offer. The transaction is expected to close in late 2020 and Endo expects to fund the transaction with cash on hand. The transaction has been unanimously approved by the boards of directors of both companies.

Endo’s financial advisor is PJT Partners LP and legal counsel is Skadden, Arps, Slate, Meagher & Flom LLP.

About Endo International plc

Endo International plc (NASDAQ: ENDP) is a specialty pharmaceutical company committed to helping everyone we serve live their best life through the delivery of quality, life-enhancing therapies. Our decades of proven success come from a global team of passionate employees collaborating to bring the best treatments forward. Together, we boldly transform insights into treatments benefiting those who need them, when they need them. Endo has global headquarters in Dublin, Ireland and U.S. headquarters in Malvern, Pennsylvania. Learn more at www.endo.com or connect with us on LinkedIn.

About BioSpecifics Technologies Corp.

BioSpecifics Technologies Corp. is a commercial-stage biopharmaceutical company. BioSpecifics discovered and developed a proprietary form of injectable collagenase (CCH), which is currently marketed by Endo, as XIAFLEX® in North America for the treatment of Dupuytren’s contracture and Peyronie’s disease. Endo announced that it received FDA approval of CCH for the treatment of moderate to severe cellulite in the buttocks of adult women; Qwo™ is expected to be available commercially in the U.S. starting in the first half of 2021. The CCH research and development pipeline includes several additional potential indications including adhesive capsulitis and plantar fibromatosis. For more information, please visit www.biospecifics.com.

Forward Looking Statement

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. Statements including words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plan,” “will,” “may,” “look forward,” “intend,” “guidance,” “future” or similar expressions are forward-looking statements. These forward-looking statements include, among others, statements relating to Endo’s or BioSpecifics Technologies Corp.’s future financial performance, business prospects and strategy, including the tender offer, the merger, the ability to successfully complete such transactions and other similar matters. Actual results could differ materially from those contained in these forward-looking statements for a variety of reasons, including, among others, the risks and uncertainties inherent in the tender offer and the merger, including, among other things, regarding how many of BioSpecifics Technologies Corp.’s stockholders will tender their shares in the tender offer, the possibility that competing offers will be made, the ability to obtain requisite regulatory approvals relating to the acquisition, the ability to satisfy the conditions to the closing of the tender offer and the merger, the expected timing of the tender offer and the merger, the risk of stockholder litigation relating to the transaction, including resulting expense or delay, difficulties or unanticipated expenses in connection with integrating BioSpecifics Technologies Corp.’s operations into Endo’s and the possibility that anticipated synergies and other benefits of the transaction will not be realized in the amounts anticipated, within the expected timeframe or at all, the effect of the announcement of the tender offer and the merger on Endo’s and BioSpecifics Technologies Corp.’s business relationships, competition, including technological advances, new products and patents attained by competitors, challenges to patents, the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the expected tax treatment of the transaction, challenges inherent in product research and development, clinical trial outcomes and quality, availability and affordability of products, and other circumstances beyond Endo’s and BioSpecifics Technologies Corp.’s control. You should not place undue reliance on these forward looking statements. Certain of these and other risks and uncertainties are discussed in Endo’s and BioSpecifics Technologies Corp.’s filings with the Securities and Exchange Commission (“SEC”) and, in Endo’s case, with securities regulators in Canada on the System for Electronic Document Analysis and Retrieval, including the Schedule TO (including the offer to purchase, letter of transmittal and related documents) Endo will file with the SEC, the Solicitation/Recommendation Statement on Schedule 14D-9 BioSpecifics Technologies Corp. will file with the SEC and their respective Form 10-K’s and 10-Q’s under the caption “Risk Factors” and as otherwise enumerated therein. Endo assumes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required under applicable securities laws.

Additional Information and Where to Find It

The tender offer has not yet commenced. This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of common stock of BioSpecifics Technologies Corp. or any other securities, nor is it a substitute for the tender offer materials that Endo and Beta Acquisition Corp. (“Merger Sub”) will file with the SEC upon commencement of the tender offer. At the time the tender offer is commenced, Endo and Merger Sub will file tender offer materials on Schedule TO, including an offer to purchase, a letter of transmittal and related documents with the SEC, and BioSpecifics Technologies Corp. will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the offer. The offer to purchase all of the issued and outstanding shares of BioSpecifics Technologies Corp. common stock will only be made pursuant to the offer to purchase, the letter of transmittal, and related documents filed as a part of the Schedule TO. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS OF BIOSPECIFICS TECHNOLOGIES CORP. ARE URGED TO READ CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION SUCH HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Endo will be available free of charge on Endo’s website. In addition, security holders of BioSpecifics Technologies Corp. may obtain free copies of the tender offer materials by contacting the information agent for the tender offer that will be named in the Tender Offer Statement on Schedule TO. Copies of the documents filed with the SEC by BioSpecifics Technologies Corp. will be available free of charge on BioSpecifics Technologies Corp.’s website.

Contacts:

Endo International plc:

Media:	Investors:

Heather Zoumas-Lubeski (484) 216-6829 media.relations@endo.com	Pravesh Khandelwal (845) 364-4833 relations.investor@endo.com

BioSpecifics Technologies Corp.:

Sarah McCabe

Stern Investor Relations

sarah.mccabe@sternir.com

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